   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 1998.

                                       REGISTRATION STATEMENT NO. 333-46177
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                     PRE-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                           PT-1 COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       NEW YORK                     4813                    11-3265685
    (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
    JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
   INCORPORATION OR          CLASSIFICATION CODE
     ORGANIZATION)                 NUMBER)

    30-50 WHITESTONE EXPRESSWAY               JOHN J. KLUSARITZ, ESQ.
      FLUSHING, NEW YORK 11354              EXECUTIVE VICE PRESIDENT AND
           (718) 939-9000                         GENERAL COUNSEL
 (ADDRESS, INCLUDING ZIP CODE, AND           PT-1 COMMUNICATIONS, INC.
  TELEPHONE NUMBER, INCLUDING AREA          30-50 WHITESTONE EXPRESSWAY
  CODE, OF REGISTRANT'S PRINCIPAL             FLUSHING, NEW YORK 11354
         EXECUTIVE OFFICES)                        (718) 939-9000
                                        (NAME, ADDRESS, INCLUDING ZIP CODE,
                                          AND TELEPHONE NUMBER, INCLUDING
                                          AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                   COPIES TO:
     MORRIS F. DEFEO, JR., ESQ.              ROBERT W. SMITH, JR., ESQ.
        ANDREW M. RAY, ESQ.                    PIPER & MARBURY L.L.P.
    SWIDLER & BERLIN, CHARTERED               36 SOUTH CHARLES STREET
   3000 K STREET, N.W., SUITE 300                BALTIMORE MD 21201
       WASHINGTON, D.C. 20007                      (410) 539-2530
           (202) 424-7500

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                                MAY  , 1998

                                 [INSERT LOGO]

                           PT-1 COMMUNICATIONS, INC.

                                  COMMON STOCK

                                  -----------

  Of the     shares of Common Stock offered hereby (the "Offering"),     shares
are being sold by PT-1 Communications, Inc. ("PT-1" or the "Company") and shares are being sold by a shareholder of the Company (the "Selling Shareholder"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholder. See "Principal and Selling Shareholders." Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price
will be between $    and $    per share. See "Underwriting" for the factors to
be considered in determining the initial offering price. The Company has applied for the listing of the Common Stock on the NASDAQ National Market under the symbol "PTIC."

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                   FACTORS" BEGINNING ON PAGE 7 HEREOF.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
 A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    PRICE  UNDERWRITING   PROCEEDS    PROCEEDS
                                      TO   DISCOUNTS AND     TO      TO SELLING
                                    PUBLIC  COMMISSIONS  COMPANY(1) SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share..........................  $         $            $           $
--------------------------------------------------------------------------------
Total(3)........................... $          $           $           $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $1,000,000.

(2) Certain Selling Shareholders have granted to the Underwriters a 30-day
    option to purchase up to     additional shares of Common Stock solely to
    cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Shareholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the
offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about      ,
1998.

BT ALEX^ BROWN                                                 HAMBRECHT & QUIST

                   THE DATE OF THIS PROSPECTUS IS      , 1998

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET.

          [Maps to be added displaying the locations of the Company's distributors and its telecommunications network.]

                               PROSPECTUS SUMMARY

  The following summary is qualified by the detailed information and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References in this Prospectus to the "Company" and "PT-1" refer to PT-1 Communications, Inc. and its subsidiary, except where the context otherwise requires. Certain technical and other terms used in this Prospectus are defined in the Glossary, which is located at page A-1.

                                  THE COMPANY

  PT-1 is a leading emerging provider of international long distance services to retail customers and telecommunications carriers. The Company currently provides its retail services by marketing prepaid telephone calling cards ("Prepaid Cards"), primarily under the PT-1 brand name, through an extensive network of distributors and believes that its Prepaid Cards are sold in more than 50,000 independent retail outlets throughout the United States. The Company targets retail markets with substantial international long distance calling requirements, and believes that its Prepaid Cards provide consumers with a convenient, attractively priced alternative to traditional presubscribed long distance services. PT-1 has used its significant retail international traffic to negotiate international termination arrangements with attractive rates and develop an efficient telecommunications network, enabling the Company to market its services competitively on a wholesale basis to other telecommunications carriers. The Company believes that it is the eighth largest provider of long distance services in the United States based upon revenues for the three months ended December 31, 1997. During that period, the Company generated revenues and net income of $116.8 million and $2.8 million, respectively.

  The Company was founded in April 1995 to capitalize on the growing market for international long distance services, and, until recently, operated under the name PhoneTime, Inc. PT-1 initially entered the retail international long distance market through the distribution of Prepaid Cards targeted at ethnic communities. After building significant international traffic, in 1996 the Company began to negotiate reduced transmission rates based upon volume with underlying carriers and began to invest in switching equipment and lease transmission capacity to further reduce its cost of service as a percentage of revenues. In August 1996, the Company began to leverage its significant volume of international traffic by selling international long distance services on a wholesale basis to other carriers. For the nine months ended December 31, 1997, revenues from retail sales and from wholesale sales were $258.7 million and $45.1 million, respectively.

  The Company believes its competitive strengths are its (i) established Prepaid Card brand names, (ii) extensive distribution infrastructure, including more than 50,000 retail outlets, (iii) substantial experience in identifying, targeting and marketing to communities and markets with significant international long distance usage, (iv) position as a leading provider of telecommunications traffic to various international destinations and (v) efficient telecommunications network. PT-1 believes that its competitive strengths will enable it to continue to profitably increase its retail and wholesale customer bases and its traffic volume and negotiate lower telecommunications costs.

  The Company's retail customers can use its Prepaid Cards at any touch tone telephone by dialing an access number, followed by a personal identification number (a "PIN") assigned to each Prepaid Card and the telephone number the customer wishes to reach. The Company's switch completes the call, and its debit card platform ("Debit Card Platform") reduces the Prepaid Card balance during the call. The Company offers Prepaid Cards that can be used to access the Company's network by dialing an 800 number or, in specific metropolitan markets, local area calling cards ("LAC Cards") that only require a local call. PT-1 believes that customers typically use its Prepaid Cards as their primary means of making long distance calls due to (i) attractive rates, (ii) reliable service, (iii) the ease of monitoring and budgeting their long distance spending and (iv) the appealing variety of Prepaid Cards offered by the Company to different market segments.

  The Company currently offers 24 Prepaid Cards and plans to introduce up to 10 additional Prepaid Cards by June 1998, including additional LAC Cards and Prepaid Cards targeted at specific ethnic communities ("Country Calling Cards"). During the three months ended December 31, 1997, the Company's eight largest sources of revenue (in declining order) were from traffic to Mexico, the Dominican Republic, Colombia, Haiti, Egypt, Jamaica, India and Ecuador. In July 1995, the Company introduced its first Prepaid Card, The PT-1 Card, targeted initially at ethnic communities in the New York metropolitan area. The Company issued its first LAC Card, The New York Phone Card, in July 1996. Since February 1997, the Company has introduced seven new LAC Cards (The New Jersey Phone Card, The Florida Card, The Boston Card, The Detroit Card, The Connecticut Card, The Chicago Card and The D.C.-Maryland-Virginia Card), the Alo Brasil and Hola Mexico Country Calling Cards, aimed at the Brazilian and Mexican communities in the United States, as well as The PT-1 Worldwide Phone Card and other Prepaid Cards.

  As of December 31, 1997, PT-1's telecommunications network included (i) four Nortel DMS250 Supernode switches, located in Edison, New Jersey (installed in November 1996 and operated for the Company by a third party), Flushing, New York (installed in August 1997), Jersey City, New Jersey (installed in November
1997) and Miami, Florida (installed in December 1997), (ii) Debit Card Platforms located in Edison, New Jersey (owned and operated for the Company by a third party), Jersey City, New Jersey and Flushing, New York, (iii) network points-of-presence ("POPs") in 31 cities in 14 states and (iv) leased transmission lines connecting the network POPs with the Company's switches. The Company purchases transmission capacity from approximately 35 local, domestic and international long distance carriers, including WorldCom, Inc. ("WorldCom") and Teleport Communications Group, Inc. ("Teleport") under various arrangements (including leased line, fixed cost arrangements and per-minute resale arrangements). In addition, the Company recently opened an office in the United Kingdom and expects to install a Nortel DMS300 switch in that country by the end of the third quarter of 1998. The Company intends to further expand its international network by installing additional switches and network POPs, entering into additional transmission agreements with foreign carriers and investing in undersea fiber optic cables.

  PT-1 believes that, by implementing the following strategies, it will (i) increase its market share of international minutes in existing and new geographic markets, thereby increasing revenues and (ii) reduce its operating costs as a percentage of revenues, thereby improving gross margins and enhancing its ability to provide competitive pricing.

  Continue to Target Consumers with Significant International Long Distance Usage. PT-1 primarily targets consumers with significant international long distance usage by delivering reliable international long distance services at attractive rates. The Company believes that the $61.3 billion international long distance market (as estimated by TeleGeography (1997/1998)) provides an appealing opportunity because of its higher revenues and gross profits per minute and its higher expected growth rate relative to the domestic long distance market. The Company believes its brand awareness, its large number of international retail customers and its international network traffic and infrastructure will enable it to continue to successfully market international long distance service originating in countries in North America, Latin America, Europe and in other countries to which PT-1's domestic customers direct a substantial volume of calls.

  Increase Retail Distribution of the Company's Products. The Company estimates that its Prepaid Cards are currently sold in more than 50,000 independent retail outlets, providing customers with convenient access to PT-1's services. The Company intends to increase this retail distribution infrastructure by expanding the number of distributors and retail outlets within existing geographic markets, entering new geographic markets and by bringing certain of its distributors in-house. The Company initially concentrated its marketing and distribution efforts in the New York metropolitan area but has expanded and is continuing to expand its market penetration in other regions of the United States with significant ethnic populations. The Company has recently opened a sales office in Toronto, Ontario to market its Prepaid Cards to Canadian residents.

  Expand Offerings of Retail Products and Services. PT-1 intends to introduce new LAC Cards in additional metropolitan areas, offer additional Country Calling Cards and market other innovative Prepaid Cards, further segmenting the Prepaid Card market. PT-1 also has recently begun to market "dial around" long distance service in certain target markets. The Company intends to expand its "dial around" business and intends to begin marketing presubscribed long distance service. The Company believes that its brand awareness, large number of international retail customers and its ability to provide attractively priced long distance services will enable it to successfully market convenient, attractively priced dial around and presubscribed long distance service to new and existing customers.

  Expand PT-1's International Telecommunications Network. PT-1 intends to continue to expand the international reach of its telecommunications network in order to reduce transmission and other operating costs per minute. PT-1 seeks to establish substantial traffic volume in a geographic region before investing in network infrastructure in that region, in order to reduce the risks associated with capital investment and maximize the efficiency of network expansion. The Company intends to expand its network to include (i) additional switches, Debit Card Platforms and network POPs in strategic geographic regions in the United States, Europe and elsewhere, (ii) additional leased capacity connecting the Company's switches and network POPs, thereby enabling the Company to originate and terminate an increased portion of its long distance services on its own network ("on-net") and (iii) access to undersea fiber optic cables to lower transmission costs with respect to certain segments of its international traffic. The Company believes its United Kingdom office will facilitate its negotiation of additional direct termination agreements with other United Kingdom and European based carriers and serve as a base for expanded wholesale and retail marketing activities. The Company also intends to negotiate additional termination arrangements with foreign carriers in countries where the Company terminates significant traffic, concurrently with the investment in undersea fiber optic cables.




  Increase Wholesale Carrier Revenues. The Company believes that its increasing volume of international retail traffic will allow it to continue to negotiate more favorable transmission rates and to negotiate attractive direct termination arrangements with foreign carriers. These factors, together with the continued expansion of the Company's telecommunications network, are expected to reduce the Company's transmission cost per minute thereby enabling PT-1 to offer attractive wholesale rates to other carriers. The Company intends to continue to increase wholesale carrier revenues, allowing it to improve the usage and the efficiency of its network and to further reduce the Company's overall transmission cost per minute.

  The Company's principal executive offices are located at 30-50 Whitestone Expressway, Flushing, New York 11354, and its telephone number is 718-939-9000.

                                  THE OFFERING

Common Stock offered by the Company....     share
                                        ---------
Common Stock offered by the Selling
 Shareholders..........................    share
                                        --------
Common Stock to be outstanding after
 the Offering..........................     share
Use of proceeds........................ To fund expansion of the Company's network, repay indebtedness and for
                                        additional working capital and general
                                        corporate purposes. See "Use of
                                        Proceeds."
Proposed Nasdaq National Market
 Symbol................................ PTIC

--------------------

(1) Excludes (i) options outstanding as of April 30, 1998 to purchase 625,500
    shares of Common Stock at a weighted average exercise price of $    per
    share (of which 213,489 are vested and exercisable as of April 30, 1998);
    (ii) warrants issued to certain employees of InterExchange, Inc. ("InterExchange") and outstanding on the date hereof to acquire shares of Common Stock with a fair market value of $3.0 million at an aggregate exercise price of $1.0 million (one-third of which vest and become exercisable upon completion of the Offering); (iii) shares of Common Stock valued at $850,000 issuable to certain employees of the Company pursuant to the Pannullo Transactions (as defined in "Certain Transactions"); and
    (iv) 2,874,500 shares of Common Stock available for issuance under the Company's 1997 Stock Incentive Plan. See "Dilution," "Management--Stock Incentive Plan," "Description of Capital Stock--The InterExchange Warrants" and "Certain Transactions--Transactions with The Interactive Telephone Company, Godotsoft, L.L.C. and Joseph Pannullo."

                        SUMMARY FINANCIAL AND OTHER DATA

                                                             NINE MONTHS
                            PERIOD FROM       FISCAL      ENDED DECEMBER 31,
                          INCEPTION(1) TO   YEAR ENDED   -----------------------
                          MARCH 31, 1996  MARCH 31, 1997    1996         1997
                          --------------- -------------- ----------   ----------
                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND CERTAIN
                                         OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues(2).............    $   11,922      $  169,635   $  106,973   $  303,840
Cost of services........        13,812         166,184      108,188      278,782
                            ----------      ----------   ----------   ----------
Gross profit (loss).....        (1,890)          3,451       (1,215)      25,058
Operating expenses:
 Selling and marketing
  expenses..............           318           1,762        1,231        2,856
 General and administra-
  tive expenses.........           704           2,613        1,537        7,023
 Stock based compensa-
  tion (3)..............           --              --           --         2,276
                            ----------      ----------   ----------   ----------
Total operating
 expenses...............         1,022           4,375        2,768       12,155
Operating profit
 (loss).................        (2,912)           (924)      (3,983)      12,903
Earnings (loss) before
 income taxes...........        (2,910)           (820)      (3,916)      12,876
Income tax provision....           --              --           --         3,590
                            ----------      ----------   ----------   ----------
Net earnings (loss).....    $   (2,910)     $     (820)  $   (3,916)  $    9,286
                            ==========      ==========   ==========   ==========
Net earnings (loss) per
 share (4):
  Basic.................    $               $            $            $
  Diluted...............
Weighted average number
 of common shares and
 common share
 equivalents
 outstanding............    71,048,600      70,705,413   71,048,600   46,529,346
OTHER FINANCIAL DATA:
Gross profit (loss).....    $   (1,890)     $    3,451   $   (1,215)  $   25,058
Gross margin............        (15.85)%          2.03 %      (1.14)%       8.25%
EBITDA(5)...............    $   (2,903)     $     (849)  $   (3,961)  $   13,941
EBITDA margin...........        (24.35)%         (0.50)%      (3.70)%       4.59%
Capital expenditures....    $       74      $    1,489   $      918   $   17,583
Cash provided by
 operating activities...           765          13,514        8,714       20,844
Cash used in investing
 activities.............           (74)         (3,630)      (4,048)     (23,911)
Cash provided by (used
 in) financing
 activities.............             3          (5,000)         --         1,967
OTHER OPERATING DATA:
Number of PINs activated
 (in thousands).........           N/A          31,087       20,845       44,384
Minutes terminated (in
 thousands) (6).........        38,977         615,006      377,571    1,136,790
Revenues per minute
 terminated (2).........           .31             .28          .28          .27
Number of employees at
 end of period..........            22              69           50          157
Number of switches at
 end of period..........             0               1            0            3

                                           AS OF DECEMBER 31, 1997
                                                 (UNAUDITED)
                                           ------------------------
                                            ACTUAL   AS ADJUSTED(7)
                                           --------  --------------
                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................. $  4,477     $50,349
Working capital...........................  (24,764)     26,708
Property and equipment, net...............   18,525      18,525
Total assets..............................   65,683     111,555
Long term debt, less current portion......    5,000         --
Total shareholders' equity (deficiency)...   (3,833)     42,039

--------------------
(1) The Company was incorporated in New York on April 21, 1995 and had limited operations until July 1995.
(2) Revenues are recorded net of distributor discounts.

(3) Relates to (i) the grant to Mr. Pannullo, on May 9, 1997, of options to purchase 1,048,600 shares of Common Stock exercisable at a nominal price and (ii) the grant to certain other employees of the Company of options to purchase shares of Common Stock with a value of $850,000, exercisable at a nominal price. See "Certain Transactions--Transactions with The Interactive Telephone Company, GodotSoft, L.L.C and Joseph Pannullo."
(4) See Note 1 to the Company's financial statements for an explanation of the method used to determine the number of shares used in computing net earnings (loss) per share and weighted average number of common shares and common share equivalents.

(5) EBITDA consists of earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the communications industry to analyze companies. EBITDA is not a measure of financial performance under generally accepted accounting principles, is not necessarily comparable to similarly titled measures of other companies and should not be considered as an alternative to net income as a measure of operating performance nor as an alternative to cash flow as a measure of liquidity. See the Company's Financial Statements included elsewhere in this Prospectus.
(6) "Minutes terminated" represents minutes billed by underlying carriers for terminating the Company's long distance traffic.

(7) Adjusted to reflect the sale of     shares of Common Stock by the Company
    at an assumed price of $    per share and the application of the estimated
    net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. Certain statements contained herein, such as statements concerning the Company's ability to increase revenues and gross margins and to decrease cost of services as a percentage of revenues, statements concerning future growth in the demand for Prepaid Cards, the introduction of new products and services, the future of the telecommunications industry and PT-1's plans to expand its telecommunications and distribution networks and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

  Limited Operating History; Net Losses. The Company was organized in April 1995 and has only a limited operating history upon which investors may base an evaluation of its performance. The Company incurred operating and net losses from inception through the fiscal year ended March 31, 1997. Net loss for the fiscal year ended March 31, 1997 was $820,000. Although the Company reported net income of $9.3 million for the nine months ended December 31, 1997, there can be no assurance that the Company will be profitable in the future. A significant portion of the Company's revenues for the nine months ended December 31, 1997 was derived from the provision of resale services to other telecommunications providers, and the Company expects revenues from the provision of these services to continue to grow. The Company's prospects must be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. See "--Ability to Manage Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Ability to Manage Growth; Need to Hire Additional Employees. Although PT-1 has experienced substantial growth in revenues since inception and expects to continue to grow, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to expand its telecommunications infrastructure, add services, expand its customer bases and markets, install additional POPs or implement the other features of its business strategy at the rate or to the extent presently planned. This growth has placed, and is expected to continue to place, significant demands on all aspects of the Company's business, including its management, financial, technical and administrative personnel and its systems. There can be no assurance that the Company's systems, procedures and controls and existing office space will be adequate to support expansion of the Company's operations. The Company's future operating results will substantially depend upon the ability of its executive officers to manage its growth and to attract and retain additional highly qualified personnel, including personnel skilled in the operation of the Company's switching facilities. In addition, as the Company increases its service offerings and expands its target markets, there will be additional demands on its customer service support and sales and marketing resources. While the Company's executive officers have experience managing start-up companies and in other entrepreneurial activities, none has had experience in managing a public company or other large business. There can be no assurance that the Company will successfully manage its expanding operations and continued growth or attract additional personnel, and any failure to do so could have a material adverse effect on the Company's business, operating results, financial condition or prospects (a "Material Adverse Effect"). See "Business--Strategy," "Business--Employees" and "Management."

  Variability of Operating Results. The Company's operating results may vary significantly in the future due to numerous factors, including (i) changes in operating expenses, such as payments to carriers from which the Company purchases origination, transport and termination services, (ii) the impact of the Company's efforts to expand its own facilities-based network and resulting increases in fixed and other costs, (iii) the timing of the introduction of new products and services, (iv) changes in the Company's percentage of revenues derived from wholesale traffic, (v) changes in legislation and regulation which affect the competitive environment for the Company's products and services, (vi) market acceptance of new products and services and (vii) other competitive conditions. Accordingly, the Company believes that prior results of operations should not be relied upon as an indication of the Company's future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Telecommunications Products and Services" and "Business--Competition."

  Expansion and Operation of PT-1's International Telecommunications
Network. The Company intends to expand the international reach of its telecommunications network in order to reduce transmission and other operating costs per minute. There can be no assurance that the Company will be successful in its efforts to expand its telecommunications network. Failure to accomplish this objective could have a Material Adverse Effect.

  The successful implementation of the Company's network expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, possible delays in the full implementation of liberalization initiatives, competition and the availability of capital. There can be no assurance that the Company's network will grow and develop as planned or, if developed, that such growth or development will be completed on schedule, at a commercially reasonable cost or within the Company's specifications.

  The Company's network expansion strategy includes its purchase of interests in undersea fiber optic cables. In connection therewith, the Company must obtain reasonably priced access to transmission facilities and interconnection with one or more carriers that provide access and egress into and from the PSTN. There can be no assurance that the Company will be able to economically and efficiently enter into such agreements.

  Dependence on Facilities. The Company's network currently includes switches and Debit Card Platforms located in Edison, New Jersey, Jersey City, New Jersey and Flushing, New York and a switch located in Miami, Florida. The Company's provision of reliable telecommunications services is dependent upon its ability to protect its switches, Debit Card Platforms and other equipment and data at such facilities against damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. Although the Company has taken precautions, including the maintenance of insurance policies covering facilities, equipment and business interruption, and continues to review how best to protect itself and its customers from events such as natural disasters, fire and the like that could interrupt delivery of services, there can be no assurance that a fire, power loss, technical failure, unauthorized intrusion, natural disaster, sabotage or other similar or unforeseen event would not cause the failure of a switch, Debit Card Platform or other significant technical component, thereby resulting in an interruption in telecommunications services. The failure of the Company's network, or a significant decrease in telephone traffic resulting from the effects of a natural or man-made disaster, could have a Material Adverse Effect. See "Business--Network."

  Dependence on InterExchange. The Debit Card Platform located in Edison, New Jersey (the "Edison Debit Card Platform"), is owned and operated for the Company by InterExchange. Through December 31, 1997, a substantial portion of the Company's Prepaid Card minutes have been processed through the Edison Debit Card Platform. However the Company expects its dependence upon the Edison Debit Card Platform to decrease as the Company increases the capacity of Company-owned and operated Debit Card Platforms. Because the Edison Debit Card Platform is owned and operated by a third party, the Company has less control over the day-to-day operations of the Platform. Any interruption of services by InterExchange could have a Material Adverse Effect. See "Business--Information Systems; Debit Card Platforms."

  Software and Information Systems. The Company uses information systems and software (including software licensed to the Company by GodotSoft, L.L.C.) to provide information to management, deliver services to its customers, track inventory, control fraud and monitor system usage. Although the Company engages in extensive testing of its software prior to introduction, there can be no assurance that errors will not be found in such information systems or software. Any such error may result in an interruption in telecommunications services or a partial or total failure of the Company's network or information systems which could have a Material Adverse Effect. See "Business--Information Systems; Debit Card Platforms" and "Certain Transactions--Transactions with The Interactive Telephone Company, GodotSoft, L.L.C. and Joseph Pannullo."

  Dependence on and Concentration of Independent Distributors. The Company distributes substantially all of its Prepaid Cards through wholesale distributors and does not have an internal retail sales department. Accordingly, its success is significantly dependent upon its ability to recruit, maintain and motivate a network of independent distributors. A significant element of the Company's growth strategy is to increase retail distribution of the Company's products and services by expanding its distribution network in existing markets and by extending this network into new markets. There can be no assurance that the Company will be able to continue to effectively recruit, maintain and motivate independent distributors or to prevent its distributors from marketing other Prepaid Cards, and, to the extent the Company is unable to do so, a Material Adverse Effect may result. See "Business--Strategy."

  At March 31, 1997, the Company's accounts receivable were concentrated among distributors primarily in the Northeast, with two distributors individually representing approximately 35% and 15% of the net accounts receivable balance. At December 31, 1997, these two distributors represented approximately 29% and 23% of the net accounts receivable balance. While the Company believes that it could replace any of these distributors, a loss of these or other distributors could have a Material Adverse Effect.

  Intense Competition. The telecommunications services industry is intensely competitive. The Company competes with other providers of Prepaid Cards and with providers of telecommunications services in general. Many of the largest telecommunications providers currently offer Prepaid Cards in addition to the other telecommunications services the Company intends to provide in the future. As a service provider in the long distance telecommunications market, the Company competes with four dominant providers, AT&T Corp. ("AT&T"), MCI Communications, Inc. ("MCI"), Sprint, Inc. ("Sprint") and WorldCom. Each of these carriers markets Prepaid Cards, in certain cases, in competition with the Company. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than the Company. The Company also competes with smaller, emerging carriers in both the Prepaid Card retail market and in the wholesale market, including IDT Corporation, Star Telecommunications, Inc., RSL Communications, SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, Inc. and Telegroup, Inc. To the extent the Company begins providing services to customers outside the U.S. market, it may compete with the large PTTs such as British Telecommunications plc ("BT") in the U.K. The Company believes that additional competitors will be attracted to the Prepaid Card market (including Internet-based service providers and other telecommunications companies). There can be no assurance that competition from existing or new competitors or a decrease in the rates charged for telecommunications services by the major long distance carriers or other competitors will not have a Material Adverse Effect. See "--Rapid Technological Change."

  Recent changes in the regulation of the telecommunications industry may affect the Company's competitive position. The Telecommunications Act of 1996 (the "Telecommunications Act") is expected to open the long distance market to competition from the Regional Bell Operating Companies (the "RBOCs"). The entry of these well-capitalized and well-known entities into the long distance market likely will increase competition for long distance customers, including customers who use Prepaid Cards to make long distance calls. The Telecommunications Act also grants the Federal Communications Commission ("FCC") the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of telecommunications services by other entities, in competition with the Company. See "Regulation," "Business--Competition" and "Business-- Government Regulation."

  FTC Investigation. In July, 1997, the Company was notified by the Federal Trade Commission (the "FTC") and the New York Attorney General's Office (the "NYAG") that it was the subject of an investigation alleging deceptive advertising practices in connection with the sale of its Prepaid Cards. Subsequently, the FTC and the NYAG indicated that they were also reviewing whether the Company properly decrements minutes from its Prepaid Cards. The Company believes that the FTC and the NYAG have also been reviewing the practices of other companies in the telecommunications industry. While the Company believes that its advertising has complied with federal and state regulations regarding advertising and that its Prepaid Cards are properly decremented, there can be no assurance that the pending review by the FTC and the NYAG or any future federal or state regulatory inquiries will not raise material issues with respect to the Company's past or present promotion, marketing, advertising or other practices, or that the resolution of such issues will not result in civil penalties (including fines), require the Company to modify its advertisements or decrementing practices or have a Material Adverse Effect. See "Business-- Legal Proceedings".

  New Industry Segment; Uncertainty of Market Acceptance. The Prepaid Card segment of the telecommunications industry is an emerging business with an increasing and substantial number of new market entrants. These entrants are seeking to market, advertise and position their products and services as the preferred method for accessing long distance telephone services. Because the Prepaid Card segment is an emerging market, demand for and market acceptance of newly introduced products and services is uncertain. There can be no assurance that substantial markets will continue to develop for Prepaid Cards or that the Company will be able to meet its current marketing objectives, succeed in positioning its products and services as a preferred method for accessing long distance telephone services, increase market acceptance of its existing products and services or achieve significant market acceptance of its new products and services. See "Business--Industry Overview."

  Dependence upon Telecommunications Providers. In addition to using its own network capacity, the Company relies upon the transmission capacity of approximately 35 local, domestic and international long distance telecommunications carriers, including WorldCom and Teleport, to originate, transport and terminate various segments of its long distance traffic. The Company's agreements with these carriers provide that rates charged to the Company may fluctuate with rate change notice periods varying from five days to one month. PT-1's ability to maintain and expand its business depends, in part, upon its ability to continue to obtain these services at favorable rates and terms from these carriers. In addition, regulatory changes, competitive pressures and changes in access charges may adversely affect the charges imposed upon PT-1 by other telecommunications providers, some of which may be applied retroactively to the Company. No assurance can be given that the Company will continue to be able to obtain origination, transport or termination services at favorable rates and terms, and a material increase in the prices at which the Company obtains such services or the imposition of any retroactive charges could have a Material Adverse Effect. See "--Intense Competition" and "Business--Products and Telecommunications Services."

  In addition to favorable rates and terms, the Company also requires the cooperation and efficiency of incumbent local exchange carriers ("LECs"), competitive local exchange carriers ("CLECs"), and foreign carriers to originate and terminate service for its customers in a timely manner. Although the Company has not experienced significant losses in the past because of interruptions of service provided by these carriers, no assurance can be made that the Company will not experience interruptions in the future or that such interruptions will not have a Material Adverse Effect.

  Rapid Technological Change. The telecommunications service industry is characterized by rapid technological change, new product and service introduction, new sales channels and evolving industry standards. The Company's success will depend, in significant part, upon its ability to make timely and cost-effective enhancements and additions to its technology and to introduce new products and services that meet customer demands. The Company expects new products and services to be developed and introduced by other companies that compete with its products and services. The proliferation of new telecommunications technology, including personal and voice communication services over the Internet, may reduce demand for long distance services, including Prepaid Cards. There can be no assurance that the Company will be successful in responding to these or other technological changes, evolving industry standards or to new products and services offered by the Company's current and future competitors. The inability of the Company to respond to these changes could have a Material Adverse Effect. See "Business-- Competition" and "Business--Telecommunications Products and Services."

  Dependence on Key Management. The Company believes that its continued success will depend, to a significant extent, upon the efforts and abilities of its executive officers. Although the Company's executive officers have entered into multi-year employment agreements (which include noncompetition covenants), and the Company believes that it would be able to locate a suitable replacement for each of its executive officers if his services were lost, there can be no assurance that it would be able to do so. In addition, the Company does not maintain key man life insurance with respect to any of its executive officers. Accordingly, the loss of services of any of the Company's executive officers could have a Material Adverse Effect. See "-- Ability to Manage Growth; Need to Hire Additional Employees " and "Management."

  Regulation. The Company is subject to U.S. federal and state regulation of its long distance telecommunications services. The Company is regulated at the federal level by the FCC and currently is required to maintain both domestic and international tariffs for its services containing the currently effective rates, terms and conditions of service. As a non-dominant international carrier, the Company is required to obtain Section 214 authority from the FCC. The Company has applied for and has been issued a perpetual "global"
Section 214 license. As a condition of its Section 214 license, the Company must comply with a variety of reporting and filing requirements related to its traffic and revenues, its foreign applications and its correspondent and/or termination relationships with foreign carriers, if any. Various sanctions may be imposed upon the Company by the FCC (including, in extreme cases, revocation of the Company's Section 214 license) in the event that the Company fails to comply with such reporting, filing and other FCC requirements. The loss of the Company's Section 214 license would have a Material Adverse Effect.

  The Company's services can also be used to complete a long distance call between localities within the same state ("intrastate" calling), and therefore are subject to various state laws and regulations, including prior certification, notification or registration requirements. The Company generally must obtain and maintain certificates of public convenience and necessity from regulatory authorities in most states in which it offers service. In most of these jurisdictions, the Company also must file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs when the Company adjusts its rates or adds new products.

  The FCC and numerous state agencies also impose prior approval requirements on "transfers of control," including pro forma transfers of control and corporate reorganizations, stock issuances and assignments of regulatory authorizations. As a result, the Company has filed or will file certain notices and applications with respect to the consummation of the Offering. While the Company expects to receive all such approvals that have been requested, there can be no assurance that the FCC or the regulatory authorities in one or more states will not raise material issues with regard to the Company's compliance with applicable regulations, including transfer, stock issuance and similar regulations, or that other regulatory matters will not have a Material Adverse Effect. In addition, changes in the federal and state regulations requiring LECs to provide equal access for origination and termination of calls by long distance subscribers (such as the Company's customers) or in the regulations governing the fees to be charged for such access services, particularly changes allowing variable pricing based upon volume, could have a Material Adverse Effect. See "Business--Government Regulation."

  A small portion of the Company's customers use pay phones to access the Company services. The Telecommunications Act requires long distance carriers such as the Company to compensate pay phone owners when a pay phone is used to originate a telephone call through a toll-free number. Recent regulations adopted under the Telecommunications Act mandate compensation in the amount of $0.284 per call, although these regulations are being reconsidered and are under review by an appellate court. In February 1998, the Company began passing these costs on to its customers who use pay phones. However, there can be no assurance that the Company will be able to successfully pass these costs on to its customers or that these charges will not have a Material Adverse Effect. See "Business--Government Regulations."

  The FCC requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service support by contributing to a fund (the "Universal Service Fund"). Universal Service Fund contributions are generally equal to approximately four percent of a carrier's interstate and international, plus approximately one percent of its intrastate, "end-user" gross telecommunications revenues, effective January 1, 1998. In addition, states may establish their own intrastate universal service funding programs, to which the Company may in some cases be required to contribute. While the Company expects that the industry will incorporate these charges into the rates charged to end users, there can be no assurance that this will be the case or that a delay in passing these charges on to end users will not have a Material Adverse Effect. In addition, the FCC will adjust the amount of these contributions each calendar quarter, and may increase them significantly in future periods.

  As a holder of certain licenses issued by the Secretary for Trade and Industry (the "TI Secretary") of the United Kingdom, the Company is subject to the U.K. Office of Telecommunications ("Oftel") regulations. Oftel is the U.K. regulatory agency responsible for enforcing conditions of the Company's U.K. licenses. See "Business--Government Regulation--United Kingdom."

  The foregoing discussion is not a complete description of all present and proposed international, federal, state and local legislation and regulations affecting the Company's business. These laws and regulations are subject to change. There can be no assurance that future legal and regulatory developments will not have a Material Adverse Effect.

  Taxes. The taxation of the sale and use of Prepaid Cards is evolving and is not specifically addressed by the laws of many of the states in which the Company does business. While the Company believes that it has adequately reserved for any state taxes it may ultimately be required to pay, there can be no assurance that this will be the case. In addition, certain states may enact legislation which specifically provides for taxation of Prepaid Cards or may interpret current laws in a manner resulting in additional tax liabilities.

  Fraud; Theft of Services; Uncollectible Accounts. From time to time, callers have obtained services without rendering payment to the Company by unlawfully using the Company's access numbers and PINs. The Company attempts to manage these theft and fraud risks through its internal controls and its monitoring and blocking systems. There can be no assurance that the Company's risk management practices will be sufficient to protect the Company in the future from unauthorized transactions or thefts of services which could have a Material Adverse Effect.

  In addition, the Company has recently begun to sell Prepaid Cards to certain of its distributors on credit, and the Company also intends to introduce new services such as dial around and presubscribed long distance for which customers will be billed after services are rendered. The Company's total accounts receivable have increased from approximately $1.0 million at March 31, 1996, to approximately $24.3 million at December 31, 1997. Significant accounts receivable and credit losses have been experienced by certain participants in the telecommunications industry. There can be no assurance that the Company will be able to adequately monitor and evaluate its accounts receivable or that it will be able to collect all amounts due for services rendered. Any material difficulty in collecting accounts receivable could have a Material Adverse Effect. See "Business--Information Systems; Debit Card Platforms" and "Business--Prepaid Card Productions and Inventory Control."

  Limited Protection of Proprietary Rights; Risks of Infringement. The Company believes that PT-1 and its Prepaid Card products have achieved significant brand awareness among distributors, retail outlets and many ethnic communities and other consumer groups. The Company has filed for federal trademark protection of the PT-1 Communications and PT-1 service marks and for other names the Company uses or intends to use to market its Prepaid Cards, including The PT-1 Card and The New York Card. In addition, the Company recently changed its name from Phonetime, Inc. and the name of one of its Prepaid Cards from The PTI Card to The PT-1 Card in response to letters challenging the Company's use of these names. There can be no assurance that the Company's efforts to protect its proprietary rights will be successful or that other companies will not challenge the Company's use of its trademarks and service marks. The Company also intends to expand the marketing of Prepaid Cards in foreign countries. This expansion may result in usage of the Company's Prepaid Cards in countries where intellectual property protections are more limited than the protections available in the United States. The Company's inability to protect its proprietary rights or continue to use such marks in the U.S. and abroad could result in a Material Adverse Effect. See "Business--Trademarks and Service Marks."

  Substantial Discretion of Management Concerning Use of Proceeds. The Company has allocated approximately $35 million of the net proceeds of the Offering for specific identified purposes, with the remaining approximately $10 million to be used for working capital requirements and for general corporate purposes. Accordingly, management will have substantial discretion in spending a large percentage of the proceeds to be received by the Company. See "Use of Proceeds."

  Control of Company. Upon completion of the Offering, the present directors and executive officers of the Company and their respective affiliates will
beneficially own     shares (approximately   %) of the outstanding Common
Stock, of which     shares (approximately   %) will be beneficially owned by
Mr. Samer Tawfik, the Chief Executive Officer and Chairman of the Board of Directors of the Company (the "Board of Directors"). As a result, these shareholders in general, and Mr. Tawfik in particular, will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership also may have the effect of delaying or preventing a change in control of the Company. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock--Certain Provisions of the Company's Certificate and Bylaws."

  Antitakeover Considerations. The Company's Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the "Bylaws"), to be adopted prior to the closing of the Offering, will include certain provisions that may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company without the approval of the Board of Directors. Such provisions also may render the removal of directors and management more difficult. Among other things, the Certificate and/or Bylaws: (i) provide for a classified board of directors,
(ii) restrict who may call a special meeting of shareholders, (iii) require that shareholder action be taken only by unanimous written consent or at shareholder meetings and (iv) specify advance notice requirements for certain shareholder proposals, including nominations of candidates for election to the Board of Directors and certain other shareholder proposals. In addition, the Board of Directors, without further action by the shareholders, may cause the Company to issue up to 15 million shares of preferred stock, no par value (the "Preferred Stock"), on such terms and with such rights, preferences and designations as the Board of Directors may determine. Issuance of such Preferred Stock, depending upon its rights, preferences and designations, may have the effect of delaying, deterring or preventing a change in control of the Company. Further, the New York Business Corporation Law (the "NYBCL") and certain provisions of the Certificate impose restrictions on the ability of a third party to effect a change in control of the Company. In addition, certain federal and state laws and regulations concerning telecommunications providers require prior approval of transfers of control and may also have the effect of delaying, deterring or preventing a change in control of the Company. See "-- Regulation" and "Description of Capital Stock."

  Absence of Public Market and Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active market will develop upon consummation of the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. There is no assurance that the market price of the Common Stock after the Offering will not decline below the initial public offering price. The Company believes factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities analysts and announcements of material events by the Company or its competitors may cause the market price for the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations which have affected the market price for many companies in the telecommunications and other industries and which often have been unrelated to the operating performance of these companies. These fluctuations, as well as general economic conditions, may have a material adverse effect on the price of the Common Stock. See "Underwriting."

  Shares Eligible for Future Sale. Future sales of substantial amounts of Common Stock by existing shareholders could adversely affect the market price
of the Common Stock. The     shares offered hereby will be eligible for
immediate sale in the public market without restriction under the Securities Act except any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which shares will be subject to the resale restrictions of Rule 144 ("Rule 144") promulgated
under the Securities Act. Of the     shares of Common Stock which will be
outstanding upon the completion of this Offering (including 213,489 shares issuable upon the exercise of vested and exercisable options, but excluding warrants to acquire shares of Common Stock with a fair market value of $1.0 million at an aggregate exercise price of $333,333 which vest and become
exercisable upon the completion of the Offering),     shares will be subject
to 180-day lock-up agreements between the holders thereof and the Underwriters. After the expiration of such lock-up agreements, pursuant to Rule 144, such holders may sell such shares without registration, subject to certain holding requirements and volume limitations. A decision by any such holders to publicly sell a significant number of shares of Common Stock could adversely affect the market price of the Common Stock and may impair the ability of the Company to raise capital in the future at prices or on terms favorable to the Company. See "Description of Capital Stock--Registration Rights," "Description of Capital Stock--The InterExchange Warrants," "Shares Eligible for Future Sale" and "Underwriting."

  Benefits of Offering to Existing Shareholders. The existing shareholders of the Company will receive certain benefits from the sale of the Common Stock offered hereby. The Offering will establish a public market for the Common Stock and provide increased liquidity to the existing shareholders for the shares of Common Stock they will own after the Offering, subject to certain limitations. See "Shares Eligible for Future Sale." One former executive
officer and director of the Company will sell     shares of Common Stock in
the Offering and will receive approximately $     million in net proceeds. See
"Principal and Selling Shareholders." A portion of the net proceeds of the Offering will be used to repay indebtedness under a promissory note to Mr. Thomas Hickey (the "Note"), the former executive officer and director named above, which as of December 31, 1997 had an outstanding balance, including accrued interest, of approximately $10.6 million. See "Use of Proceeds" and "Certain Transactions--Transactions with Thomas Hickey." Additionally, immediately following the Offering, existing shareholders will have a substantial unrealized gain over the original cost of the shares that will
continue to be held by them. Assuming an offering price of $   , the seven
principal shareholders will own shares with an aggregate value equal to $   ,
which shares were purchased at an aggregate price of $   . See "Dilution."

  Immediate and Substantial Dilution to New Investors. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock. To the extent options or warrants to purchase Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby (at an assumed initial offering price of $    per share, the
midpoint of the range set forth on the cover page of this Prospectus) are estimated to be approximately $45.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

   The Company intends to use approximately (i) $30.0 million of the net proceeds from the Offering to expand and develop its network; (ii) $5.6 million of the net proceeds to repay existing indebtedness payable to Thomas Hickey, a former executive officer, director and significant shareholder of the Company, consisting of $5.0 million in principal together with accrued interest at a rate of 8.0% per annum and (iii) $10.0 million of the net proceeds for working capital requirements arising from the introduction of new services (including dial around and presubscribed) and increasing sales of existing wholesale services, as well as for general capital purposes. The Company may use a portion of the net proceeds from the Offering to further its business strategy through strategic alliances with, investments in, or acquisitions of, companies that are complementary to the Company's operations. See "Business--Strategy." In connection with (ii) above, the Company is obligated to pay the remaining principal and accrued and unpaid interest on March 25, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy" and "Certain Transactions--Transactions with Thomas Hickey."

  Prior to the application of the net proceeds of the Offering as described above, such funds will be invested in investment grade, short-term, interest-bearing securities, in interest-bearing bank accounts or in U.S. government securities.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock, and the current policy of the Board of Directors is to retain any available earnings for use in the operation and expansion of the Company's business. Therefore, the payment of cash dividends on its Common Stock is unlikely in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, capital requirements, financial condition and any other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of December 31, 1997, and the capitalization of the Company as adjusted to
reflect the issuance and sale by the Company of     shares of Common Stock
offered hereby (assuming an initial public offering price of $    per share)
and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this Prospectus.

                                                    AS OF DECEMBER 31, 1997
                                                         (IN THOUSANDS)
                                                      ACTUAL       AS ADJUSTED
                                                    --------------------------
Cash and cash equivalents.......................... $      4,477
                                                    ============
Notes payable:
  Current portion of notes payable................. $      5,325
  Notes payable, net of current portion............        5,000
                                                    ------------
Total notes payable................................       10,325
Shareholders' equity:
  Preferred Stock, no par value per share;
   15,000,000 shares authorized; no shares issued
   or outstanding..................................          --
  Common Stock, par value $.01 per share;
   150,000,000 shares authorized; 73,449,180 shares
   issued and 48,396,548 outstanding actual and
   shares issued and outstanding as adjusted (1)...          500
  Additional paid-in capital.......................        8,334
  Retained earnings (accumulated deficit)..........        5,556
  Treasury stock, at cost, 25,052,632 shares
   outstanding actual and no shares outstanding as
   adjusted (2)....................................      (15,000)
  Less: Note receivable from stockholder...........       (3,223)
                                                    ------------
    Total shareholders' equity (deficiency)........       (3,833)
                                                    ------------
Total capitalization............................... $      6,492
                                                    ============

---------------------

(1) Excludes: (i) options outstanding as of April 30, 1998 to purchase 625,500
    shares of Common Stock at a weighted average exercise price of $    per
    share (of which options to purchase 213,489 shares are vested and exercisable at April 30, 1998) (i) (ii) warrants issued to certain employees of InterExchange outstanding on the date hereof to acquire shares with a fair market value of $3.0 million at an aggregate exercise price of $1.0 million (one-third of which vested and became exercisable on March 31, 1998); (iii) shares of Common Stock valued at $850,000 issuable to certain employees of the Company pursuant to the Pannullo Transactions (as defined in "Certain Transactions"); and (iv) 2,874,500 shares of Common Stock available for issuance under the Company's 1997 Stock Incentive Plan. See "Dilution," "Management--Stock Incentive Plan," "Description of Capital Stock--The InterExchange Warrants" and "Certain Transactions--Transactions with The Interactive Telephone Company, Godotsoft, L.L.C. and Joseph Pannullo."

(2) Reflects the cancellation and restoration to the status of authorized and
    unissued     shares of Common Stock that were repurchased from Thomas
    Hickey, held in treasury and pledged to secure the payment of indebtedness to Mr. Hickey. A portion of the net proceeds of the Offering will be used to repay the indebtedness. See "Use of Proceeds" and "Certain Transactions--Transactions with Thomas Hickey."

                                   DILUTION

  The net tangible book value (deficiency) of the Company's Common Stock as of December 31, 1997 was $(8.0) million or $( ) per share. "Net tangible book value (deficiency)" per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock
outstanding. After giving effect to the sale of     shares of Common Stock
offered hereby at an assumed offering price of $    per share, and after
deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and receipt of the net proceeds of the Offering by the Company, the pro forma net tangible book value of the Company
as of December 31, 1997 would have been $     million, or $    per share,
representing an immediate increase in net tangible book value of $    per
share to existing shareholders and an immediate dilution of $    per share to
new investors purchasing shares in the Offering. The following table illustrates the resulting per share dilution with respect to the shares of Common Stock to be sold by the Company in the Offering:

Assumed initial public offering price per share....................       $
  Net tangible book value (deficiency) per share at December 31,
   1997............................................................ $
  Increase per share attributable to new investors.................
                                                                    -----
Pro forma net tangible book value (deficiency) per share after the
 Offering (1)......................................................
                                                                          -----
Dilution per share to new investors (1)............................       $
                                                                          =====

---------------------

(1) If the over-allotment option is exercised in full, the pro forma net tangible book value and dilution per share to new investors would be $
    million and $   , respectively.

  The foregoing computations assume no exercise of stock options or warrants prior to completion of the Offering. Options to purchase an aggregate of
shares of Common Stock at exercise prices ranging from $    to $    per share,
with a weighted average exercise price of $    per share, warrants to purchase
shares of Common Stock with a fair market value of $3.0 million at an aggregate exercise price of $1.0 million and options to purchase shares of Common Stock valued at $850,000, will be outstanding and unexercised upon completion of the Offering. If all of such stock options and warrants had been
exercised as of December 31, 1997 (including an option to purchase     shares
of Common Stock exercised in February 1998), and assuming no exercise of the Underwriters over-allotment option, the pro forma net tangible book value
(deficiency) per share after the Offering would be $   , representing an
increase in pro forma net tangible book value of $    per share and dilution
to new investors of $    per share.

  The following table summarizes the difference between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company before deduction of underwriting discounts and commissions and estimated offering expenses and the weighted average price paid per share by the existing shareholders and by the investors purchasing shares of Common Stock in the Offering.

                         SHARES PURCHASED  TOTAL CONSIDERATION        WEIGHTED AVERAGE
                         NUMBER    PERCENT AMOUNT         PERCENT     PRICE PER SHARE
                         ------ ---------- ---------   -----------    ----------------
Existing
 shareholders(1)........                    $                      %        $
New investors...........
                          ----     ---      ---------     ---------
  Total.................           100%     $                   100%
                          ====     ===      =========     =========

---------------------

(1) Excludes: (i) options outstanding as of April 30, 1998 to purchase 625,500
    shares of Common Stock at a weighted average exercise price of $    per
    share (of which options to purchase 213,489 shares are vested and exercisable as of April 30, 1998); (ii) warrants issued to certain employees of InterExchange and outstanding on the date hereof to acquire shares with a fair market value of $3.0 million at an aggregate exercise price of $1.0 million (one-third of which vested and became exercisable on March 31, 1998); (iii) shares of Common Stock valued at $850,000 issuable to certain employees of the Company pursuant to the Pannullo Transactions (as defined); and (iv) 2,874,500 shares of Common Stock available for issuance under the Company's 1997 Stock Incentive Plan. See "Dilution," "Management--Stock Incentive Plan," "Description of Capital Stock--The InterExchange Warrants" and "Certain Transactions--Transactions with The Interactive Telephone Company, Godotsoft, L.L.C. and Joseph Pannullo."

                       SELECTED FINANCIAL AND OTHER DATA

  The following table sets forth certain financial and other information for the Company. The Statement of Operations Data for the period ended March 31, 1996 and for the fiscal year ended March 31, 1997 have been derived from the Company's audited financial statements and notes thereto, which are included elsewhere in this Prospectus. The financial information for the nine month periods ended December 31, 1996 and 1997 has been derived from the unaudited financial statements of the Company and notes thereto, included elsewhere in this Prospectus, which in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company's financial position and results of operations for such periods. The results of operations for the interim periods are not necessarily indicative of a full year of operations. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                                NINE MONTHS
                            PERIOD FROM                      ENDED DECEMBER 31,
                          INCEPTION(1) TO FISCAL YEAR ENDED -----------------------
                          MARCH 31, 1996   MARCH 31, 1997      1996         1997
                          --------------- ----------------- ----------   ----------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                       CERTAIN OTHER OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues(2).............    $   11,922       $  169,635     $  106,973     $303,840
Cost of services........        13,812          166,184        108,188      278,782
                            ----------       ----------     ----------   ----------
Gross profit (loss).....        (1,890)           3,451         (1,215)      25,058
Operating expenses:
 Selling and marketing
  expenses..............           318            1,762          1,231        2,856
 General and
  administrative
  expenses..............           704            2,613          1,537        7,023
 Stock based
  compensation (3)......           --               --             --         2,276
                            ----------       ----------     ----------   ----------
Total operating
 expenses...............         1,022            4,375          2,768       12,155
Operating profit
 (loss).................        (2,912)            (924)        (3,983)      12,903
Earnings (loss) before
 income taxes...........        (2,910)            (820)        (3,916)      12,876
Income tax provision....           --               --             --         3,590
                            ----------       ----------     ----------   ----------
Net earnings (loss).....    $   (2,910)      $     (820)    $   (3,916)    $  9,286
                            ==========       ==========     ==========   ==========
Net earnings (loss) per
 share (4):
 Basic..................    $                $              $            $
 Diluted................
Weighted average number
 of common shares and
 common share
 equivalents............    71,048,600       70,705,413     71,048,600   46,529,346
OTHER FINANCIAL DATA:
Gross profit (loss).....    $   (1,890)      $    3,451     $   (1,215)  $   25,058
Gross margin............        (15.85)%           2.03 %        (1.14)%       8.25 %
EBITDA(5)...............    $   (2,903)      $     (849)    $   (3,961)  $   13,941
EBITDA margin...........        (24.35)%          (0.50)%        (3.70)%       4.59 %
Capital expenditures....    $       74       $    1,489     $      918   $   17,583
Cash provided by
 operating activities...           765           13,514          8,714       20,844
Cash used in investing
 activities.............           (74)          (3,630)        (4,048)     (23,911)
Cash provided by (used
 in) financing
 activities.............             3           (5,000)           --         1,967
OTHER OPERATING DATA:
Number of PINs activated
 (in thousands).........           N/A           31,087         20,845       44,384
Minutes terminated (in
 thousands) (6).........        38,977          615,006        377,571    1,136,790
Revenues per minute
 terminated(2)..........           .31              .28            .28          .27
Number of employees at
 end of period..........            22               69             50          157
Number of switches at
 end of period..........             0                1              0            3

                                             (continued on following page)

                             AS OF          AS OF            AS OF             AS OF
                         MARCH 31, 1996 MARCH 31, 1997 DECEMBER 31, 1996 DECEMBER 31, 1997
                         -------------- -------------- ----------------- -----------------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............        694          5,577           5,359           $  4,477
Working capital.........     (3,064)       (17,426)         (8,758)           (24,764)
Property and equipment,
 net....................         69          1,484             966             18,525
Total assets............      2,186         18,899          16,903             65,683
Long term debt, less
 current portion........        --           5,000             --               5,000
Total shareholders'
 equity (deficiency)....     (2,907)       (18,727)         (6,824)            (3,833)

---------------------
(1) The Company was incorporated in New York on April 21, 1995 and had limited operations until July 1995.
(2) Revenues are recorded net of distributor discounts and are not necessarily comparable to other telecommunications carriers.

(3) Relates to (i) the grant to Mr. Pannullo, on May 9, 1997, of options to purchase 1,048,600 shares of Common Stock exercisable at a nominal price and (ii) the grant to certain other employees of the Company of options to purchase shares of Common Stock with a value of $850,000, exercisable at a nominal price. See "Certain Transactions--Transactions with the Interactive Telephone Company, GodotSoft, L.L.C. and Joseph Pannullo."

(4) See Note 1 to the Company's financial statements for an explanation of the method used to determine the number of shares used in computing net earnings (loss) per share and weighted average number of common shares and common share equivalents.

(5) EBITDA consists of earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the communications industry to analyze companies. EBITDA is not a measure of financial performance under generally accepted accounting principles, is not necessarily comparable to similarly titled measures of other companies and should not be considered as an alternative to net income as a measure of operating performance nor as an alternative to cash flow as a measure of liquidity. See the Company's Financial Statements included elsewhere in this Prospectus.
(6) "Minutes terminated" represents minutes billed by underlying carriers for terminating the Company's long distance traffic.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements, including the notes thereto, and other detailed information regarding the Company included elsewhere in this Prospectus. Certain statements set forth below, such as statements concerning the Company's ability to increase revenues and gross margins and to decrease costs of services as a percentage of revenues, statements concerning future growth in the demand for Prepaid Cards, the introduction of new products and services, the future of the telecommunications industry and PT-1's plans to expand its telecommunications and distribution networks and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Act). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

OVERVIEW

  PT-1 is a leading emerging provider of international long distance services to retail customers and telecommunications carriers. The Company currently provides its retail services by marketing Prepaid Cards, primarily under the PT-1 brand name, through an extensive network of distributors and believes that its Prepaid Cards are sold in more than 50,000 independent retail outlets throughout the United States. The Company targets retail markets with substantial international long distance calling requirements, such as ethnic communities, and believes that its Prepaid Cards provide consumers with a convenient, attractively priced alternative to traditional presubscribed long distance services. PT-1 has used its significant retail international traffic to negotiate international termination arrangements with attractive rates and develop an efficient telecommunication network, enabling the Company to market its services competitively on a wholesale basis to telecommunications carriers.

  Revenues. The Company generates revenues from the sale of Prepaid Cards to distributors and from the sale of transmission service on a wholesale basis to other carriers. The Company has established itself in the international long distance market through its Prepaid Card business and is using its international traffic volume to develop a significant wholesale customer base. For the nine months ended December 31, 1997, approximately 74.1% of the Company's revenues were derived from the sale of international long distance telecommunications services and 25.9% from the sale of domestic long distance services. Rates in the international long distance market have declined in recent years and, as competition in this segment of the telecommunications industry continues to intensify, the Company believes that this downward trend in rates is likely to continue. While the Company believes that any reduction in rates will be offset in whole or in part by efficiencies attributable to the planned expansion of the Company's telecommunications network as well as by lower transmission costs per minute resulting from the Company's increased volume of minutes, there can be no assurance that this will be the case. See "Risk Factors--Intense Competition."

  In July 1995, the Company introduced its first Prepaid Card, The PT-1 Card, initially targeted at ethnic communities with substantial international long distance calling requirements in the New York city metropolitan area. The Company issued its first LAC Card, The New York Phone Card, in July 1996. Since February 1997, the Company has introduced seven new LAC Cards (The New Jersey Phone Card, The Florida Card, The Boston Card, The Detroit Card, The Connecticut Card, The Chicago Card and The D.C.-Maryland-Virginia Card), the Alo Brasil and Hola Mexico cards targeted at the Brazilian and Mexican communities in the U.S., as well as other Prepaid Cards. The Company currently offers 24 Prepaid Cards targeted at various market segments and plans to introduce up to 10 additional Prepaid Cards by June 1998.

  The Company fixes its Prepaid Card rates to attract new customers and to retain its existing customers. While the Company's rates to specific domestic and international destinations are often more attractive to customers than the rates of the four primary carriers, the Company does not, as a policy, fix its rates at a discount to the rates charged by the four primary carriers, or at a discount to the rates charged by other carriers.

  The Company sells its Prepaid Cards to distributors at a discount to their face values of $5, $10, $20, $25, $50 and $100, and records the sale as deferred revenue until the card user utilizes the calling time. Revenues from the wholesale provision of international and domestic long distance services to other carriers is also recognized at the time of customer usage. The Company intends to record revenue from the sale of dial around services (expected to be introduced during the first six months of 1998) and presubscribed long distance services (expected to be introduced during the first six months of 1998) upon customer usage and to bill its customers for these services through billing and collection arrangements with LECs. The Company's revenues are reported net of certain federal and state excise and use taxes imposed upon Prepaid Cards.

  Although the Company's reporting currency is the U.S. dollar, the Company expects to derive an increasing percentage of its revenues from international operations. Accordingly, changes in currency exchange rates may have a significant effect on the Company's results of operations. The Company may choose to limit its exposure to foreign currency fluctuations in the future by purchasing forward foreign exchange contracts or engaging in other similar hedging strategies. The failure by the Company to hedge its foreign currency exchange exposure may result in foreign exchange losses to the Company from its non-U.S. operations. In addition, there can be no assurance that any currency hedging strategy that the Company decides to employ, if any, would be successful in avoiding currency exchange-related losses.

  Cost of Services. Cost of services primarily includes payments to other carriers for origination, transport and termination of the Company's international and domestic long distance traffic. Historically, origination costs have consisted largely of payments to other carriers, including LECs and CLECs, for local access, and transport and termination costs have included payments to other carriers for completing calls. Most of the Company's transport costs are variable payments based upon usage for domestic and international traffic, and the remainder are fixed cost lease payments for leased lines. As a result, most of the Company's transmission cost is variable. Currently, the Company relies upon the transmission capacity of approximately 35 different carriers to provide these services. The Company's agreements with these carriers provide that rates may fluctuate with rate change notice periods varying from five days to one month and are typically terminable upon 30 days notice. The variable nature of the cost of services and the terms of many of the Company's contracts and agreements subject the Company to the possibility of unanticipated cost increases and the loss of cost-effective routing alternatives. See "Risk Factors--Dependence upon Telecommunications Providers."

  Other components of the cost of services include the cost (excluding depreciation) of operating the Company's switches in Jersey City, New Jersey, Flushing, New York and Miami, Florida, and the Company's Debit Card Platforms in Jersey City, New Jersey and Flushing, New York, as well as payments to InterExchange for operating the Edison Debit Card Platform and the Company's switch in Edison, New Jersey. Cost of services also includes the costs of producing and distributing the Company's Prepaid Cards.

  The Company intends to incur additional capital expenditures in connection with the expansion of its telecommunications network. See "--Liquidity and Capital Resources." The expansion of the telecommunications network is expected to enable the Company to replace variable costs based upon usage with fixed cost leased capacity payments. The Company believes that, as a result of the expansion of its network, its cost of services as a percentage of revenue will continue to improve. However, there can be no assurance that this will be the case and the fixed nature of these costs may lead to fluctuations and/or declines in gross margins, depending on the minutes of traffic and associated revenues generated by the Company.

  Gross Margin. The Company's gross margin has improved since inception, primarily as a result of economies of scale associated with the Company's increasing volume of terminated minutes. The Company intends to seek to continue to improve its gross margin per minute by (i) using the Company's additional traffic to obtain lower usage-based charges from providers of origination, transport and termination capacity and services, (ii) continuing to invest in telecommunications network facilities and to enter into fixed cost and leased line agreements when traffic volumes justify such investment,
(iii) continuing to use least-cost routing to reduce its per minute transmission costs and (iv) leveraging its telecommunications network by attracting additional consumers and other telecommunications carrier customers. No assurances can be given that the Company will be successful in these efforts.

  Selling and Marketing Expenses. Selling and marketing expenses consist primarily of commissions, salaries, freight, advertising and promotion costs and other expenses associated with the marketing and sale of Prepaid Cards and other products and services. As the Company introduces dial around and presubscribed long distance services, it expects selling and marketing expenses to increase as a percentage of revenues.

  General and Administrative Expenses. General and administrative expenses consist primarily of officers' salaries, professional fees, accounting and office salaries, customer service salaries, depreciation and amortization, an allowance for doubtful accounts and other corporate overhead costs. The Company expects its expense for uncollectible accounts to increase as a percentage of revenues as a result of (i) the Company's expected introduction of dial around and presubscribed long distance services and other services for which payment is made by its customers after usage and (ii) the Company's recent increase in sales of Prepaid Cards to its distributors on credit. See "Risk Factors--Fraud; Theft of Services; Uncollectible Accounts."

  Stock Based Compensation. The Company expects to continue to incur an expense for stock based compensation related to the issuance of certain warrants to employees of InterExchange and options granted to certain employees as part of the Pannullo Transactions (as defined below under "Certain Transactions--Transactions with The Interactive Telephone Company, GodotSoft, L.L.C., and Joseph Pannullo"). As a result of the grants of these options and warrants, the Company expects to incur stock based compensation expense of approximately $1,200,000, $398,000 and $27,000 in 1998, 1999 and
2000. See "Description of Capital Stock--The InterExchange Warrants."

  Taxes. Beginning November 1, 1997, the Company has been required to collect a three percent (3%) federal excise tax on sales of Prepaid Cards to its distributors. The taxation of Prepaid Cards is evolving and is not specifically addressed by many of the states in which the Company does business. While the Company believes that it has adequately provided for any such taxes it may ultimately be required to pay, certain states may enact legislation which specifically provides for taxation of Prepaid Cards or may interpret current laws in a manner resulting in additional tax liabilities. See "Risk Factors--Taxes."

RESULTS OF OPERATIONS

  The following table sets forth certain items in the Company's statements of operations as a percentage of total revenues for the periods indicated:

                                                               NINE MONTHS
                                     PERIOD FROM  FISCAL YEAR     ENDED
                                     INCEPTION TO   ENDED     DECEMBER 31,
                                      MARCH 31,    MARCH 31,  ---------------
                                         1996        1997      1996     1997
                                     ------------ ----------- ------   ------
Revenues............................    100.0 %      100.0 %   100.0 %  100.0%
Cost of services....................    115.8         98.0     101.1     91.8
                                        -----        -----    ------   ------
  Gross profit (loss)...............    (15.8)         2.0      (1.1)     8.2
Operating expenses:
  Selling and marketing expenses....      2.7          1.0       1.2      1.0
  General and administrative
   expenses.........................      5.9          1.5       1.4      2.3
  Stock based compensation..........      --           --        --       0.7
                                        -----        -----    ------   ------
Operating profit (loss).............    (24.4)        (0.5)     (3.7)     4.2
Net earnings (loss) before income
 taxes..............................    (24.4)        (0.5)     (3.7)     4.2
Income tax provision................      --           --        --       1.2
                                        -----        -----    ------   ------
Net earnings (loss).................    (24.4)%       (0.5)%    (3.7)%    3.1%
                                        =====        =====    ======   ======

NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996

  Revenues. Revenues increased to $303.8 million for the nine months ended December 31, 1997 from $107.0 million for the nine months ended December 31, 1996. Revenues from the usage of Prepaid Cards increased to $258.7 million for the 1997 period from $104.6 million for the 1996 period. This increase in Prepaid Card revenues was generated primarily from (i) increased market acceptance of The PT-1 Card, (ii) an increase in the number of distributors,
(iii) the introduction of new Prepaid Country Calling Cards and (iv) a decrease in the average discount from Prepaid Card face value provided to distributors. As a result of the foregoing, the number of PINs activated increased from 20,844,714 in the 1996 period to 44,384,421 in the 1997 period and the number of minutes terminated increased from 377,570,658 in the 1996 period to 1,136,789,702 in the 1997 period. Revenues for the 1997 period also include $45.2 million from wholesale services compared to $2.4 million for the 1996 period.

  Cost of Services. Cost of services increased to $278.8 million for the nine months ended December 31, 1997 from $108.2 million for the nine months ended December 31, 1996. Cost of services as a percentage of revenues decreased to 91.8% for the 1997 period compared to 101% for the 1996 period. This decrease was primarily the result of (i) improvements in the Company's ability to use least-cost routing to reduce its per minute transmission costs, (ii) rate per minute decreases negotiated with underlying carriers as a result of the Company's substantially increased volume of traffic, (iii) an increased percentage of telecommunications traffic being transported over the Company's leased lines and a corresponding reduction in the percentage of traffic carried and billed by other carriers on a per minute basis and (iv) increased efficiencies in the Company's telecommunications network attributable to the addition of a switch and other equipment.

  Gross Profit (Loss). Gross profit increased to $25.1 million for the nine months ended December 31, 1997 from a gross loss of $1.2 million for the nine months ended December 31, 1996. Gross margin improved to 8.2% during the 1997 period from (1.1)% in the prior period, for the reasons discussed above.

  Selling and Marketing Expenses. Selling and marketing expenses increased to $2.9 million for the nine months ended December 31, 1997 from $1.2 million for the nine months ended December 31, 1996. Selling and marketing expenses were principally comprised of commissions, salaries and freight expenses which accounted for 69.7% of all selling and marketing expenses for the nine months ended December 31, 1997. The increases in commissions, salaries and freight expenses were directly related to the Company's increased sales of Prepaid Cards.

  General and Administrative Expenses. General and administrative expenses increased to $7.0 million for the nine months ended December 31, 1997 from $1.5 million for the nine months ended December 31, 1996. This increase was primarily due to increases in salaries, professional fees, rent and depreciation and amortization expenses, which comprised 85.0% of general and administrative expenses for the 1997 period, as compared to 68.9% for the 1996 period. Salaries for customer service, accounting and network administration increased due to additional hiring made necessary by the continued increases in traffic volume and the expansion of the Company's telecommunications network capacity. Rent expense increased primarily due to the relocation of the Company's principal executive offices in May 1997 to accommodate the increased number of employees. Depreciation and amortization expenses increased due to additional capital expenditures for telecommunications and other equipment.

  Stock Based Compensation. Stock based compensation during the nine months ended December 31, 1997 reflects the Company's recording of the expense related to (i) the issuance on May 9, 1997 to Mr. Joseph Pannullo, the Company's Chief Operating Officer, of an option to purchase 1,048,600 shares of the Company's Common Stock for an aggregate exercise price of $0.015, (ii) the issuance on September 30, 1997 to an employee of the Company of options to purchase 10,000 shares of the Company's Common Stock exercisable at a nominal exercise price and (iii) shares of Common Stock valued at $850,000 issuable to certain employees of the Company pursuant to the Pannullo Transactions. See "Management--Employment Agreements."

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO PERIOD FROM APRIL 21, 1995 (INCEPTION) TO MARCH 31, 1996

  Revenues. Revenues increased to $169.6 million for the fiscal year ended March 31, 1997 from $11.9 million for the period from April 21, 1995 (inception) to March 31, 1996. Revenues from usage of Prepaid Cards increased to $162.6 million during the 1997 fiscal year from $11.9 million in the prior period. This increase in Prepaid Card revenues was generated primarily from
(i) increased market acceptance of the The PT-1 Card, (ii) an increase in the number of distributors, (iii) the introduction of new Prepaid Country Calling Cards and (iv) a decrease in the average discount from Prepaid Card face value provided to distributors. Revenues for the 1997 fiscal year also include $7.1 million from services provided to other telecommunications providers for resale primarily during the last quarter. The Company did not provide such services during the prior period.

  Cost of Services. Cost of services increased to $166.2 million for the fiscal year ended March 31, 1997 from $13.8 million for the period from April 21, 1995 (inception) to March 31, 1996. Cost of services as a percentage of revenues decreased to 98.0% for the 1997 fiscal year from 115.8% during the prior period, primarily as a result of (i) increases in the rates to selected destinations, (ii) decreases in the switching fees from InterExchange, (iii) price decreases negotiated with vendors for the printing and packaging of the Company's products, (iv) rate per minute decreases negotiated with the underlying carriers as a result of the Company's substantially increased volume of traffic and (v) an increasing percentage of telecommunications traffic being transported over the Company's leased lines and a corresponding reduction in the percentage of traffic carried and billed by other carriers on a per minute basis.

  Gross Profit (Loss). Gross profit increased to $3.5 million for the fiscal year ended March 31, 1997 from a gross loss of $1.9 million for the period from April 21, 1995 (inception) to March 31, 1996. Gross margin improved to 2.0% during the 1997 fiscal year from (15.8)% in the prior period, for the reasons discussed above, particularly the decrease in discounts provided to distributors.

  Selling and Marketing Expenses. Selling and marketing expenses increased to $1.8 million for the fiscal year ended March 31, 1997 from $318,000 for the period from April 21, 1995 (inception) to March 31, 1996. Selling and marketing expenses were principally comprised of commissions, salaries, freight and advertising and promotional expenses, which increased in direct relation to the growth in revenues from 1996 to 1997.

  General and Administrative Expenses. General and administrative expenses increased to $2.6 million for the fiscal year ended March 31, 1997 from $704,000 for the period from April 21, 1995 (inception) to March 31, 1996. This increase was primarily due to the additional salary expense that was incurred for employees hired to accommodate the Company's growth during the 1997 fiscal year. Depreciation and amortization expense, which is included in general and administrative expense, increased primarily due to the purchase and expansion of the Edison, New Jersey switch in July 1996, as well as the Company's increased capital expenditures for office equipment as a result of the expansion of its employee base.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited quarterly financial data for each of the quarters beginning with the three months ended March 31, 1996. In the opinion of management, the unaudited quarterly financial information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Prospectus. The unaudited quarterly operating results are not necessarily indicative of results of operations for any future period.

                                                          THREE MONTHS ENDED
                    ---------------------------------------------------------------------------------------------------
                    MARCH 31,  JUNE 30,   SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31,
                      1996       1996         1996          1996       1997      1997        1997          1997
                    ---------  --------   ------------- ------------ --------- --------  ------------- ------------
                                                            (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
 Revenues..........  $ 7,988   $21,909       $35,296      $49,768     $62,662  $87,235      $99,809      $116,796
 Cost of services..    9,271    21,595        37,670       48,923      57,996   80,803       89,950       108,029
                     -------   -------       -------      -------     -------  -------      -------      --------
 Gross profit
  (loss)...........   (1,283)      314        (2,374)         845       4,666    6,432        9,859         8,767
 Operating expenses
  Selling and
  marketing
  expenses.........      194       350           432          449         531      798        1,030         1,028
  General and
  administrative
  expenses.........      618       321           485          731       1,076    1,592        2,517         2,914
  Stock based
  compensation.....      --        --            --           --          --     1,050          805           421
                     -------   -------       -------      -------     -------  -------      -------      --------
 Operating profit
  (loss)...........  $(2,095)  $  (357)      $(3,291)     $  (335)    $ 3,059  $ 2,992      $ 5,507      $  4,404
                     =======   =======       =======      =======     =======  =======      =======      ========
 Net earnings
  (loss)...........  $(2,094)  $  (357)      $(3,272)     $  (287)    $ 3,096  $ 3,162      $ 3,347      $  2,777
                     =======   =======       =======      =======     =======  =======      =======      ========
                                                          THREE MONTHS ENDED
                    ---------------------------------------------------------------------------------------------------
                    MARCH 31,  JUNE 30,   SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31,
                      1996       1996         1996          1996       1997      1997        1997          1997
                    ---------  --------   ------------- ------------ --------- --------  ------------- ------------
STATEMENT OF
 OPERATIONS DATA:
 Revenues..........    100.0%    100.0%        100.0%       100.0%      100.0%   100.0%       100.0%        100.0%
 Cost of services..    116.1      98.6         106.7         98.3        92.6     92.6         90.2          92.5
                     -------   -------       -------      -------     -------  -------      -------      --------
 Gross profit
  (loss)...........    (16.1)      1.4          (6.7)         1.7         7.4      7.4          9.8           7.5
 Operating expenses
  Selling and
  marketing
  expenses.........      2.4       1.6           1.2          0.9         0.8      0.9          1.0           0.8
  General and
  administrative
  expenses.........      7.7       1.5           1.4          1.5         1.7      1.8          2.5           2.5
  Stock based
  compensation.....      0.0       0.0           0.0          0.0         0.0      1.2          0.8           0.4
                     -------   -------       -------      -------     -------  -------      -------      --------
 Operating profit
  (loss)...........    (26.2)%    (1.6)%        (9.3)%       (0.7)%       4.9%     3.4%         5.5%          3.8%
                     =======   =======       =======      =======     =======  =======      =======      ========   ===
 Net earnings
  (loss)...........    (26.2)%    (1.6)%        (9.3)%       (0.6)%       4.9%     3.6%         3.3%          2.4%
                     =======   =======       =======      =======     =======  =======      =======      ========   ===

  The Company's operating results may vary significantly in the future due to numerous factors, including (i) changes in operating expenses, such as payments to long distance and local carriers from which the Company purchases origination, transport and termination services, (ii) the impact of the Company's efforts to expand its own facilities based network and resulting increases in fixed and other costs, (iii) timing of the introduction of new products and services, (iv) changes in the Company's percentage of revenues derived from wholesale traffic, (v) changes in legislation and regulation which affect the competitive environment for the Company's products and services, (vi) market acceptance of new products and services and (vi) other competitive conditions. Accordingly, the Company believes that prior results of operations should not be relied upon as an indication of the Company's future performance. See "Risk Factors--Variability of Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded its operating and capital needs primarily from cash generated by operations. During the fiscal year ended March 31, 1997 and the nine months ended December 31, 1997, the

Company generated $13.5 million and $20.8 million of cash from operating activities, respectively. Net cash provided by operating activities is primarily due to the receipt of cash from distributors generally upon shipment of the Company's Prepaid Cards and prior to utilization of the Company's services and incurrence by the Company of related costs of services. The Company expects its working capital requirements to increase as a result of its (i) expected introduction of dial around and presubscribed long distance services and other services for which payment is made by its customers after services are rendered and (ii) the recent increase in sales of Prepaid Cards to its distributors on credit.

  The Company's accounts receivable have increased from approximately $1.0 million at March 31, 1996 to approximately $7.5 million at March 31, 1997 and to approximately $24.3 million at December 31, 1997. These increases in accounts receivable resulted primarily from (i) a change in the Company's sales terms to certain of its distributors from payment at delivery of Prepaid Cards to credit terms, (ii) an increase in Prepaid Card sales, and (iii) the commencement in late fiscal 1997 and subsequent growth of the Company's wholesale business. Revenues derived from the wholesale business are billed subsequent to their recognition in the financial statements. The Company has a limited number of customers to whom it sells Prepaid Cards or provides wholesale services on credit terms and has not experienced significant credit losses on its receivables to date.

  The Company's working capital deficiency at March 31, 1996 and 1997 and December 31, 1997 amounted to $3,063,911, $17,425,505 and $24,763,890, respectively. In each of these periods, working capital deficiency generally resulted from the Company's deferral of revenue from card sales prior to use of calling time by the ultimate card user. Such deferred revenue is recognized as calling time is used in accordance with the terms of its Prepaid Cards. The Company expects deferred revenue will continue to increase, particularly if card sales continue to increase. However, the Company believes that the working capital deficit will decrease over time through generation of income, although there can be no assurance that this will be the case. The proceeds of the Offering will provide an immediate increase in working capital which the Company will use to fund capital expenditures and for general corporate purposes.

  The Company used $1.5 million and $17.6 million for capital expenditures during the fiscal year ended March 31, 1997 and the nine months ended December 31, 1997, respectively. The Company also issued a $650,000 non-interest bearing promissory note, due in ten equal monthly installments, as a portion of the consideration for certain software licensing rights. See "Certain Transactions--Transactions with The Interactive Telephone Company, GodotSoft, L.L.C. and Joseph Pannullo." Additionally, the Company used excess cash to purchase short term investments of $3.9 million and $11.0 million during the fiscal year ended March 31, 1997 and the nine months ended December 31, 1997, respectively.

  On March 26, 1997, the Company repurchased shares of Common Stock from Thomas Hickey, a former executive officer and director of the Company, for a cash payment of $5.0 million and the issuance of the Note in the principal amount of $10.0 million. The Note bears interest at a rate of 8.0% per annum, compounded semi-annually, and is secured by certain of the repurchased shares. The Company paid $5.0 million of the principal amount of the Note on March 25, 1998 and must repay the remaining outstanding principal and all accrued and unpaid interest on or prior to March 25, 1999. The proceeds of the Offering will be used, in part, to prepay the Note. See "Use of Proceeds" and "Certain Transactions--Transactions with Thomas Hickey."

  On October 8, 1997, the Company entered into a $5.0 million revolving credit facility and a $5.0 million letter of credit facility with Chase Manhattan Bank, N.A (the "Credit Facility"). As of December 31, 1997, $2,760,000 was outstanding under the Credit Facility. Borrowings under the Credit Facility bear interest at a rate equal to either the designated London Interbank Offered Rate plus 2.25%, the prime rate or a fixed rate to be determined pursuant to the Credit Facility. Borrowings under the Credit Facility are secured by the Company's equipment and accounts receivable. The Company may borrow up to 75% of the value of eligible equipment and accounts receivable. The Credit Facility expires on September 30, 1998. The Company may draw on the Credit Facility to finance some of its planned network expansion.

  The Company has identified approximately $30 million in capital expenditures which it intends to undertake prior to the end of 1998, primarily related to the expansion and development of its telecommunications network. The Company believes that the net proceeds from the Offering, together with funds generated from operations, will be sufficient to finance the Company's operations and capital expenditures through the end of 1999.

EFFECTS OF NEWLY-ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," which supersedes Accounting Principles Board Opinion No. 15 and establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. Dual presentation of basic and diluted EPS on the face of the income statement is also required. SFAS 128 is effective for fiscal periods ending after December 15, 1997. The Company does not expect the adoption of SFAS 128 to have a material effect on the Company's EPS.

  In June 1997, the FASB issued SFAS 130 "Reporting Comprehensive Income." This statement is effective for financial statements issued for periods ending after December 15, 1997. Management has not yet evaluated the effect of its financial reporting from the adoption of this statement but does not expect the adoption of SFAS 130 to have a material effect on the Company's financial position or results of operations.

  In June 1997, the FASB issued SFAS 131 "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 requires the reporting of profit and loss, specific revenue and expense items and assets for reportable segments. It also requires the reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments, to the corresponding amounts in the general purpose financial statements. SFAS 131 is in effect for fiscal years beginning after December 15, 1997. The Company has not yet determined what additional disclosures may be required, if any, in connection with the adoption of SFAS 131.

INFLATION

  Inflation has not had a significant impact on the Company's operations.

                                   BUSINESS

OVERVIEW

  PT-1 is a leading emerging provider of international long distance services to retail customers and telecommunications carriers. The Company currently provides its retail services by marketing Prepaid Cards, primarily under the PT-1 brand name, through an extensive network of distributors and believes that its Prepaid Cards are sold in more than 50,000 independent retail outlets throughout the United States. The Company targets retail markets with substantial international long distance calling requirements, such as ethnic communities, and believes that its Prepaid Cards provide consumers with a convenient, attractively priced alternative to traditional presubscribed long distance services. PT-1 has used its significant retail international traffic to negotiate international termination arrangements with attractive rates, enabling the Company to market its services competitively on a wholesale basis to telecommunications carriers and develop an efficient telecommunications network. The Company believes that it is the eighth largest provider of retail international long distance services in the United States based upon revenues for the three months ended December 31, 1997. During that period, the Company generated revenues and net income of $116.8 million and $2.8 million, respectively. The Company was incorporated on April 21, 1995 as PhoneTime, Inc. and operated under that name until August 1997, when it changed its name to PT-1 Communications, Inc. PhoneTime Technologies, Inc., a wholly owned subsidiary of the Company, owns certain computer hardware and other assets used in the Company's information systems.

INDUSTRY

 Overview

  The telecommunications market is typically segmented into the local exchange market, the domestic long distance market and the international long distance market. The Company operates in the latter two markets in the U.S., targeting retail and wholesale customers with significant volumes of international long distance usage.

 International Long Distance Industry Overview

  The international long distance industry, which principally consists of the transmission of voice and data between countries, is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in usage of international telecommunications services. According to TeleGeography (1997/98), in 1996, the international long distance telecommunications industry accounted for approximately $61.3 billion in revenues and 70.0 billion minutes of use, an increase from approximately $22.0 billion in revenues and 18.5 billion minutes of use in 1986. TeleGeography estimates that by 2000 this market will expand to $86 billion in revenues and
122.0 billion minutes of use, representing compound annual growth rates from 1996 of 8.7% and 15.0%, respectively.

  The Company believes that growth in international long distance services is being driven by (i) the globalization of the world's economies, (ii) the worldwide trend toward deregulation of the telecommunications sector, (iii) declining prices arising from increased competition, (iv) increased worldwide telephone density and accessibility arising from technological advances and greater investment in telecommunications infrastructure, including the deployment of wireless networks, (v) a wider selection of products and services and (vi) the growth in the transmission of data traffic via internal company networks and the Internet. The Company believes that traffic originated in markets outside the U.S. will grow more quickly than traffic originated within the United States due to recent deregulation in many foreign markets, relative economic growth rates and increasing access to telecommunications facilities in emerging markets.

 Regulatory and Competitive Environment

  Consumer demand and competitive initiatives have acted as catalysts for government deregulation, especially in developed countries. Deregulation accelerated in the United States in 1984 with the divestiture by AT&T of the RBOCs. Today, there are over 500 U.S. long distance companies, most of which are small or medium-sized companies. In order to be successful, these small and medium-sized companies typically offer their customers a full range of services, including international long distance. However, most of these carriers do not have the critical mass of customers necessary to receive volume discounts on international traffic from the larger facilities-based carriers such as AT&T, MCI, Sprint and WorldCom. In addition, these companies have only a limited ability to invest in international facilities and therefore seek to resell switched internal travel services provided by other carriers. Alternative international carriers, such as the Company, have capitalized on this demand for less expensive international transmission facilities. These alternative international carriers have been able to develop larger traffic volumes and take advantage of these volumes to obtain discounts on international routes (resale traffic) and/or invest in facilities when the volume of particular routes justifies such investments. As these emerging international carriers have become established, they have also begun to carry overflow traffic from the larger long distance providers that own overseas transmission facilities.

  Deregulation outside of the United States first began in the United Kingdom in 1981 when Mercury, a subsidiary of Cable & Wireless plc, was granted a license to operate a facilities-based network and compete with BT. Deregulation spread to other European countries with the adoption of the "Directive on Competition in the Markets for Telecommunication Services" in 1990. A series of subsequent EU directives, reports and actions are expected to result in substantial deregulation of the telecommunications industries, including the markets for public switched voice services, in most EU member states by the end of 1998. A similar movement toward deregulation has already taken place in Australia and New Zealand and is also taking place in Japan, Mexico, Hong Kong and other markets. Governments that have not taken steps to deregulate the market for public switched voice services have begun to allow competition for value-added and other selected telecommunications services and features, including data and facsimile services and certain restricted voice services. Deregulation and privatization have also allowed new long distance providers to emerge in other foreign markets. In many countries, however, the rate of change and emergence of competition remain slow, and the timing and extent of future deregulation is uncertain.

  In February 1997, the U.S. and 68 other countries signed the WTO Agreement and agreed to open their telecommunications markets to competition and foreign ownership starting in January 1998. These 69 countries represent approximately 95% of worldwide telecommunications traffic. The Company believes that the WTO Agreement will create competitive opportunities for the Company and other carriers in new markets. The FCC recently released an order that significantly changes U.S. regulation of international services in order to implement the U.S. "open market" commitments under the WTO Agreement. This order is expected to increase opportunities for foreign carriers to compete in the U.S. telecommunications market, while increasing opportunities for U.S. and other carriers to enter foreign markets and to develop alternative termination arrangements with non-dominant carriers in other countries.

  Deregulation has encouraged competition, which in turn has prompted carriers to offer a wider selection of products and services at lower prices. The Company believes that the lower prices resulting from increased competition have been more than offset by cost decreases and increases in telecommunications usage. For example, based on FCC data for the period 1989 through 1995, per-minute settlement payments by U.S.-based carriers to foreign PTTs fell 31.4%, from $0.70 per minute to $0.48 per minute. Over this same period, however, per-minute international billed revenues fell only 10.8%, from $1.02 in 1989 to $0.91 in 1995. The Company believes that as settlement rates and costs for leased capacity continue to decline, international long distance will continue to provide relatively high revenues and per-minute gross profits.

 International Switched Long Distance Services

  International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the United States, an international long distance call typically originates on a LEC's network and is switched to the caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or to another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the PTT in that country and then is routed to the party being called through that country's domestic telephone network.

  International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, MCI, Sprint and WorldCom, primarily own their U.S. transmission facilities and have operating agreements with, and own transmission facilities that carry traffic to, the countries to which they provide service. A significantly larger group of long distance providers own and operate their own switches and generally carry the overflow traffic of larger long distance providers. These carriers either rely solely on resale agreements with other long distance carriers to terminate traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic.

  Operating Agreements. Under a typical operating agreement, each carrier has a right in its portion of the transmission facilities between two countries. A carrier obtains ownership rights in a fiber optic cable by purchasing direct ownership in a particular cable (usually prior to the time that the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per-call basis than the use of resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a substantial initial capital investment based on the amount of capacity acquired. The typical operating agreement provides for facilities based carriers in different countries to terminate each other's traffic, and the carrier terminating more minutes is compensated for terminating the additional minutes at a negotiated rate.

  Transit Arrangements. In addition to operating agreements, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country transports the traffic to the country of destination.

  Alternative Transit/Termination Arrangements. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR/ISVR and ownership of switching facilities in foreign countries.

  Refiling and transiting of traffic takes advantage of disparities in settlement rates between different countries, allowing traffic to a destination country to be treated as if it originated in another country that benefits from lower settlement rates with the destination country, thereby resulting in a lower overall termination cost. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the originating carrier. To date, the FCC has made no pronouncement as to whether refiling complies with either U.S. or ITU regulations, although it is considering these issues in an existing proceeding. Under ISR/ISVR, a long distance provider completely bypasses the Accounting Rate system by connecting an international leased private line (i) to the PSTN of two countries (under U.K. and U.S. regulations) or (ii) directly to the premises of a customer in one country and the PSTN in the other country (only under U.S. regulations). While ISR/ISVR currently is only sanctioned by applicable regulatory authorities on a limited number of routes, including U.S.-U.K., U.S.-Canada, U.S.-Sweden, U.S.-New Zealand, U.S.-Australia, U.S.-Netherlands, U.K.- worldwide and Canada-U.K., it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues. In addition, deregulation has made it possible for U.S.-based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to terminate ISR/ISVR traffic directly.

  Switched Resale Arrangements. A switched resale arrangement typically involves the wholesale purchase of termination services on a variable, per-minute basis by one long distance provider from another. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Such resale, first permitted with the deregulation of the

U.S. market, enabled the emergence of alternative international providers that relied, at least in part, on transmission services acquired on a wholesale basis from other long distance providers. Resale arrangements set per-minute prices for different routes that may be guaranteed for a set time period or subject to fluctuation following notice.

  The resale market for international transmission is constantly changing, as new long distance resellers emerge, and as existing providers respond to fluctuating costs and competitive pressures. In order to effectively manage costs when utilizing resale arrangements, long distance providers need timely access to changing market data and must react quickly to changes in costs through pricing adjustments or routing decisions.

 Evolution of the Long Distance Industry in the U.S. and the Prepaid Card
Segment

  Since the break-up of AT&T in 1984, the domestic long distance market has roughly doubled to an estimated $93.0 billion in annual revenues in 1996 (according to the FCC) and AT&T's share has declined to approximately 42.0% of the market. MCI, Sprint, and WorldCom have increased their market shares to approximately 18.0%, 9.0%, and 5.0% of the market, respectively. AT&T, MCI, Sprint, and WorldCom constitute what generally is regarded as the first tier in the U.S. long distance market. The remainder of the market is held by numerous long distance companies, many of whom have grown rapidly through the development and combination of innovative product offerings and marketing approaches. Some emerging carriers have been able to grow rapidly, take market share from incumbent carriers and attract new users through new approaches such as Prepaid Cards and dial around. Examples of companies who have been successful in this regard include the Company, SmarTalk Teleservices, Excel Communications, IDT Corporation, Star Telecommunications Inc. and Pacific Gateway Exchange, Inc.

  The Company believes Prepaid Card service providers are positioned to capture an increasing share of international and domestic long distance revenues in the United States. In markets outside the United States, primarily Europe and Japan, Prepaid Cards have achieved widespread consumer acceptance as a convenient means of making telephone calls. The Company believes that convenient, reliable and attractively priced Prepaid Cards are enjoying increasing acceptance in the United States and are becoming a significant method for distributing and providing international and domestic long distance services. The Company believes Prepaid Cards that offer attractive rates are an effective means to target ethnic groups and create incremental demand for international long distance services. Accordingly, the Company believes that the increasing demand for and market acceptance of Prepaid Cards offer the Company significant growth opportunities.

STRATEGY

  The Company was founded in April 1995 to capitalize on the growing market for international long distance services. PT-1 initially entered the retail international long distance market through the distribution of Prepaid Cards targeted at ethnic communities. After building significant international traffic, in 1996 the Company began to negotiate reduced transmission rates based upon volume with underlying carriers and began to invest in switching equipment and lease transmission capacity to further reduce its cost of service as a percentage of revenues. In August 1996, the Company began to leverage its significant volume of international traffic by selling international long distance services on a wholesale basis to other carriers. For the nine months ended December 31, 1997, revenues from retail sales and from wholesale sales were $258.7 million and $45.1 million, respectively. During the three months ended December 31, 1997, the Company's eight largest sources of revenue (in declining order) were from traffic to Mexico, the Dominican Republic, Colombia, Haiti, Egypt, Jamaica, India and Ecuador.

  The Company believes its competitive strengths are its (i) established Prepaid Card brand names, (ii) extensive distribution infrastructure, including more than 50,000 retail outlets, (iii) substantial experience in identifying, targeting and marketing to communities and markets with significant international long distance usage, (iv) position as a leading provider of telecommunications traffic to various international destinations and (v) efficient telecommunications network. PT-1 believes that its competitive strengths will enable it to profitably continue to increase its retail and wholesale customer bases and its traffic volume and leverage these increases to negotiate lower telecommunications costs.

  PT-1 believes that, by implementing the following strategies, it will (i) reduce its operating costs as a percentage of revenues, thereby improving gross margins and enhancing its ability to provide competitive pricing and
(ii) increase its market share in existing and new geographic markets, thereby increasing revenues:

  Continue to Target Consumers with Significant International Long Distance Usage. PT-1 primarily targets consumers with significant international long distance usage by delivering reliable international long distance services at attractive rates. The Company believes that the $61.3 billion international long distance market provides an appealing opportunity because of its higher revenues and gross profits per minute and its higher expected growth rate relative to the domestic long distance market. The Company believes its brand awareness, large number of international retail customers and its international network traffic and infrastructure will enable it to continue to successfully market international long distance service originating in countries in North America, Latin America, Europe and in other countries to which PT-1's domestic customers direct a substantial volume of calls.

  Increase Retail Distribution of the Company's Products. The Company estimates that its Prepaid Cards are currently sold in more than 50,000 independent retail outlets, providing customers with convenient access to PT-1's services. The Company intends to increase this retail distribution infrastructure by expanding the number of distributors and retail outlets within existing geographic markets, entering new geographic markets and by bringing certain of its distributors in-house. The Company initially concentrated its marketing and distribution efforts in the New York metropolitan area, but has expanded and is continuing to expand its market penetration in other regions of the United States with significant ethnic populations. The Company has recently opened a sales office in Toronto, Ontario to market its Prepaid Cards to Canadian residents.

  Expand Offerings of Retail Products and Services. PT-1 intends to introduce new LAC Cards in additional metropolitan areas, offer additional Country Calling Cards and market other innovative Prepaid Cards, further segmenting the Prepaid Card market. PT-1 also has recently begun to market "dial around" long distance service in certain target markets. The Company intends to expand its "dial around" business and intends to begin marketing and presubscribed long distance service. The Company believes that its brand awareness, large number of international retail customers and its ability to provide attractively priced long distance services will enable it to successfully market convenient, attractively priced dial around and presubscribed long distance service to new and existing customers.

  Expand PT-1's International Telecommunications Network. PT-1 intends to continue to expand the international reach of its telecommunications network in order to reduce transmission and other operating costs per minute. PT-1 seeks to establish substantial traffic volume in a geographic region before investing in network infrastructure in that region, in order to reduce the risks associated with capital investment and maximize the efficiency of network expansion. The Company intends to expand its network to include (i) additional switches, Debit Card Platforms and network POPs in strategic geographic regions in the United States, Europe and elsewhere, (ii) additional leased capacity connecting the Company's switches and network POPs, thereby enabling the Company to originate and terminate an increased portion of its long distance services on its own network ("on-net") and (iii) access to undersea fiber optic cables to lower transmission costs with respect to certain segments of its international traffic. The Company believes its United Kingdom office will facilitate its negotiation of additional direct termination agreements with other United Kingdom and European based carriers and serve as a base for expanded wholesale and retail marketing activities. The Company also intends to negotiate additional termination arrangements with foreign carriers in countries where the Company terminates significant traffic, concurrently with the investment in undersea fiber optic cables.

  Increase Wholesale Carrier Revenues. The Company believes that its predictable, increasing volume of international retail traffic will allow it to continue to negotiate more favorable transmission rates and to negotiate attractive direct termination arrangements with foreign carriers. These factors, together with the continued expansion of the Company's telecommunications network, are expected to reduce the Company's transmission cost per minute thereby enabling PT-1 to offer attractive wholesale rates to other carriers. The Company intends to continue to increase wholesale carrier revenues, allowing it to improve the usage and the efficiency of its network and to further reduce the Company's overall transmission cost per minute.

TELECOMMUNICATIONS PRODUCTS AND SERVICES

  PT-1 offers high quality retail and wholesale telecommunications services over its own network and by interconnecting its network with the network of other carriers.

 Retail Services

  Prepaid Cards. The Company primarily offers retail services through a variety of Prepaid Cards that provide access to more than 230 countries and territories at rates that are between 10% and 50% less than rates for comparable calls charged by the major facilities-based carriers. PT-1's Prepaid Cards can be used at any touch tone telephone simply by dialing an access number, followed by a PIN assigned to the card, and the telephone number the customer wishes to reach. Prior to the connection, the caller is informed of the remaining dollar balance and number of minutes available. PT-1's Prepaid Cards are designed to appeal to a variety of market segments in the U.S. that generate high levels of international and domestic traffic.

The Company's Prepaid Cards include the following:

    The PT-1 Card (introduced in July 1995) was the Company's first Prepaid Card and offers competitively priced domestic and international long distance calling. Customers using the PT-1 Card access the Company's network by dialing a toll-free number.

    Local Area Calling Cards ("LAC Cards") are targeted at customers in specific regions and enable them to access the Company's network by dialing either a local number or a toll-free number depending upon the region. The Company currently markets The New York Phone Card (introduced in July
  1996), The New Jersey Card (introduced in February 1997), The Detroit Card (introduced in July 1997), The Connecticut Card (introduced in September
  1997), The Boston Card, The Chicago Card, The D.C.-Maryland-Virginia Card and The Florida Card (all introduced in November 1997). The Company expects to offer additional LAC Cards in other target metropolitan markets where the Company believes that there is sufficient demand during 1998.

    Country Calling Cards are designed for specific ethnic communities and offer attractive rates to the countries to which they generate high levels of international traffic. The Company currently markets the Alo Brasil and the Hola Mexico cards that offer competitive rate to Brazil and Mexico, and are targeted to Mexican and Brazilian calling communities in the United States and intends to introduce additional Country Calling Cards that will appeal to other market segments.

    Co-Branded Cards are used by major corporations for national marketing programs and promotional gifts. Co-Branded Cards are designed and packaged using logos, trademarks and other design elements linking the benefits of the cards to the corporation's product and services. The Company currently offers an Amoco Prepaid Card pursuant to an agreement with Amoco Oil Company and expects to offer additional cards.

    The World Card (introduced in September 1996) which offers both a different commission structure to the Company's distributors and different rates is designed to appeal to a variety of market segments.

  In addition, the Company expects to offer additional retail services which the Company believes will increase customer retention and loyalty, broaden distribution channels, appeal to new customer groups and increase usage of the Company's services by its existing customers. The Company expects to introduce the following services during 1998.

    Dial Around. Recently, the Company has begun to offer dial around long distance services targeting its current customer base, which has significant international calling requirements. This method of long distance calling is sometimes referred to as "dial around" because customers are not required to change their presubscribed long distance carrier in order to use the service. In August 1997, the Company received a carrier identification code (a "CIC Code"). The CIC Code, sometimes referred to as a "101XXXX" code, is a seven-digit code beginning with 101 and followed by four other numbers, in PT-1's case, 6868. By entering PT-1's CIC Code (where this service is available) before dialing a long distance number, the Company's customers will be able to access PT-1's network and its reliable, competitively priced services without purchasing its Prepaid Cards. The Company intends to bill and collect dial around long distance services through billing and collection arrangements with LECs, under which PT-1's customers will be billed for the Company's services as part of their monthly phone bills.

    Presubscribed Long Distance Services. During 1998, the Company also intends to use its significant retail distribution network to introduce presubscribed long distance services targeted to ethnic communities, other consumers and commercial accounts through its retail distribution network. With this service, a customer's telephone is automatically connected to the Company's network, and all long distance calls made by the customer are completed over the Company's network.

    International Origination. The Company intends to capitalize on its brand awareness in certain ethnic communities in the United States by offering international long distance services, through the sale of Prepaid Cards, to consumers located in the United Kingdom, Canada and other countries to which the Company's U.S. customers direct a substantial number of calls.

  There can be no assurance that the Company will be able to introduce such services or that, if introduced, such services will be successful.

WHOLESALE SERVICES

  The Company markets its international and domestic long distance services to other telecommunications providers on a wholesale basis. The Company's substantial Prepaid Card customer base and monthly traffic enable it to negotiate favorable rates for transmission and termination services for various routes and countries and to sell these services to other telecommunications providers. The Company started offering wholesale services in August 1996. During the nine months ended December 31, 1997, PT-1's revenues derived from services provided to other telecommunications providers for resale were $45.1 million, as compared to $7.1 million for the fiscal year ended March 31, 1997.

THE TELECOMMUNICATIONS NETWORK

 OVERVIEW

  The Company currently manages its own telecommunications network and also utilizes the transmission capacity of approximately 35 different local and long distance carriers, including WorldCom and Teleport. The Company believes that increasing the percentage of traffic it carries on-net will enable it to increase margins and profitability and ensure quality. In addition, the Company's use of multiple carriers increases cost efficiencies by establishing additional routing capability, adding network redundancy and enabling the Company to obtain sufficient capacity to support its rapid growth.

 NETWORK AND OPERATIONS

  Switching Facilities. The Company manages a state-of-the-art digital switch based network consisting of approximately 60,000 switch ports, 30,000 Prepaid Card processing ports, and a central switching center located at the Company's headquarters in Flushing, New York. The Company has selected Northern Telecom ("Nortel") as its primary switch vendor and has entered into a support agreement with Nortel to provide 24 hours per day, 365 days per year support services to the Company, including technical assistance, trouble resolution and network maintenance. The Company currently has Nortel DMS250 Supernode switches installed at its Edison, New Jersey switch site (operated for the Company by InterExchange), at its corporate headquarters in Flushing, New York, in Jersey City, New Jersey and in Miami, Florida. The Company is planning to install additional

Nortel DMS250 Supernode switches in California and Texas and a Nortel DMS 300 switch in the United Kingdom by the third quarter of 1998.

  Network Capacity. The Company purchases transmission services on a per minute basis and leases transmission capacity on a fixed cost basis from a variety of local and long distance carriers. The Company is currently expanding its leased on-net capacity in an attempt to lower costs in its largest distribution areas. The Company obtains capacity from approximately 35 local and domestic and international carriers, including WorldCom and Teleport. The Company's agreements with these carriers provide that rates may fluctuate with rate change notice periods varying from five days to one month. The variable nature of the cost of services and many of the Company's contracts and agreements subject the Company to the possibility of unanticipated cost increases and the loss of cost-effective routing alternatives. The Company has also entered into a direct termination agreement in the Dominican Republic with Codetel. See "Risk Factors--Dependence upon Telecommunications Providers."

  Points of Presence. As of December 31, 1997 the Company had network POPs in 31 cities in 14 states. In areas where the Company has network POPs, calls are transported to the Company's network POPs by LECs or CLECs and then transported from the network POPs to the Company's switches over leased transmission lines. The Company intends to double the number of network POPs by the end of 1998.

  Telecommunications Network Management and Information Systems. The Company's network management and information systems enable it to (i) economically and efficiently route traffic over the Company's network and the networks of other carriers, (ii) offer reliable services with high call completion rates and voice quality and (iii) focus its marketing efforts. The Company believes that these systems, particularly their ability to provide high quality service to international destinations, provide it with a competitive advantage relative to many other providers of telecommunication services. The Company monitors its network and initiates changes to its overall switch network and traffic routing where appropriate to optimize routing and minimize costs. Because a substantial portion of the traffic carried by the Company terminates overseas and call completions vary by carrier, the Company closely monitors the call completion efficiencies of its suppliers. The Company tracks call completions to all destinations for all carriers on an hourly basis and re-routes its traffic accordingly. The Company intends to configure large portions of its network with Common Channel Signaling System 7 (SS7). This network protocol reduces call setup and connect time delays and provides additional technical capabilities and efficiencies for call routing and network engineering. With the installation of the switch in Jersey City, New Jersey, the Company has duplicated the functional network management capabilities in this alternate site in accordance with its ongoing review of site diversity and disaster recovery procedures. See "--Billing and Data Processing; Debit Card Platforms."

INFORMATION SYSTEMS; DEBIT CARD PLATFORMS

  The Company markets a wide variety of Prepaid Cards, each with a specific rate table (updated periodically). In addition, each Prepaid Card distributed by the Company is assigned a unique PIN and a face value ranging from $5 to $100. The Prepaid Card's dollar balance is reduced by the cost of each call, which is based upon a number of factors, including the type of Prepaid Card, destination and special promotions then in effect. The cost of each call is decremented by one of the Company's Debit Card Platforms at the time of the call.

  The ability to maintain accurate Prepaid Card dollar balances and to decrement these balances at the proper rates is essential to the Company's continued success. Accordingly, the Company has invested significant resources in the acquisition, development and maintenance of its Debit Card Platforms and information systems and software. The Company's information systems enable it to track real-time customer usage and to quickly generate cost and profit reports (by route). The information systems also produce more than 100 daily reports concerning network routing, call completion rates and usage for the preceding day, as well as a variety of weekly and monthly reports. The Company's Prepaid Card systems are supported by redundant systems and databases. Critical Prepaid Card information is backed up, depending on the sensitivity of the information, on a daily, weekly or monthly basis.

  Under the InterExchange Agreement (which expires January 2000 unless terminated earlier in accordance with its terms), operation of the Company's Edison Debit Card Platform was outsourced to InterExchange and, at December 31, 1997, a substantial volume of the Company's traffic was carried over the Edison platform. The Company initially outsourced such service because, during its start-up and development phases, it did not possess the technical and other capabilities necessary to operate a Debit Card Platform. The Company also operates a second Debit Card Platform in Flushing, New York and expects to migrate an increasing amount of traffic through that platform. Pursuant to the InterExchange Agreement, InterExchange (i) provides certain services in connection with the activation and use of Prepaid Cards (at the direction of the Company), (ii) migrates certain of the Company's leased capacity from switches owned by InterExchange to the Company's switch in Edison, New Jersey and (iii) assists the Company in the expansion of its overall capacity.

  Prepaid Card services performed by InterExchange include the operation and maintenance of the Edison Debit Card Platform 24 hours per day 7 days per week, activating PINs at the direction of the Company, decrementing Prepaid Card dollar balances and maintaining and modifying the Company's rate tables. Other services provided by InterExchange include programming of information for new installations on the Company's Edison, New Jersey switch, writing, testing and installing software and maintaining leased capacity and providing certain management reports on a regular basis.

  The InterExchange Agreement may be renewed for four consecutive six-month periods unless the Company gives InterExchange written notice at least six months in advance. The Company pays InterExchange a fee based on minutes processed. As additional consideration for the services rendered by InterExchange, the Company granted to certain principals of InterExchange warrants to purchase shares of the Company's Common Stock. See "Description of Capital Stock--The InterExchange Warrants."

  The Company believes that its internal systems have been equipped to appropriately handle any information management issues which may arise in connection with transactions occurring on or after January 1, 2000. The Company has also contacted its significant vendors to determine whether their systems are being evaluated, and modified if necessary, to ensure year 2000 compliance and the Company has been advised by InterExchange that the Edison Debit Card Platform is year 2000 compliant. The Company expects to continue to monitor year 2000 compliance issues with its significant vendors.

MARKETING AND DISTRIBUTION

 RETAIL

  Since inception, the Company has focused on building a substantial network of wholesale distributors which, in turn, sell to sub-distributors and directly to retail outlets including convenience stores, grocery stores, gas stations, supermarkets and news stands. The sub-distributors generally sell only to retail outlets. As of August 31, 1997, over 200 distributors purchased Prepaid Cards directly from the Company, reaching over 50,000 independent retail outlets.

  The Company has targeted heavily populated metropolitan areas, with an emphasis on areas with substantial ethnic community populations which generate significant international calling volume, in the development and expansion of its distribution network. Many of the Company's distributors are members of such ethnic communities or otherwise have personal or business relationships in such communities. In developing relationships with distributors, the Company also focuses on expansion into new geographic and metropolitan areas, again with an emphasis on those areas with substantial ethnic community populations. The Company believes that the success of its Prepaid Cards has created significant brand loyalty and encourages distributors and retail outlets to actively market the Company's products. The Company regularly provides distributors and retail outlets with point-of-purchase advertising and explanatory materials including posters of various sizes presenting certain of the Company's current rates, and detailed rate sheets. The Company frequently adds new Prepaid Card products to its service offerings, and adjusts its pricing for particular traffic segments in order to target certain customer groups, respond to competitive pressures and otherwise increase market share.

  The Company has recently expanded its internal sales department to focus on larger retail chains and department stores, the tourist industry, airport and hotel gift shops, gas stations and other retail outlets owned or franchised by larger companies.

 WHOLESALE

  The Company has recently established a carrier resale division, with employees located in New York and the United Kingdom, to market the Company's telecommunications services to other carriers. At December 31, 1997, the Company had approximately 26 wholesale carrier customers.

CUSTOMER SERVICE

  The Company believes that effective and convenient multilingual customer service is essential to attracting and retaining customers. Because a substantial portion of the Company's existing and future customers are foreign-born, the Company believes that it is critical to provide customer service on a multilingual basis. The Company's customer service center handles an average of 6,000 to 7,000 customer inquiries per day, including inquiries relating to Prepaid Card balances, Prepaid Card availability, rates, international calling service, billing and becoming a distributor. PT-1 currently employs 50 full-time customer service representatives ("CSRs"), eight senior CSRs, a manager and a director of customer service. All CSRs are fluent in both English and Spanish, and some are fluent in Portuguese. PT-1's customer service center is operational ten hours per day, six days per week. The Company intends to expand the customer service center and its hours of operation during the next twelve months. Calls coming into PT-1's customer service center are categorized by Prepaid Card product. The Company's internal software system provides real-time access to on-screen call records, complete with historical detail, to track, resolve, protect and support the individual needs of PT-1's entire customer base.

PREPAID CARD PRODUCTION AND INVENTORY CONTROL

  The Company controls its Prepaid Card inventory by PIN and by physical count. Generally, Prepaid Cards are received by, stored at and shipped from the warehouse facility located at the Company's headquarters. Physical inventory is counted on a daily basis and reconciled against all incoming card deliveries and outgoing shipments to distributors. The Company utilizes multiple print vendors for card production and packaging.

  All PINs are inactive when the Prepaid Cards arrive at the Company's storage facilities. Calls cannot be completed until PINs are activated by the Company or by InterExchange (at the Company's direction). PINs are activated only shortly before the cards are shipped from the Company's warehouses to distributors, in order to minimize the number of cards with activated PINs in its warehouse.

  PINs are created electronically with unique inventory and batch codes. The Company has developed PIN generation and database management software enabling the Debit Card Platforms to quickly locate Prepaid Card information while limiting fraud and other forms of unauthorized access. In addition, if security or financial controls have been compromised, the Company also maintains the ability to deactivate specified PINs and block calls from specified telephone numbers.

COMPETITION

  The telecommunications services industry is intensely competitive. The Company competes with other providers of Prepaid Cards and with providers of telecommunications services in general. Many of the largest telecommunications providers currently offer Prepaid Cards, in addition to the other telecommunications services the Company intends to provide in the future. As a service provider in the long distance telecommunications industry, the Company competes with four dominant providers, AT&T, MCI, Sprint and WorldCom, all of which are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than the Company. The Company also competes with smaller, emerging carriers in both the Prepaid Card retail market and in the wholesale market, including IDT Corporation, Star Telecommunications, Inc., RSL Communications, SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, Inc. and Telegroup, Inc. To the extent the Company begins providing services to customers outside the U.S. market, it may compete with the large PTTs such as BT in the U.K. The Company believes that its success will attract additional competitors to the Prepaid Card market. However, the Company believes it has certain advantages that may discourage potential competitors from entering the Prepaid Card market, including brand loyalty, its established distribution network, its ability to offer competitive rates and its Debit Card Platforms and associated hardware and software. See "Risk Factors-- Intense Competition."

  The telecommunications industry is rapidly evolving and subject to constant technological change. The Company believes that existing competitors are likely to continue to expand their service offerings and to develop new sales channels. The ability of the Company to compete effectively in the telecommunications services industry will depend in part upon the Company's continued ability to develop additional products appealing to increasingly specialized segments of the market for telecommunications service. See "Risk Factors--Rapid Technological Change."

  Recent changes in the regulation of the telecommunications industry may affect the Company's competitive position. The Telecommunications Act is expected to open the long distance market to competition from the RBOCs. The entry of these well-capitalized and well-known entities into the long distance market likely will increase competition for long distance customers, including customers who use Prepaid Cards to make long distance calls. The Telecommunications Act also grants the FCC the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of telecommunications services by regulated entities, including the RBOCs, in competition with the Company. See "Risk Factors--Regulation" and "--Government Regulation."

GOVERNMENT REGULATION

  PT-1's business operations are subject to extensive U.S. federal and state regulation. The Telecommunications Act and FCC regulations apply to interstate telecommunications and international telecommunications that originate or terminate in the United States. State regulatory authorities have jurisdiction over telecommunications that originate and terminate within the state. In its provision of services in the United Kingdom, the Company is subject to the regulations of the Oftel, the telecommunications regulator in the United Kingdom. See "Risk Factors--Regulation."

 FEDERAL

  The Telecommunications Act opened the local telecommunications market to competition, and significantly opens the long distance market to local exchange carriers, including the RBOCs, to provide inter-LATA (local access and transport area) long distance telephone service. The new legislation will likely result in increased competition in the industry, including from the RBOCs, in the future. The Telecommunications Act also grants the FCC the authority to deregulate other aspects of the telecommunications industry and to implement certain policy objectives, including access charge reform and establishment of the Universal Service Fund. Pursuant to an FCC order (the "Universal Service Order") Universal Service Fund contributions are generally equal to approximately four percent of a carrier's interstate and international and approximately one percent of its intra-state "end user" gross revenues, effective January 1, 1998. However, the FCC will adjust the amount of these contributions each calendar quarter, and they may increase significantly in future periods.

  As a non-dominant international carrier, the Company is required to obtain
Section 214 authority from the FCC. The Company has applied for and been issued a perpetual "global" Section 214 license. As a Section 214 licensee, the Company must also comply with a variety of reporting requirements concerning traffic and revenues, international circuits, interlocking directors, foreign affiliates and agreements it enters into with other carriers, as well as other requirements imposed by the FCC on carriers providing international service. No specific authorization is required by the FCC to provide interstate service.

  Both domestic interstate and international non-dominant carriers must maintain current tariffs on file with the FCC. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful. As a domestic interstate and international non-dominant carrier, the Company is required to include detailed rate schedules in its international tariffs. The FCC has adopted an order (which is currently stayed pending appeal) which eliminates the interstate (but not the international) tariff filing requirements.

  Interstate carriers are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a consumer's long distance carriers, and limit the use of toll-free numbers for pay-per-call services. Interstate carriers such as the Company must also pay various regulatory fees and charges.

 STATE

  The Company's intrastate services are subject to various state laws and regulations, including prior certification, notification and registration requirements. In certain states, prior regulatory approval may be required for changes in control of telecommunications operations. Most states require PT-1 to apply for certification to provide telecommunications services, or at least to register, before commencing intrastate service. In most of the states where certification or registration is required, PT-1 must file and maintain detailed tariffs listing rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers and assignments of carrier assets, including customer bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including revocation, may be imposed for such violations. In addition, states may establish their own intrastate universal service funding programs, to which the company may in some cases be required to contribute.

  The Company has made and is continuing to make the filings and taken the actions it believes are necessary to become certified or tariffed to provide intrastate telecommunications services. The Company is certified to do business as a domestic or foreign corporation in all 50 states and in Puerto Rico and provides intrastate telecommunications services in 25 states. The Company expects to obtain intrastate telecommunications authority as necessary in the remaining states in which it intends to sell its Prepaid Cards to its distributors. See "Risk Factors--Regulation."

 UNITED KINGDOM

  The Company has received an ISVR license, which is valid through December 2022, and a telecommunications services license ("TSL"), which is perpetual, from the TI Secretary in the United Kingdom. The ISVR license permits the Company to lease international lines (typically on a fixed price basis) and to provide telecommunications services over such lines interconnected to the PSTN at both ends. The TSL, which is granted to any telecommunications provider that agrees to abide by certain terms and conditions, allows the Company to lease lines for purposes other than those allowed under the ISVR license and to resell switched services. The Company is also applying for an international facilities license from the TI Secretary, enabling it to own interests in undersea fiber optic cables landing in the United Kingdom, as well as other telecommunications facilities.

  The Telecommunications Act of 1984 (the "UK Telecommunications Act") governs the provision of telecommunications services in the United Kingdom. The TI Secretary is responsible for granting telecommunications licenses and the Director General of Telecommunications and his staff, the Oftel, are responsible for enforcing the conditions of such licenses. The loss of the Company's license, or the placement of significant restrictions thereon, could have a Material Adverse Effect. See "Risk Factors--Regulation."

 CANADA

  In Canada, the Company is registered with the Canadian Radio-television and Telecommunications Commission ("CRTC") as a reseller. Under this registration, the Company may resell switched services or private lines to provide Canada-Canada, Canada-U.S., or Canada-overseas telecommunications services. In its provision of services in Canada, the Company is subject to the Canadian Telecommunications Act of 1991 (the "Canadian Act") and, to a limited degree, to the rules and policies of the CRTC. CRTC policy currently prohibits the Company from routing Canada-Canada, Canada-overseas, or overseas-Canada traffic through the United States. In addition, although the Canadian Act currently prohibits the CRTC from imposing licensing requirements or imposing other significant regulations on resellers such as the Company, legislation pending in the Canadian Parliament, if enacted, would allow the CRTC to require resellers such as the Company to obtain a license and to abide by certain requirements.

TRADEMARKS AND SERVICE MARKS

  The Company uses the names "PT-1 Communications" and "PT-1" as its primary business names and has filed for federal trademark protection of these service marks. In addition, filings have been made at the U.S. Patent and Trademark Office to register the distinctive PT-1 logo, as well as over 30 names which the Company uses or intends to use to identify its Prepaid Cards. These filings are all pending and the Company has no assurance that they will be granted. The Company regards its trademarks, service marks and trade names as valuable assets and believes they have value in the marketing of its products and services. See "Risk Factors--Limited Protection of Proprietary Rights; Risks of Infringement."

EMPLOYEES

  As of December 31, 1997, the Company had 157 full-time employees. None of the Company's employees are members of a labor union or are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is good.

PROPERTIES

  The Company leases certain office space under operating leases and subleases, including the Company's principal headquarters in Flushing, New York. The principal offices, warehouses, sales offices and switch sites currently leased or subleased by the Company are as follows:

   LOCATION                                    SQUARE FOOTAGE LEASE EXPIRATION
   --------                                    -------------- ----------------
   Flushing, New York (headquarters and
    warehouse)................................     34,800      March 2002
   Miami, Florida.............................     10,400      March 2008
   Jersey City, New Jersey....................      5,600      January 2008
   Houston, Texas.............................      4,000      August 2000
   Staten Island, New York....................      2,700      October 2001
   Cleveland, Ohio............................      1,500      June 2000
   Jersey City, New Jersey....................        300      September 1999

LEGAL PROCEEDINGS

  In July 1997, the Company was notified by the FTC and the NYAG that it was the subject of an investigation alleging deceptive advertising practices in connection with the sale of its Prepaid Cards. Subsequently, the FTC and the NYAG indicated that they were also reviewing whether the Company properly decrements minutes from its Prepaid Cards. The Company believes that the FTC and the NYAG have also been reviewing the practices of other companies in the telecommunications industry. In connection with this inquiry in October 1997, the FTC and the NYAG requested that the Company and certain of its directors and officers provide financial and other information. The Company does not believe its advertising practices are deceptive or that it is improperly decrementing minutes from its Prepaid Cards and is currently cooperating with the FTC and the NYAG to resolve their allegations and questions. The Company is presently unable to evaluate the likelihood that a claim will actually be filed, or, if so, the likelihood of a favorable or unfavorable outcome. In the event a complaint is filed, the Company will defend such complaint vigorously. See "Risk Factors--FTC Investigation."

  The Company is not aware of any pending legal proceedings against the Company which, individually or in the aggregate, the Company would expect to have a Material Adverse Effect. The Company is, from time to time, involved in various regulatory proceedings before various public utilities commissions, as well as before the FCC. See "Risk Factors--Regulation."

RESEARCH AND DEVELOPMENT

  The Company has not expended material amounts on research and development since inception.

                                  MANAGEMENT

  The following table sets forth certain information regarding the Company's directors, executive officers and certain other key employees as of April 30, 1998.

NAME                          AGE POSITION
Samer Tawfik................. 32  Chief Executive Officer, Chairman and Director
Joseph Pannullo.............. 37  Chief Operating Officer and Director
Douglas Barley............... 46  Chief Financial Officer and Director
John J. Klusaritz............ 40  Executive Vice President, General Counsel,
                                  Director of Investor Relations and Director
Peter M. Vita................ 37  Executive Vice President and Director
Richard Harding.............. 46  Senior Vice President Carrier Relations/Sales
Michael Burns................ 38  Vice President, Commercial Sales
Stuart Hinkley............... 34  Managing Director UK
Nigel Downton................ 40  Commercial Director UK

  Within 90 days following completion of the Offering, the Company intends to elect two additional persons to the Company's Board of Directors who will be independent directors.

  SAMER TAWFIK founded the Company in April 1995 and has been Chairman of the Board of Directors and Chief Executive Officer of the Company since inception. From 1984 to 1994, Mr. Tawfik was principal owner and manager of three amusement companies which sold and distributed amusement video games through a substantial distribution network to retail outlets in the New York tri-state area. From 1989 to 1995, Mr. Tawfik also invested in and managed fixed and liquid asset portfolios for his personal and private accounts.

  JOSEPH PANNULLO has been Chief Operating Officer since May 1997 and a Director since October 1997. Prior to May of 1997, Mr. Pannullo was in the telecommunications services industry for 14 years. From 1990 until joining the Company, Mr. Pannullo was the founder, President and Chief Executive Officer of The Interactive Telephone Company ("Interactive"), a prepaid call processing service company. Prior to Interactive, Mr. Pannullo served as the President of Valor Telecom Ltd., a systems integrator of interactive voice response applications using proprietary software for sale to Fortune 1000 and other companies. Since 1983 to date, Mr. Pannullo has delivered advanced technology applications to various telecom companies and commercial end users. From 1986 until 1988, Mr. Pannullo was a member of the Board of Directors and Treasurer of the American Telemarketing Association. See "Certain Transactions--Transactions with The Interactive Telephone Company, GodotSoft L.L.C., and Joseph Pannullo.

  DOUGLAS BARLEY has been Chief Financial Officer since joining the Company in March 1996 and Corporate Secretary since April 1997. From October 1994 until joining the Company, Mr. Barley was CFO for Charlotte Shops, Ltd., a specialty retailer. From June 1990 to October 1994, Mr. Barley served as CFO for several public and private companies assisting in obtaining venture and equity capital. From 1980 through June 1990, Mr. Barley was employed by international and regional public accounting and consulting firms, where he specialized in startup companies and SEC registrations. Mr. Barley has been licensed by New York State as a Certified Public Accountant since 1986, and has been a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs. Mr. Barley has been a director of the Company since October 1997.

  JOHN J. KLUSARITZ has been Executive Vice President and General Counsel of the Company since joining the Company in September 1997. Prior to joining the Company, Mr. Klusaritz had been in private practice in Washington, D.C. for sixteen years from 1981 until 1997. From 1992 until joining the Company, Mr. Klusaritz was a partner in the Washington, D.C. law firm of Swidler & Berlin, where he represented domestic and international telecommunications companies (including PT-1) in financing transactions, mergers and acquisitions, tax restructuring, joint ventures and other business combinations. Mr. Klusaritz graduated cum laude from Harvard Law School and has served as an Adjunct Professor of Law at the Georgetown University Law Center since 1987. Mr. Klusaritz has been a director of the Company since October 1997. See "Legal Matters."

  PETER M. VITA has been an Executive Vice President and a Director of the Company since March 1998, was President of the Company from March 1997 to March 1998 and prior to that had been Executive Vice President, Sales and Marketing of the Company since joining the Company in July 1995. From July 1994 until June 1995 he served as principal, director and Vice President of Finance for Advanced Communications Group, Inc., a start-up entity that developed, marketed and distributed various co-branded and collectible Prepaid Cards. From November 1992 to June 1995, Mr. Vita acted as a consultant conducting company research and due diligence for private investors. From 1991 to 1992, Mr. Vita was a broker with Whale Securities and, from 1982 to 1991 with Gruntal & Co.

  During his ten year period of employment as a broker by Whale Securities and Gruntal & Co., Mr. Vita was a party to two securities arbitration proceedings. Mr. Vita's employer and a senior officer of his employer were also named parties in each proceeding. In one proceeding, Tosi v. Gruntal & Co., Inc., Milton Stanson and Peter Vita, the claimant received an award of $125,000 from Mr. Vita's employer and $1,000 from Messrs. Vita and Stanson. No other fine or sanction was imposed upon Mr. Vita as a result of this proceeding or any other action relating to Mr. Vita's employment as a broker.

  RICHARD HARDING has been Senior Vice President Carrier Relations/Sales since June 1997. Prior to joining the Company, he worked in the telecommunications industry for over 16 years. From June 1996 until joining the Company, he was Vice President of Carrier Sales with Network Plus, Inc. Prior to joining Network Plus, Mr. Harding held senior management positions with Star Telecom, Cherry Communications, GE Capital Communications and Sprint.

  MICHAEL BURNS has been Vice President, Commercial Sales since February 1998. Prior to joining the Company, he worked in the telecommunications industry for 11 years. From February 1997 until joining the Company, he was National Accounts Manager for Teldata Control Inc., a telecommunications audit/consulting firm. Prior to joining Teldata, Mr. Burns was Director of U.S. Sales of ViTel International, an international provider of facsimile and telex services marketed to Fortune 100 companies. Prior to joining ViTel, from March 1987 to February 1993, Mr. Burns held various sales and management positions in the Commercial Division of MCI.

  STUART HINKLEY has been Managing Director UK since February 1998. From September 1995 until joining the Company, he was Managing Director of Cherry Communications UK Limited, where he was responsible for leading its network build-out in Europe and the Far East. From April 1995 to September 1995 he worked for Cook Communications PLC as Sales Director until its acquisition by Cherry Communications. From August 1994 until April 1995, Mr. Hinkley was Managing Director of GTN Limited, a switchless reseller targeting the international retail market. Prior to that time, Mr. Hinkley acted as Sales Director for ABS Marketing Ltd., from March 1993 to August 1994.

  NIGEL DOWNTON has been Commercial Director UK since February 1998. From January 1996 until he joined the Company, he was Commercial Director of Cherry Communications UK Limited, where he was responsible for negotiating the technical and contractual terms of its network build-out and carrier interconnects, network costing and retail programs. Prior to joining Cherry Communications, from April 1995 to January 1996 he was Managing Director of World Access Communications Agency Limited, a switchless reseller, which he sold to GoldenLine of France. From March 1993 until April 1995, Mr. Downton worked at Intanet Ltd. as Operations Director.

  The Company's Board of Directors is divided into three classes serving staggered three-year terms. At each annual meeting of the Company's shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Mr. Pannullo's term expires at the 1999 annual meeting of shareholders, Mr. Barley's and Mr. Klusaritz's terms expire at the 2000 annual meeting of shareholders, and Mr. Tawfik's and Mr. Vita's term expires at the 2001 annual meeting of shareholders. Officers are elected by, and serve at the discretion of, the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. After completion of the Offering, the Board of Directors will establish an Audit Committee. The Audit Committee will be comprised solely of independent directors and will be charged with recommending the engagement of independent accountants to audit the Company's financial statements, discussing the scope and results of the audit with the independent accountants, reviewing the functions of the Company's management and independent accountants pertaining to the Company's financial statements and performing such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors.

  Compensation Committee. After completion of the Offering, the Board of Directors will establish a Compensation Committee. The Compensation Committee will be comprised solely of "disinterested persons" or "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "outside directors" as such term is used in Treasury Regulation Section 1.162-27(c)(3) promulgated under the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee will be responsible for reviewing general policy matters relating to compensation and benefits of directors and officers, determining the total compensation of the officers and directors of the Company and administering the Company's Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors did not have a Compensation Committee during the fiscal year ended March 31, 1997. As a result, Messrs. Tawfik and Hickey, the only members of the Board of Directors at that time who were also executive officers of the Company, participated in deliberations concerning executive officer compensation, including their own compensation. After completion of the Offering, the Board of Directors will establish a Compensation Committee comprised of directors who are not executive officers or employees of the Company. For information related to certain transactions between the Company and each of Messrs. Tawfik and Hickey, see "Certain Transactions."

DIRECTOR REMUNERATION

  After completion of the Offering, directors who are not employees of the Company will receive an annual fee and a fee for each board and committee meeting attended. All directors will be reimbursed for out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company may grant options to directors under the Company's Stock Incentive Plan.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the other most highly compensated executive officers of the Company whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Executive Officers"), with respect to the fiscal year ended March 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                            --------------------
NAME OF INDIVIDUAL
AND PRINCIPAL POSITION                                       SALARY($)  BONUS($)
----------------------                                      ---------- ---------
Samer Tawfik...............................................   197,954    141,375
  Chairman and Chief
  Executive Officer
Peter Vita.................................................   105,577    150,302
  President
Thomas Hickey (2)..........................................   146,182    139,875

---------------------
(1) Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such compensation is less than $50,000 and less than ten percent of the total annual salary and bonus reported for the Named Executive Officers.

(2) Mr. Hickey resigned from his position as Chief Operating Officer and as a director of the Company on March 26, 1997. See "Certain Transactions-- Transactions with Thomas Hickey."

  None of the Named Executive Officers were awarded any options or stock appreciation rights from April 21, 1995 (inception) through March 31, 1997, the end of the Company's most recent fiscal year.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with each of (i) Mr. Tawfik (dated as of October 1, 1997), (ii) Messrs. Vita and Barley (each dated as of April 6, 1996), (iii) Mr. Pannullo (dated as of May 9, 1997) and (iv) Mr. Klusaritz (dated as of May 26, 1997) (collectively, the "Employment Agreements"), providing for base compensation of $450,000, $200,000, $160,000, $140,000 and $280,000, respectively, to be reviewed by the Board of Directors (or Compensation Committee) annually. Each of the Employment Agreements also provides for an annual discretionary bonus, as well as fringe benefits customarily offered by the Company to its senior officers. Each of the Employment Agreements has a three-year term, with one year automatic renewals (unless one month's prior notice is given by either party). In addition, each of the Employment Agreements generally provides for continued payment of compensation and benefits for the remainder of its term if the executive officer's employment is terminated by the Company other than for cause (as defined), death or disability of the executive officer. Each of the Employment Agreements also includes confidentiality, six-month nonsolicitation and one-year noncompetition covenants.

  Pursuant to the Employment Agreements with Messrs. Vita and Barley, the Company has the right to repurchase the shares of the Company's Common Stock held by each such officer at fair market value (as defined) in the event such officer's employment is terminated for cause prior to the expiration of the Employment Agreement. Such repurchase right expires with respect to a portion of such shares ratably over the term of the respective Employment Agreement. Concurrently with the execution of their Employment Agreements, Messrs. Vita and Barley were issued 6,503,000 and 2,597,000 shares of Common Stock, respectively, by the Company for nominal consideration. At such time, Messrs. Vita and Barley also purchased 2,247,000 and 903,000 shares of Common Stock, respectively, from Mr. Hickey.

  Concurrently with the execution of his Employment Agreement, Mr. Pannullo was granted an option by the Company to acquire 1,048,600 shares of the Company's Common Stock (the "Pannullo Option"). On May 20, 1997, Mr. Pannullo exercised his option to purchase 1,048,600 shares of Common Stock for a nominal exercise price. Mr. Pannullo has the right to receive a one year, market rate loan from the Company of up to $350,000, to be secured by a pledge of his option shares, to enable Mr. Pannullo to pay any federal or state income taxes due as a result of the exercise of his option. Pursuant to Mr. Pannullo's Employment Agreement, in the event that Mr. Pannullo's employment is terminated for cause or as a result of a voluntary termination (each as defined), in either case within one year of May 9, 1997, the Company has the right to repurchase the option shares at a purchase price or termination payment equal to the fair market value per share.

  Concurrently, with the execution of his Employment Agreement, Mr. Klusaritz was granted an option by the Company to acquire 1,916,600 shares of the Company's Common Stock. Pursuant to his option agreement, Mr. Klusaritz has antidilution rights upon the occurrence of certain events, including prior to the closing of the Offering, significant changes in the capitalization of the Company. On October 15, 1997, Mr. Klusaritz exercised his option to purchase 1,916,600 shares of Common Stock for an aggregate exercise price of $3.57 million and obtained a loan in that amount from the Company. The loan is recourse and non-interest bearing for a period of up to eighteen months, bears interest at a market rate thereafter and matures on the earlier of (i) two years from the date of the loan, (ii) one year after the closing of the Offering or (iii) upon a sale of "control" (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company.

STOCK INCENTIVE PLAN

  On September 30, 1997, the Board of Directors adopted, and the shareholders of the Company approved, the PT-1 Communications, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan"), which provides for the grant to officers, key employees and non-employee directors of the Company and its subsidiaries of "incentive stock options" within the meaning of Section 422 of the Code, stock options that are non-qualified for federal income tax purposes and stock appreciation rights ("SARs"). The total number of shares for which options may be granted pursuant to the Stock Incentive Plan and the maximum number of shares for which options may be granted to any person is 3,500,000 shares, subject to certain adjustments to reflect changes in the Company's capitalization. The Stock Incentive Plan is currently administered by the Company's Board of Directors. Upon the completion of the Offering, the Stock Incentive Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and non-employee directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options.

  The exercise price of incentive stock options will be determined by the Compensation Committee, but may not be less than the fair market value of the Common Stock on the date of grant and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the Stock Incentive Plan who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of the Company and its subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options will be determined by the Compensation Committee on the date of grant. In the case of non-qualified stock options granted on or before the earliest of (i) the date of expiration or termination of the plan, (ii) the date of any material modification of the plan, (iii) the first date as to which all options provided for under the plan have been issued, or (iv) the date of the first meeting of shareholders at which directors are to be elected occurring after the year 2000 (the "Reliance Period Termination Date"), the exercise price of such options may not be less than 50% of the fair market value of the Common Stock on the date of grant (or, in the case of an amendment, the date of the amendment). In the case of non-qualified stock options granted after the Reliance Period Termination Date, the exercise price of such options may not be less than the fair market value of the Common Stock on the date of grant (or, in the case of an amendment, the date of the amendment). In either case, the term of such options may not exceed ten years from the date of grant.

  Payment of the option price may be made in cash or check or, with the approval of the Compensation Committee by promissory note, or in shares of Common Stock having a fair market value on the date of exercise in the aggregate equal to the option price. Options granted pursuant to the Stock Incentive Plan are not transferable, except (i) by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in Section 414(p) of the Code or Title I, Section 206(d)(3) of Employee Retirement Income Security Act of 1974, as amended ("ERISA") (to the same extent as if the plan were subject thereto), or the applicable rules thereunder, (ii) pursuant to another exception to transfer restrictions expressly permitted by the Compensation Committee and set forth in the option award, (iii) in the case of options, or SARs intended to satisfy the conditions of Rule 16b-3, as promulgated by the Commission pursuant to the Exchange Act ("Rule 16b-3"), to the extent permitted by Rule 16b-3, and (iv) in the case of incentive stock options, as permitted by the Code. During an optionee's lifetime, the option is exercisable only by the optionee, except that the Compensation Committee may permit options, or SARs to be exercised by and paid to certain persons or entities related to the optionee who are transferees of the optionee without consideration, but only pursuant to such conditions and procedures as the Compensation Committee may expressly establish and (for options, or SARs intended to satisfy the conditions of Rule 16b-3) as may be permitted under Rule 16b-3.

  The Board has the right at any time to terminate or, from time to time, to amend, modify or suspend the Stock Incentive Plan, without the consent of the Company's shareholders or optionees; provided, that no such action may materially adversely affect options previously granted without the optionee's written consent, and provided further that if any amendment to the plan would
(i) materially increase the benefits accruing to optionees under the plan,
(ii) materially increase the aggregate number of securities that may be issued under the plan, or (iii) materially modify the requirements as to eligibility for participation in the plan, then to the extent required under applicable law, or deemed necessary or advisable by the Board, such amendment shall be subject to shareholder approval. The expiration date of the Stock Incentive Plan, after which no option may be granted thereunder, is September 30, 2007.

  Promptly after the completion of the Offering, the Company expects to file with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Incentive Plan.

  As of April 30, 1998, options to purchase an aggregate of 625,500 shares of Common Stock were granted under the Stock Incentive Plan. At such time, a total of 2,874,500 shares of Common Stock remained available for future grants. The outstanding options were held by 30 individuals and were
exercisable at a weighted average exercise price of $    per share. Shares
subject to options granted under the plan that have lapsed or terminated may again be subject to options granted under the plan.

  Certain U.S. Federal Income Tax Consequences. The following discussion is a summary of the principal U.S. federal income tax consequences under current federal income tax laws relating to option grants to employees under the Stock Incentive Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

  An optionee will not recognize any taxable income upon the grant of a non-qualified option and the Company will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a non- qualified option, the excess of the fair market value of the Common Stock on the exercise date over the exercise price will be taxable as compensation income to the optionee. Subject to (i) the discussion below with respect to Section 162(m) of the Code, (ii) the optionee including such compensation in income and (iii) the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the amount of such compensation income. The optionee's tax basis for the Common Stock received pursuant to such exercise will equal the sum of the compensation income recognized and the exercise price. Special rules may apply in the case of an optionee who is subject to
Section 16 of the Exchange Act.

  In the event of a sale of Common Stock received upon the exercise of a non-qualified option, any appreciation or depreciation after the exercise date generally will be taxed to the optionee as capital gain or loss and will be long-term capital gain or loss if the holding period for such Common Stock was more than one year.

  Subject to the discussion below, an optionee will not recognize taxable income at the time of grant or exercise of an "incentive stock option" and the Company will not be entitled to a tax deduction with respect to such grant or exercise. The exercise of an "incentive stock option" generally will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

  Generally, a sale or other disposition by an optionee of shares acquired upon the exercise of an "incentive stock option" more than one year after the transfer of the shares to such optionee upon exercise and more than two years after the date of grant of the "incentive stock option" will result in any difference between the amount realized and the exercise price being treated as long-term capital gain or loss to the optionee, with no deduction being allowed to the Company. Generally, upon a sale or other disposition of shares acquired upon the exercise of an "incentive stock option" within one year after the transfer of the shares to the optionee or within two years after the date of grant of the "incentive stock option," the excess, if any, of (i) the lesser of (a) the fair market value of the shares at the time of exercise of the option and (b) the amount realized on such sale or other disposition over
(ii) the exercise price of such option will constitute compensation income to the optionee. Subject to (i) the discussion below with respect to Section 162(m) of the Code, (ii) the optionee including such compensation in income and (iii) the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the amount of such compensation income. The excess of the amount realized on such sale or disposition over the fair market value of the shares at the time of the exercise of the option generally will constitute short-term or long-term capital gain (depending on the length of time between exercise and sale) and will not be deductible by the Company.

  Section 162(m) of the Code disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Under regulations promulgated under Section 162(m), the deduction limitation of Section 162(m) does not apply to any compensation paid pursuant to a plan that existed during the period in which the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning such plan that satisfied all applicable securities laws. However, the foregoing exception may be relied upon only for awards made before the Reliance Period Termination Date, as discussed above. The compensation attributable to awards granted under the Company's Stock Incentive Plan before the Reliance Period Termination Date is not subject to the deduction limitation of Section 162(m). The Company has structured and implemented the Stock Incentive Plan and plans to continue implementing the Stock Incentive Plan in a manner so that compensation attributable to awards made after the Reliance Period Termination Date will not be subject to the deduction limitation.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH THOMAS HICKEY

  On March 26, 1997, in connection with the settlement of litigation, the Company repurchased 25,052,632 shares of Common Stock from Thomas Hickey, a former director and executive officer of the Company (the "Redemption"), in exchange for (i) a cash payment of $5.0 million and (ii) the Note in the principal amount of $10.0 million. The Note accrues interest at a rate of 8.0% per annum, compounded semi-annually. The Company repaid $5.0 million of the principal amount of the Note on March 25, 1998 and must repay the remaining outstanding principal and all accrued but unpaid interest on or prior to March 25, 1999. The Company is not obligated to pay interest on the Note until it matures or is prepaid. The Company intends to use $5.6 of the proceeds of the Offering to repay outstanding principal and accrued interest under the Note. The Company pledged two-thirds of the shares of Common Stock it redeemed from Mr. Hickey as collateral for the Note. There is no penalty for prepaying the Note and the Company is obligated to prepay the Note with a portion of the proceeds of the Offering. See "Use of Proceeds." In connection with the Redemption, Mr. Hickey entered into a one year non-competition agreement with the Company, and the Company granted Mr. Hickey certain piggyback registration rights with respect to the shares retained by Mr. Hickey. See "Description of Capital Stock--Registration Rights." In connection with the Redemption, the Company and Messrs. Tawfik, Hickey, Vita and Barley each executed a mutual release of all claims relating to the equity interests of Messrs. Vita and Barley in the Company. See "Management--Employment Agreements."

  After learning of the Company's consideration of an initial public offering, Mr. Hickey raised issues regarding the Redemption. On November 7, 1997, in order to ensure Mr. Hickey's cooperation with the Company in connection with its future marketing, financing and operational plans and to restrain Mr. Hickey's ability to enter into competition with the Company, the Company and Messrs. Hickey (and his affiliates), Tawfik, Vita, Barley, Pannullo and Klusaritz entered into certain agreements (the "Hickey Settlement") pursuant to which (i) Mr. Hickey reaffirmed the validity of the Redemption and agreed to extend the period of his non-competition agreement for an additional three years through March 26, 2001 and (ii) the Company issued an additional 483,980 shares of Common Stock to Mr. Hickey. In addition, as part of the Hickey Settlement, a comprehensive release was executed in which all parties released and discharged each other from any and all claims of every kind and nature whatsoever, including without limitation claims relating to Mr. Hickey's (and his affiliates') equity interest in the Company, the Redemption and the Offering.

  From its inception through March 31, 1996, the Company sold Prepaid Cards to Tempus Worldwide, a corporation controlled by Mr. Hickey, on terms identical to those extended to other distributors. The aggregate amount of such sales was $1.1 million.

TRANSACTIONS WITH THE INTERACTIVE TELEPHONE COMPANY, GODOTSOFT, L.L.C. AND JOSEPH PANNULLO

  On April 3, 1996, the Company, Interactive and Messrs. Tawfik, Hickey and Pannullo entered into a settlement agreement and other related agreements pursuant to which, among other things, (i) Interactive relinquished its rights to any equity interest in the Company, (ii) the Company and Messrs. Tawfik and Hickey (a) granted Interactive an option to acquire 5% of the outstanding shares of each class of capital stock of the Company and (b) agreed to indemnify Interactive and Mr. Pannullo against certain third party vendor claims and (iii) the parties entered into certain other agreements relating to the discontinuance of certain litigation and the release of various other claims related to their business relationship and prior course of dealing. The option granted to Interactive was repurchased by the Company in April 1996 for $150,000.

  On May 9, 1997 (the "Transaction Date"), the Company entered into a series of transactions with Mr. Joseph Pannullo and certain companies controlled by Mr. Pannullo, and Mr. Pannullo became an executive officer of, and entered into an Employment Agreement with, the Company (the "Pannullo Transactions"). As part of the Pannullo Transactions, the Company entered into a software license agreement (the "Software

Agreement") with Mr. Pannullo and GodotSoft, L.L.C. ("Godot"), a company controlled by Mr. Pannullo. Pursuant to the terms of the Software Agreement, Godot granted the Company a non-exclusive, perpetual license to use certain software within the United States, Canada, Puerto Rico or the U.S. Virgin Islands (the "License Area"), in connection with the development and use of the Company's products and services. Through May 2001, the licensed technology is exclusive to the Company for use on telephone equipment located within the License Area. Applications of the technology include on-line rating and billing systems for debit and credit calling cards, including Prepaid Cards, dial around and presubscribed long distance. The total fee for the license was $1.0 million, $350,000 of which was paid in cash on May 9, 1997 and the remaining $650,000 of which was paid in the form of a non-interest bearing promissory note, payable in ten monthly installments of $65,000 each on the first business day of each month, which payments commenced in August 1997. In addition, the Software Agreement provides that if (i) the Company engages in a specified transfer of control transaction and (ii) Mr. Tawfik and his affiliates and family members receive at least $100 million in cash or publicly held securities as a result of such transaction, the Company must pay a fee of $2.0 million to Godot. It is not anticipated that this Offering will constitute a transfer of control transaction.

  On the Transaction Date, a wholly owned subsidiary of the Company, Phonetime Technologies, Inc., a Delaware corporation ("PT-Tech"), acquired certain computer hardware and other assets from Interactive. The Company paid $600,000 in cash for the assets. Pursuant to a separate agreement, PT-Tech assumed Interactive's obligations under a lease for the premises located at 111 Pavonia Avenue, Jersey City, New Jersey.

  As part of the Pannullo Transactions, the Company granted Mr. Pannullo the option to purchase 1,048,600 shares of Common Stock at a nominal exercise price per share (as adjusted in the event of any stock split or dividend) (the "Pannullo Option Shares"), which option was exercised on May 20, 1997 for an aggregate exercise price of $0.015. The Company also entered into an Employment Agreement with Mr. Pannullo, pursuant to which the Company has the right to repurchase the Pannullo Option Shares at a purchase price or termination payment equal to their fair market value, in the event that Mr. Pannullo's employment is terminated prior to May 9, 1998 either for cause or as a result of voluntary termination (each as defined). See "Management-- Employment Agreements."

  Mr. Pannullo currently controls Interactive and GodotSoft. He has advised the Company that each of these companies is not currently operating. In order to avoid any conflict-of-interest, Mr. Pannullo has agreed to recuse himself from any determinations of the Board of Directors of the Company involving the Company's agreements with Interactive and GodotSoft.

TRANSACTIONS WITH JOHN KLUSARITZ

  The Company's executive vice president and general counsel, John Klusaritz, was formerly a partner with Swidler & Berlin, Chartered, a law firm rendering services to the Company. In order to induce Mr. Klusaritz to join the Company, the Company entered into a three-year employment agreement with Mr. Klusaritz and granted an option to Mr. Klusaritz to acquire 1,916,600 shares of the Company's Common Stock for an aggregate exercise price of $3.57 million. Mr. Klusaritz exercised the option on October 15, 1997 and received a loan from the Company to fund the exercise price.

LOANS TO CERTAIN EXECUTIVE OFFICERS

  The Company has from time to time made various personal loans to Messrs. Tawfik and Hickey, the Chief Executive Officer and a former executive officer, respectively, at an interest rate of 8% per annum. The largest aggregate amount of indebtedness owed by Mr. Tawfik to the Company since inception was $305,824. At December 31, 1997, $192,964 remained outstanding. The largest amount of indebtedness owed by Mr. Hickey to the Company since inception was $294,952. At December 31, 1997, no indebtedness remained outstanding.

  The loans made by the Company to Messrs. Tawfik and Hickey were made during the development stage of the Company. The loans made by the Company to Messrs. Pannullo and Klusaritz were made as part of the

Company's employment offer to each of these key executives. The Company's Board of Directors concluded in connection with the making of each of these loans that such loans were in the best interests of the Company.

  The Company has adopted a policy whereby all future transactions between the Company and its officers, directors, principal stockholders or affiliates, including any forgiveness of loans, will be approved by a majority of the Board of Directors, including all of the independent and disinterested members of the Board of Directors and, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to the Company than could be obtained in arm's length transactions with unaffiliated third parties.

  For information regarding loans made and obligated to be made by the Company to each of Messers. Klusaritz and Pannullo, respectively, in connection with the exercise of their options to acquire Common Stock, see "Management-- Employment Agreements."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of April 30, 1998, and as adjusted to reflect the sale of Common Stock being offered hereby, by (i) each person known by the Company to beneficially own five percent or more of any class of the Company's capital stock, (ii) each director of the Company, (iii) each executive officer of the Company (including the Named Executive Officers),
(iv) all directors and executive officers of the Company as a group and (v) each Selling Shareholder. All information with respect to beneficial ownership has been furnished to the Company by the respective shareholders.

                           SHARES OF COMMON                        SHARES OF
                          STOCK BENEFICIALLY                     COMMON STOCK
                            OWNED PRIOR TO                    BENEFICIALLY OWNED
                             OFFERING (1)        SHARES OF   AFTER OFFERING (1)(2)
                         --------------------- COMMON STOCK  ---------------------
   BENEFICIAL OWNER        NUMBER   PERCENT(2) BEING OFFERED  NUMBER   PERCENT(2)
   ----------------      ---------- ---------- ------------- ---------------------
Samer Tawfik............ 30,450,000    62.9%
Peter M. Vita...........  8,750,000    18.1
Douglas Barley..........  3,500,000     7.2
Thomas Hickey(3)........  1,331,348     2.8
The Thomas Hickey
 Trust(4)...............  1,400,000     2.9
Joseph J. Pannullo......  1,048,600     2.2
John J. Klusaritz(5)....  1,916,600     4.0
All directors and
 executive
 officers as a group (5
 persons)............... 48,396,548    99.9

---------------------
*Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and dispositive power with respect to all shares of Common Stock shown as owned by them. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o PT-1 Communications, Inc., 30-50 Whitestone Expressway, Flushing, New York 11354.

 (2) Assumes 48,406,548 shares of Common Stock outstanding prior to the
     Offering and         shares of Common Stock outstanding after the
     Offering, and assumes no exercise of the Underwriters over-allotment option.

 (3) Does not include 1,400,000 shares of Common Stock held by the Thomas Hickey Trust, as to which Mr. Hickey disclaims beneficial ownership, or 25,052,632 shares of Common Stock held in treasury and pledged by the Company to secure its obligation to Mr. Hickey under the Note. See "Certain Transactions--Transactions with Thomas Hickey."

 (4) The Thomas Hickey Trust U/A dated September 9, 1997 is for the benefit of Mr. Hickey's children.

 (5) Mr. Klusaritz's shares are pledged to the Company to secure repayment of a loan made by the Company to Mr. Klusaritz. See "Management--Employment Agreements."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Effective upon completion of the Offering, the Company's authorized capital stock will consist of (i) 150 million shares of Common Stock and (ii) 15 million shares of Preferred Stock. As of April 30, 1998, there were 48,396,548 Shares of Common Stock issued and outstanding held by eight shareholders of record and no shares of Preferred Stock issued and outstanding. As of April 30, 1998, the Company's capitalization also included (i) outstanding options to purchase 625,500 shares of Common Stock at a weighted average exercise
price of $   per share (of which options to purchase 213,489 shares are vested and exercisable) and (ii) outstanding warrants to acquire shares with a fair market value of $3 million at an aggregate exercise price of $999,000 (one-third of which vest and become exercisable upon completion of the Offering). In addition, 2,874,500 shares of Common Stock were reserved for issuance under the Stock Incentive Plan.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Certificate and Bylaws, copies of which have been filed as exhibits to the Registration Statement. The following is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock which may be issued in the future, the holders of outstanding shares of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be upon payment therefor, validly issued, fully paid and nonassessable. See "Dividends."

  At present there is no established trading market for the Common Stock. Application has been made to have the Common Stock approved for listing on the Nasdaq National Market ("NASDAQ") under the symbol "PTIC."

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time up to 15 million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without any further action by the shareholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse effect on the voting power of holders of Common Stock by increasing the number of outstanding shares. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the amount authorized under the Certificate. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock.

THE INTEREXCHANGE WARRANTS

  In connection with the execution of the InterExchange Agreement, the Company granted warrants for the purchase of shares of Common Stock to certain employees of InterExchange (collectively, the "InterExchange Warrants"). The InterExchange Warrants are exercisable for shares of Common Stock with an aggregate fair market value (as defined) equal to (i) $1.0 million, at a nominal exercise price and (ii) $2.0 million, at an aggregate exercise price equal to $1.0 million (collectively, the "Warrant Shares"). InterExchange Warrants with respect to one-third of the Warrant Shares vested and became exercisable on March 31, 1998. InterExchange Warrants with respect to the remaining two-thirds of the Warrant Shares vest and become exercisable upon each of: (i) January 1, 1999 and (ii) December 1, 1999, in each case if and only if the InterExchange Agreement has not been terminated on or before such date (other than as a result of a breach by the Company). The InterExchange Warrants expire upon the fifth anniversary of their respective vesting dates. In the event of a "change of control" (as defined), any unvested InterExchange Warrants at such time shall vest immediately and become exercisable and the fair market value shall be fixed as of the date of such change of control.

REGISTRATION RIGHTS

  Prior to the completion of this Offering, the Company intends to enter into a Registration Rights Agreement (the "Registration Rights Agreement") with Messrs. Tawfik, Vita, Barley, Pannullo and Klusaritz (collectively, the "Holders"). The Registration Rights Agreement provides that Mr. Tawfik will have the right to request on two separate occasions that the Company file a registration statement under the Securities Act covering shares of Common Stock held by Mr. Tawfik having an aggregate fair market value (as defined) in each case in excess of $10.0 million ("Demand Registration Rights"). No Demand Registration Right may be exercised within six months after any other registration statement filed pursuant to such right is declared effective. Such Demand Registration Rights may only be exercised by Mr. Tawfik after the Company becomes eligible to register its securities by means of a registration statement on Form S-3 under the Securities Act, and only for the two-year period thereafter.

  The Registration Rights Agreement also provides that if the Company files a registration statement under the Securities Act covering any of its securities, subject to certain exceptions, the Holders will be entitled to notice of such registration and may include in the offering shares of Common Stock issued to such Holders ("Piggyback Registration Rights"). The Company will pay all costs incurred in connection with the exercise of Demand Registration Rights and Piggyback Registration Rights, except for all underwriting discounts and commissions relating to the Common Stock sold by the Holders, which will be borne by the Holders. The Registration Rights Agreement expires no later than five years from its effective date.

  Pursuant to a Share Purchase Agreement, dated as of March 26, 1997, among the Company and Messrs. Hickey, Tawfik, Vita and Barley, the Company granted Mr. Hickey the right to participate pari passu in any registration of Common Stock effected by the Company, subject to certain restrictions. See "Certain Transactions--Transactions with Thomas Hickey."

  All directors and executive officers and certain shareholders, option holders and warrantholders have agreed to a limitation on their ability to sell or distribute shares of Common Stock and other securities for 180 days after the date of this Prospectus, without the prior written consent of the Underwriters. See "Underwriting."

CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

  As permitted by the NYBCL, the Company's Certificate provides that, to the fullest extent permitted by the NYBCL, no director of the Company shall be liable to the Company or its shareholders for monetary damages for the breach of fiduciary duty in such capacity. Such provision does not eliminate or limit the liability of any director (i) if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained a material profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the NYBCL, or (ii) for any act or omission prior to the adoption of this provision. As a result of this provision, rthe Company and its shareholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although shareholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, shareholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

  Under the Certificate the Company has agreed to indemnify and advance expenses to each person who is or was a director or officer of the Corporation, to the fullest extent permitted by the NYBCL. In addition, at the Company's option, it may indemnify any other person (his testator or intestate) who is or was serving at the request of the Company as a director or officer of any another corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the NYBCL. The Company intends to obtain officers' and directors' liability insurance for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Company's Certificate, the Company intends to enter into agreements to indemnify its directors and officers.

  The Certificate and Bylaws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the directors and management more difficult. See "Risk Factors--Antitakeover Considerations."

  The Company's Certificate provides that the Board of Directors of the Company shall be divided into three classes serving staggered three-year terms. The Bylaws also restrict who may call a special meeting of shareholders and provide that shareholders may only act at an annual or special meeting or by unanimous written consent. The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. In general, notice must be received by the Company not less than 60 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

  The Board of Directors may alter, amend or repeal the Bylaws of the Company by the affirmative vote of at least a majority of the entire Board of Directors, provided that any Bylaws adopted by the Board of Directors may be amended or repealed by the shareholders. The shareholders may also adopt, repeal, or amend the Bylaws of the Company by the affirmative vote of at least a majority of the shares that are issued and outstanding and entitled to vote.

NEW YORK BUSINESS CORPORATION LAW; ANTITAKEOVER EFFECTS

  Section 912 of the NYBCL prohibits a company from entering into a business combination (e.g., a merger, consolidation, sale of 10% or more of a company's assets, or issuance of securities with an aggregate market value of 5% or more of the aggregate market value of all of the company's outstanding capital stock) with a beneficial owner of 20% or more of a company's securities (a "20% shareholder") for a period of five years following the date such beneficial owner became a 20% shareholder (the "stock acquisition date"), unless, among other things, such business combination or the purchase of stock resulting in the 20% shareholder's beneficial ownership was approved by the company's board of directors prior to the stock acquisition date or the business combination is approved by the affirmative vote of the holders of a majority of the outstanding voting stock exclusive of the stock beneficially owned by the 20% shareholder. The applicability of this provision to the Company may discourage unsolicited takeover bids by third parties.

TRANSFER AGENT

  The transfer agent and registrar for the Company's Common Stock is Registrar and Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have      shares of
Common Stock outstanding. Of these shares, the      shares sold in this
Offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (which may generally be sold only in compliance with Rule 144).

  The remaining outstanding shares are deemed "Restricted Shares" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the registration provisions of the Securities Act. Upon the expiration of the 180-day lock-up agreements described below, none of the Restricted Shares will be eligible for sale pursuant to Rule 144 until the expiration of one year from the date such Restricted Shares were acquired.

  In addition to the Restricted Shares described in the preceding paragraph, approximately shares of Common Stock which may be acquired within 180 days after the effective date of this Offering upon the exercise of currently outstanding stock options and warrants are subject to the 180-day lock-up agreements but may be eligible for resale following the expiration of the 180-day lock-up agreements (subject, in the case of affiliates, to certain limitations) pursuant to Rule 701 under the Securities Act. Additional options will continue to vest and may be exercised and sold from time to time by option holders following the expiration of the 180-day lock-up agreements. See "Management--Stock Incentive Plan" and "Underwriting."

  The Company, its directors and officers and substantially all of the other shareholders of the Company, who upon completion of the Offering will own in
the aggregate     outstanding shares of Common Stock, as well as the holders
of currently outstanding options and warrants to purchase     additional
shares of Common Stock, have entered into "lock-up" agreements with the Underwriters, providing that they will not, subject to certain exceptions (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated except that the Company may issue and may grant options to purchase and register shares of Common Stock under the Stock Incentive Plans. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Shares Eligible for Future Sale." In addition, during such period, the Company also has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders and warrantholders of the Company (including the Selling Shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without BT Alex. Brown Incorporated's prior written consent. See "Underwriting."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose Restricted Shares have been fully paid for and held for at least one year from the date of issuance by the Company may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three month period does not exceed the greater of (i) 1% of the then
outstanding shares of the Common Stock (    ) shares based on the number of
shares to be outstanding after this Offering) or (ii) the average weekly trading volume in the public market during the four calendar weeks immediately preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information concerning the Company. After two years have elapsed from the issuance of Restricted Shares by the Company, such shares generally may be sold without limitation by persons who have not been affiliates of the Company for at least three months. Rule

144 also provides that affiliates who are selling shares which are not Restricted Shares must nonetheless comply (with the exception of the holding period requirements) with the same restrictions applicable to Restricted Shares. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

  In general, under Rule 701 as currently in effect, any employee, officer, director, consultant or advisor of the Company who purchased shares from the Company pursuant to a written compensatory benefit plan or written contract relating to compensation is eligible to resell such shares ninety days after the effective date of this Offering in reliance upon Rule 144, but without the requirement to comply with certain restrictions contained in such rule. Shares obtained pursuant to Rule 701 may be sold by non-affiliates without regard to the holding period, volume limitations, or information or notice requirements of Rule 144, and by affiliates without regard to the holding period requirements.

  The Company intends to file Form S-8 Registration Statements under the Securities Act to register all shares of Common Stock issuable under its Stock Incentive Plan, as well as certain of the shares of Common Stock previously issued under its Stock Incentive Plan. This registration statement is expected to be filed as soon as practicable after the date of this Prospectus and is expected to become effective immediately upon filing. Shares covered by such registration statement will be eligible for sale in the public market after the effective date of such registration statement subject to Rule 144 limitations applicable to affiliates of the Company and to certain lock-up arrangements with the Underwriters. See "Management--Stock Incentive Plan."

  The Company has granted registration rights to certain of its shareholders. See "Description of Capital Stock--Registration Rights."

  Prior to the Offering, there has been no public market for the Common Stock and it is impossible to predict with certainty the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Hambrecht & Quist LLC, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                        NUMBER
                              UNDERWRITERS                             OF SHARES
                              ------------                             ---------
   BT Alex. Brown Incorporated........................................
   Hambrecht & Quist LLC..............................................
                                                                         ----
       Total..........................................................
                                                                         ====

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $    per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  Certain Selling Shareholders have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to
purchase up to      additional shares of Common Stock, at the initial public
offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares
of Common Stock to be purchased by it shown in the above table bears to     ,
and such Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such
additional shares on the same terms as those on which the      shares of
Common Stock are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.


  To facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by the Underwriter or dealer.

  The Company and each of its directors and executive officers and certain of its securityholders, who in the aggregate will hold, following this offering,
    shares of Common Stock and options to purchase     shares of Common Stock,
have agreed that they will not directly or indirectly, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. Application has been made to list the Common Stock for quotation on the Nasdaq National Market under the symbol "PTIC."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Swidler & Berlin, Chartered, Washington, D.C. John J. Klusaritz, Executive Vice President, General Counsel and a director of the Company, was a member of Swidler & Berlin prior to joining the Company in September 1997. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P.

                                    EXPERTS

  The financial statements of the Company as of March 31, 1996 and 1997 and the period from April 21, 1995 (inception) to March 31, 1996, and for the year ended March 31, 1997 appearing herein and in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent Certified Public Accountants, as set forth in their report appearing elsewhere herein and in the Registration Statement of which this Prospectus forms a part and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as parts thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  As a result of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the Commission. A copy of the Registration Statement, including the exhibits and schedules thereto, and the reports and other information filed by the Company in accordance with the Exchange Act, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies may be obtained from the Public Reference Section at the Commission's principal office, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and are also available for inspection and copying at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                           PT-1 COMMUNICATIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Balance Sheets as of March 31, 1996 and 1997 and December 31, 1997
 (unaudited)..............................................................  F-3
Statements of Operations for the period from April 21, 1995 (inception) to
 March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1996 and 1997 (unaudited).............................  F-4
Statements of Stockholders' Deficiency for the period from April 21, 1995
 (inception) to March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1997 (unaudited)......................  F-5
Statements of Cash Flows for the period from April 21, 1995 (inception) to
 March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1996 and 1997 (unaudited).............................  F-6
Notes to Financial Statements.............................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
PT-1 Communications, Inc.:

  We have audited the accompanying balance sheets of PT-1 Communications, Inc. as of March 31, 1996 and 1997 and the related statements of operations, stockholders' deficiency and cash flows for the period from April 21, 1995 (inception) to March 31, 1996 and for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT-1 Communications, Inc. as of March 31, 1996 and 1997, and the results of its operations and its cash flows for the period from April 21, 1995 (inception) to March 31, 1996 and for the year ended March 31, 1997 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick llp

New York, New York
September 12, 1997, except for

the first paragraph of note 8

as to which the date is

December 30, 1997

                           PT-1 COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                            MARCH 31           DECEMBER 31, 1997
                                     ------------------------  -----------------
                                        1996         1997         (UNAUDITED)
              ASSETS
Current assets:
  Cash and cash equivalents........  $   693,615  $ 5,577,238     $ 4,476,806
  Short-term investments (notes 1
   and 3)..........................          --       668,994       6,510,494
  Accounts receivable, less
   allowance for doubtful accounts
   of $80,000, $391,000 and
   $465,000, respectively (notes 4
   and 6)..........................      962,305    7,540,474      24,286,184
  Due from carriers................      331,347      269,153       1,815,727
  Inventory........................       36,200      317,390         660,597
  Prepaid expenses.................        5,804      827,755         438,488
  Deferred tax asset...............          --           --        1,221,500
                                     -----------  -----------     -----------
    Total current assets...........    2,029,271   15,201,004      39,409,796
Investments (notes 1 and 3)........          --     1,472,000       2,353,000
Property and equipment, net (note
 2)................................       69,376    1,483,823      18,525,132
Capitalized software, net (note
 5)................................          --           --          833,333
Deposits...........................       87,155      403,729         615,417
Employee loans receivable (note
 6)................................          --       338,528         192,964
Deferred offering costs............          --           --          467,764
Intangible assets, net (note 9)....          --           --        3,285,949
                                     -----------  -----------     -----------
    Total assets...................  $ 2,185,802  $18,899,084     $65,683,355
                                     ===========  ===========     ===========
LIABILITIES AND STOCKHOLDERS' DEFI-
               CIENCY
Current liabilities:
  Accounts payable and accrued
   expenses........................  $   390,761  $ 1,902,210     $ 3,347,448
  Accrued taxes payable............      605,000    4,374,679       5,739,056
  Income taxes payable.............          --           --        2,358,370
  Due to carriers..................    2,251,398      870,259       4,930,801
  Notes payable (notes 5 and 8)....          --     5,000,000       5,325,000
  Deferred revenue.................    1,846,023   20,479,361      39,713,011
  Loan payable (note 11)...........          --           --        2,760,000
                                     -----------  -----------     -----------
    Total current liabilities......    5,093,182   32,626,509      64,173,686
                                     -----------  -----------     -----------
Note payable (note 8)..............          --     5,000,000       5,000,000
Deferred tax liability.............          --           --          343,000
                                     -----------  -----------     -----------
    Total liabilities..............    5,093,182   37,626,509      69,516,686
                                     -----------  -----------     -----------
Stockholders' deficiency:
  Preferred stock; no par value.
   Authorized 15,000,000 shares;
   no shares issued and
   outstanding.....................          --           --              --
  Common stock; par value $.01 per
   share. Authorized 150,000,000
   shares; 60,900,000 shares issued
   and outstanding in 1996;
   70,000,000 shares issued and
   44,947,368 shares outstanding at
   March 31, 1997 and 73,449,180
   shares issued and 48,396,548
   shares outstanding at December
   31, 1997........................      609,000      700,000         734,492
  Additional paid-in capital.......     (606,400)    (697,387)      8,099,608
  Retained earnings (accumulated
   deficit)........................   (2,909,980)  (3,730,038)      5,556,029
  Treasury stock, at cost,
   25,052,632 shares at March 31,
   1997 and at December 31 1997
   (note 8)........................          --   (15,000,000)    (15,000,000)
  Less: Note receivable from
   stockholder (note 10)...........          --           --       (3,223,460)
    $3,570,000 face amount, non-
    interest bearing (less
    unamortized discount of
    $346,540, based on imputed
    interest of 8%)
                                     -----------  -----------     -----------
    Total stockholders'
     deficiency....................   (2,907,380) (18,727,425)     (3,833,331)
                                     -----------  -----------     -----------
    Total liabilities and
     stockholders' deficiency......  $ 2,185,802  $18,899,084     $65,683,355
                                     ===========  ===========     ===========

                See accompanying notes to financial statements.

                           PT-1 COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                          PERIOD FROM                        NINE MONTHS
                         APRIL 21, 1995                         ENDED
                          (INCEPTION)    YEAR ENDED         DECEMBER 31,
                          TO MARCH 31,   MARCH 31,    --------------------------
                              1996          1997          1996          1997
                         -------------- ------------  ------------  ------------
                                                             (UNAUDITED)
Revenues................  $11,922,606   $169,635,313  $106,973,431  $303,840,397
Cost of services........   13,812,202    166,184,501   108,188,636   278,782,205
                          -----------   ------------  ------------  ------------
    Gross profit
     (loss).............   (1,889,596)     3,450,812    (1,215,205)   25,058,192
                          -----------   ------------  ------------  ------------
Operating expenses:
  Selling and marketing
   expenses.............      318,070      1,761,650     1,231,245     2,855,963
  General and
   administrative
   expenses.............      704,429      2,612,894     1,536,348     7,022,694
  Stock based
   compensation.........          --             --            --      2,276,060
                          -----------   ------------  ------------  ------------
    Total operating
     expenses...........    1,022,499      4,374,544     2,767,593    12,154,717
                          -----------   ------------  ------------  ------------
    Operating profit
     (loss).............   (2,912,095)      (923,732)   (3,982,798)   12,903,475
Interest income.........        2,115        114,633        66,312       357,796
Interest expense........          --         (10,959)          --       (612,614)
Net gain on marketable
 securities.............          --             --            --        227,281
                          -----------   ------------  ------------  ------------
    Earnings (loss)
     before income
     taxes..............   (2,909,980)      (820,058)   (3,916,486)   12,875,938
Income tax provision....          --             --            --      3,589,871
                          -----------   ------------  ------------  ------------
Net earnings (loss).....  $(2,909,980)  $   (820,058) $ (3,916,486) $  9,286,067
                          ===========   ============  ============  ============
Weighted average shares
 outstanding............   71,048,600     70,705,413    71,048,600    46,529,346
Net earnings (loss) per
 share:
  Basic.................  $             $             $             $
  Diluted...............  $             $             $             $


                See accompanying notes to financial statements.

                           PT-1 COMMUNICATIONS, INC.

                     STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                     PERIOD FROM APRIL 21, 1995 (INCEPTION)
                TO MARCH 31, 1996, YEAR ENDED MARCH 31, 1997 AND

              NINE MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)

                                                            RETAINED                      NOTE
                             COMMON STOCK     ADDITIONAL    EARNINGS                   RECEIVABLE       TOTAL
                          -------------------  PAID-IN    (ACCUMULATED                    FROM      STOCKHOLDERS'
                            SHARES    AMOUNT   CAPITAL      DEFICIT)    TREASURY STOCK STOCKHOLDER   DEFICIENCY
                          ---------- -------- ----------  ------------  -------------- -----------  -------------
Balance at April 21,
 1995 (inception).......         --  $    --  $      --   $       --     $        --                $        --
Issuance of common stock
 (Note 8)...............  60,900,000  609,000   (606,400)         --              --                       2,600
Net loss................         --       --         --    (2,909,980)            --                  (2,909,980)
                          ---------- -------- ----------  -----------    ------------  -----------  ------------
Balance at March 31,
 1996...................              609,000   (606,400)  (2,909,980)            --                  (2,907,380)
Issuance of common stock
 (Note 8)...............   9,100,000   91,000    (90,987)         --              --                          13
Purchase of treasury
 stock..................         --       --         --           --      (15,000,000)               (15,000,000)
Net loss................         --       --         --      (820,058)            --                    (820,058)
                          ---------- -------- ----------  -----------    ------------  -----------  ------------
Balance at March 31,
 1997...................  70,000,000  700,000   (697,387)  (3,730,038)    (15,000,000)               (18,727,425)
Compensation expense
 related to stock
 options................         --       --   1,276,060          --              --                   1,276,060
Exercise of stock
 options
 (Notes 5, 8 and 10)....   2,965,200   29,652  4,137,915          --              --    (3,223,460)      944,107
Issuance of common stock
 (Note 9)...............     483,980    4,840  3,383,020          --              --                   3,387,860
Net earnings............         --       --         --     9,286,067             --                   9,286,067
                          ---------- -------- ----------  -----------    ------------  -----------  ------------
Balance at December 31,
 1997 (unaudited).......  73,449,180 $734,492 $8,099,608  $ 5,556,029    $(15,000,000) $(3,223,460) $ (3,833,331)
                          ========== ======== ==========  ===========    ============  ===========  ============


                See accompanying notes to financial statements.

                           PT-1 COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                         PERIOD FROM                      NINE MONTHS
                        APRIL 21, 1995                       ENDED
                         (INCEPTION)   YEAR ENDED         DECEMBER 31,
                         TO MARCH 31,   MARCH 31,   -------------------------
                             1996         1997         1996          1997
                        -------------- -----------  -----------  ------------
                                                          (UNAUDITED)
Cash provided by
 operating activities:
  Net earnings (loss)..  $(2,909,980)  $  (820,058) $(3,916,486) $  9,286,067
  Adjustments to
   reconcile net
   earnings (loss) to
   net cash provided by
   operating
   activities:
    Depreciation and
     amortization......        4,943        75,017       21,625       809,852
    Non-cash
     compensation......          --            --           --      2,276,060
    Gain on sale of
     marketable
     securities........          --            --           --       (743,678)
    Amortization of
     discount on
     receivable........          --            --           --        (55,893)
    Allowance for
     doubtful
     accounts..........       80,000       311,194      116,348        73,591
    Increase in
     accounts
     receivable........   (1,042,305)   (6,889,363)  (4,237,175)  (16,819,301)
    (Increase) decrease
     in due from
     carriers..........     (331,347)       62,194     (771,116)   (1,546,574)
    Increase in
     inventory.........      (36,200)     (281,190)    (165,100)     (343,207)
    (Increase) decrease
     in prepaid
     expenses..........       (5,804)     (821,951)     (86,394)      389,267
    Increase in
     deferred tax
     asset.............          --            --           --     (1,221,500)
    Increase in
     deposits..........      (87,155)     (316,574)    (271,573)     (211,688)
    Increase in officer
     loans receivable..          --       (338,528)    (610,142)      145,564
    Increase (decrease)
     in accounts
     payable and
     accrued expenses..      390,761     1,511,449      229,904     1,445,238
    Increase (decrease)
     in accrued taxes
     payable...........      605,000     3,769,679    2,657,161     1,364,377
    Increase in income
     taxes payable.....          --            --           --      2,358,370
    Increase (decrease)
     in due to
     carriers..........    2,251,398    (1,381,139)       9,095     4,060,542
    Increase in
     deferred revenue..    1,846,023    18,633,338   15,737,664    19,233,650
    Increase in
     deferred tax
     liability.........          --            --           --        343,000
                         -----------   -----------  -----------  ------------
      Net cash provided
       by operating
       activities......      765,334    13,514,068    8,713,811    20,843,737
                         -----------   -----------  -----------  ------------
Cash flows from
 investing activities:
  (Purchase) of
   investments.........          --     (3,966,991)  (3,930,053)  (11,026,193)
  Sale of investments..          --      1,825,997      800,000     5,047,371
  Capital
   expenditures........      (74,319)   (1,489,464)    (918,020)  (17,582,583)
  Purchase of
   capitalized
   software............          --            --           --       (350,000)
                         -----------   -----------  -----------  ------------
      Net cash used in
       investing
       activities......      (74,319)   (3,630,458)  (4,048,078)  (23,911,405)
                         -----------   -----------  -----------  ------------
Cash flows from
 financing activities:
  Proceeds from
   issuance of common
   stock...............        2,600            13           13           --
  Proceeds from bank
   loan................          --            --           --      2,760,000
  Payment for treasury
   stock...............          --     (5,000,000)         --            --
  Payments on notes
   payable.............          --            --           --       (325,000)
  Offering costs.......          --            --           --       (467,764)
                         -----------   -----------  -----------  ------------
      Net cash provided
       by (used in)
       financing
       activities......        2,600    (4,999,987)          13     1,967,236
                         -----------   -----------  -----------  ------------
      Net increase in
       cash and cash
       equivalents.....      693,615     4,883,623    4,665,746    (1,100,432)
Cash and cash
 equivalents at
 beginning of period...          --        693,615      693,615     5,577,238
                         -----------   -----------  -----------  ------------
Cash and cash
 equivalents at end of
 period................  $   693,615   $ 5,577,238  $ 5,359,361  $  4,476,806
                         ===========   ===========  ===========  ============
Supplemental
 information:
  Cash paid for
   interest............  $       --    $       --   $       --   $      1,303
                         ===========   ===========  ===========  ============
  Cash paid for income
   taxes...............  $       --    $       --   $       --   $  2,150,000
                         ===========   ===========  ===========  ============

                See accompanying notes to financial statements.

                           PT-1 COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

              MARCH 31, 1996 AND 1997 AND DECEMBER 31, 1997

    (INFORMATION AS OF DECEMBER 31, 1997 AND FOR THE NINE MONTHS ENDED

                 DECEMBER 31, 1996 AND 1997 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) DESCRIPTION OF BUSINESS

  PT-1 Communications, Inc. ("PT-1" or the "Company"), formerly PhoneTime, Inc., was incorporated on April 21, 1995. The Company is engaged in the sale of international and domestic long-distance and local telecommunications services primarily through the marketing of prepaid phone cards, which it manufactures and distributes on a wholesale basis. PT-1 provides card users access to long-distance and international service through contractual arrangements with carriers which comprise the Company's least-cost routing network. In addition, PT-1 provides international and domestic long-distance services to other telecommunications carriers on a wholesale basis.

 (b) REVENUE RECOGNITION AND DEFERRED REVENUE

  Revenues from telecommunications services are recognized when the services are provided. Sales of prepaid phone cards are initially recorded as deferred revenue and are recognized as revenue in accordance with the terms of the card as the ultimate card users utilize calling time and as service fees are assessed. Effective April 1, 1996, the Company began to assess a $.25 monthly service fee per card, commencing thirty days after the first use of a card. All prepaid phone cards sold by the Company since October 1, 1996 expire upon the earlier to occur of (i) an expiration date printed on the prepaid phone card or (ii) six months after the prepaid phone card is first used. The Company did not recognize any revenue related to the expiration of the cards for the period ended March 31, 1996 or for the year ended March 31, 1997. The Company recognized approximately $2.5 million of revenue related to the expiration of cards for the nine month period ended December 31, 1997. The primary costs associated with the provision of telecommunications services are carrier costs for transport of traffic and switch administration fees.

  For the periods ended March 31, 1996 and 1997, $-0- and approximately $7,084,000, respectively, of wholesale revenue was included in telecommunications services revenue. For the periods ended December 31, 1996 and 1997, approximately $2,400,000 and $45,100,000, respectively, of wholesale revenue was included in telecommunications services revenue.

 (c) CASH EQUIVALENTS

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

 (d) INVESTMENTS

  Management determines the appropriate classification of its investments at the time of purchase and classifies then as trading, held to maturity or available for sale, in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


 (e) PROPERTY AND EQUIPMENT

  Property and equipment consist principally of telecommunications equipment, office equipment, packaging machinery and equipment, furniture and fixtures and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight-line method over the estimated useful lives of the related

                           PT-1 COMMUNICATIONS, INC.

assets. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:

   Telecommunications equipment...................................... 7-10 years
   Office equipment..................................................    5 years
   Machinery and equipment...........................................   15 years
   Furniture and fixtures............................................   10 years
   Leasehold improvements............................................    5 years

  The Company's telecommunications equipment is subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives of these assets.

 (f) INVENTORY

  Inventory consists of costs of production and packaging of unsold phone cards and is valued using the average-cost method.

 (g) CAPITALIZED SOFTWARE

  The Company capitalizes certain computer software license acquisition costs which are amortized utilizing the straight-line method over four years, the period for which the Company maintains exclusive rights to such license.

 (h) INCOME TAXES

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 (i) FAIR VALUE OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires the determination of fair value for certain of the Company's assets and liabilities. The Company estimates that the carrying values of its financial instruments approximate fair value.

 (j) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

  In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews for the impairment of long-lived assets and certain identifiable intangibles to be held and used by the Company whenever events and changes in circumstances indicate that the carrying value of an asset may not be recoverable.

  The Company assesses the recoverability of an asset by determining whether the amortization of the asset balance over its remaining life can be recovered through projections of undiscounted future cash flows of the related asset. The amount of asset impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds.

                           PT-1 COMMUNICATIONS, INC.

 (k) RISKS AND UNCERTAINTIES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

  The taxation of prepaid phone cards is evolving and is not specifically addressed by many of the states in which the Company does business. While the Company believes it has adequately provided for any such taxes it may ultimately be required to pay, certain states may enact legislation which specifically provide for taxation of such cards or may interpret current laws in a manner resulting in additional tax liabilities.

 (l) STOCK-BASED COMPENSATION

  The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of the Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. As such, compensation expense is generally recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

 (m) NET EARNINGS (LOSS) PER SHARE

  Net earnings (loss) per common and common equivalent shares will be based on the weighted average number of common shares outstanding during the year.

  The Company will calculate earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS 128 requires presentation of both basic and diluted EPS for net income on the face of the income statement. Basic EPS is computed using the weighted average number of common shares outstanding during the period being reported on. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock at the beginning of the period being reported on. Weighted average common shares will be adjusted for the effects of the applications of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 98. Pursuant to SAB No. 98 all common stock options, warrants, or other potentially dilutive instruments issued for nominal consideration during the periods covered by the income statement are reflected in earnings per share for all periods presented.

 (n) ADVERTISING COSTS

  Advertising costs are expensed as incurred. Advertising costs for the year ended March 31, 1997 and the nine months ended December 31, 1997 amounted to approximately $200,000 and $300,000, respectively.

 (o) RECLASSIFICATIONS

  Certain reclassifications have been made in the accompanying financial statements for 1996 and 1995 to conform with the 1997 presentation.

 (p) INTANGIBLE ASSETS

  Intangible assets consist of a non-competition agreement which is being amortized by use of the straight line method over the estimated life of the agreement (Note 8).

                           PT-1 COMMUNICATIONS, INC.

 (q) INTERIM FINANCIAL INFORMATION

  The financial statements as of December 31, 1997 and for the nine month period ended December 31, 1997 and 1996 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the results of financial position, operations and cash flows for each period presented have been made on a consistent basis. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures herein are adequate to make information presented not misleading. Operating results for the nine months ended December 31, 1997, may not be indicative of the results that may be expected for the full year.

(2) PROPERTY AND EQUIPMENT

  Property and equipment consist of the following as of March 31, 1996 and 1997 and December 31, 1997:

                                                MARCH 31      DECEMBER 31, 1997
                                           ------------------ -----------------
                                            1996      1997
   Telecommunications equipment........... $   --  $1,174,032    $17,109,414
   Office equipment.......................  31,059    141,920        868,736
   Packaging machinery and equipment......  19,543    120,396        349,651
   Furniture and fixtures.................  17,906     96,793        201,042
   Leasehold improvements.................   5,811     30,642        617,522
                                           ------- ----------    -----------
                                            74,319  1,563,783     19,146,365
   Less accumulated depreciation..........   4,943     79,960        621,233
                                           ------- ----------    -----------
                                           $69,376 $1,483,823    $18,525,132
                                           ======= ==========    ===========

(3) INVESTMENTS

  Short-term investments include certificates of deposit and marketable securities. Marketable securities are comprised of common stock investments in public corporations and are classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments. Accordingly, net realized and unrealized gains and losses on trading securities are included in the statement of operations. Net realized gains and losses are determined on the first-in first-out cost basis.

  The composition of investments at March 31, 1996 and 1997 and December 31, 1997 is as follows:

                               MARCH 31, 1996 MARCH 31, 1997 DECEMBER 31, 1997
                               -------------- -------------- -----------------
   Certificates of Deposit....   $     --       $2,140,994      $8,119,816
   Marketable securities......   $     --              --          743,678
                                 ---------      ----------      ----------
   Total investments..........   $     --       $2,140,994      $8,863,494
                                 =========      ==========      ==========

  Net realized gains on trading securities of $227,281 during the nine months ended December 31, 1997 is comprised of a net realized gain of $144,826 and unrealized holding gains of $82,456.

  Certificates of deposit at December 31, 1997 mature at varying dates through November 1998 and bear interest at rates which range from 4.4% to 5.3%. At March 31, 1997 and December 31, 1997, certificates of deposit with carrying values of $1,472,000 and $2,353,000 respectively, collateralize standby letters of credit to certain of the Company's service providers. These letters of credit expire at various dates through June 1998, have been issued as security against services advanced and are expected to be renewed.

                           PT-1 COMMUNICATIONS, INC.

(4) BUSINESS CONCENTRATIONS

 Sales

  For the year ended March 31, 1997, prepaid phone card sales to three distributors represented approximately 10%, 11% and 13% of net prepaid phone card sales. For the nine month period ended December 31, 1997, prepaid phone card sales to two distributors represented approximately 16% and 15% of net prepaid phone card sales.

 Accounts Receivable

  The Company's accounts receivable are primarily due from distributors. Accounts receivable is shown net of an allowance for doubtful accounts of approximately $80,000, $391,000 and $465,000 at March 31, 1996 and 1997 and
December 31, 1997, respectively. At March 31, 1997, the Company's accounts receivable is concentrated among distributors primarily in the Northeast, with two distributors individually representing approximately 35% and 15% of the net accounts receivable balance. At December 31, 1997, these two distributors represented approximately 29% and 23% of the net accounts receivable balances.

(5) ASSET PURCHASE AND SOFTWARE-LICENSING AGREEMENT

  On May 9, 1997, PT-1 entered into an asset purchase agreement with Interactive Telephone Company ("Interactive") and Joseph Pannullo
("Pannullo"), the sole director and stockholder of Interactive, for $600,000. Interactive is in the business of providing long-distance telecommunications services to issuers of prepaid debit phone cards.

  On May 9, 1997, PT-1 entered into a three-year employment agreement with Pannullo. In connection with this agreement, the Company granted Pannullo an option to purchase 1,048,600 shares of stock for an aggregate exercise price of $0.015. Pannullo exercised his option on May 20, 1997 and the Company has reflected compensation expense of $1,000,000 during the three months ended June 30, 1997. Pursuant to the agreement, in the event that Mr. Pannullo's employment is terminated for cause or as a result of a voluntary termination (each as defined), in either case within one year of May 9, 1997, the Company has the right to repurchase the shares at a purchase price or termination payment equal to the fair market value per share.

  On May 9, 1997, PT-1 entered into a software license agreement with Godot Soft, LLC and Pannullo for a license fee of $1,000,000. The license fee was paid with $350,000 in cash and the delivery of a $650,000 noninterest-bearing promissory note payable in ten equal monthly installments commencing 90 days following the effective date. In addition, the software license agreement provides that if (i) the Company engages in a specified transfer of control transaction and (ii) Mr. Tawfik, the Company's Chief Executive Officer, and his affiliates and family members receive at least $100 million in cash or publicly held securities as a result of such transaction, the Company must pay a fee of $2.0 million to Godot Soft, LLC.

(6) RELATED PARTY TRANSACTIONS

  Through March 31, 1997, PT-1 sold phone cards to a corporation controlled by the Company's then president and a director on terms identical to those extended to the Company's customers. For the period from April 21, 1995 (inception) to March 31, 1996 and for the year ended March 31, 1997, these purchases aggregated approximately $1,050,000 and $0, respectively. At March 31, 1996 and 1997, accounts receivable, net includes approximately $185,000 and $-0-, respectively, that is due from such purchases.

  At March 31, 1997 and December 31, 1997, accounts receivable of approximately $585,000 and $2,564,626, respectively, relate to PhoneTime California, Inc.

                        PT-1 COMMUNICATIONS, INC.

  During the year ended March 31, 1997, the Company made loans to two of its officers and a former employee aggregating $591,542, of which $338,528 and $192,964 remains outstanding at March 31, 1997 and December 31, 1997, respectively. These loans bear interest at 8% and have no specified payment schedule or due dates.

(7) INCOME TAXES

  The statutory Federal income tax rate for the period from April 21, 1995 (inception) to March 31, 1996 and for the year ended March 31, 1997 was 35%. The effective income tax rate was 0% for these periods due to the Company incurring a net operating loss for which no tax benefit was recorded.

  As of March 31, 1997, for Federal income tax purposes, the Company has unused net operating loss carryforwards of $2,950,000 expiring in 2010. The availability of the net operating loss carryforwards to offset income taxes in future years may be restricted if the Company undergoes an ownership change, which may occur as a result of future sales of Company stock and other events.

  The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 1996 and 1997 are described below:

                                                         1996         1997
                                                      -----------  ----------
   Net operating loss carryforwards.................. $   927,500  $1,032,000
   Accounts receivable principally due to allowance
    for doubtful accounts............................      28,000     136,000
   Accrued expenses..................................      56,000     183,000
   Depreciation......................................         --      (61,000)
                                                      -----------  ----------
     Total gross deferred tax assets.................   1,011,500   1,290,000
   Less valuation allowance..........................  (1,011,500) (1,290,000)
                                                      -----------  ----------
     Net deferred tax assets......................... $       --   $      --
                                                      ===========  ==========

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, and tax planning in making these assessments. During the period from April 21, 1995 (inception) to March 31, 1996 and the year ended March 31, 1997, the valuation allowance increased by $1,011,500 and $278,500, respectively.

  The deferred tax asset of $1,221,500 recognized in the financial statements as of and for the nine months ended December 31, 1997, principally relates to the Company's net operating loss carryforwards. The Company currently believes that the realization of this amount is more likely than not based on operating earnings for the period and the Company's projection of future taxable income. For the nine month period ended December 31, 1997 the Company utilized the prior period net operating loss carryforwards of $2,950,000, providing a tax benefit of approximately $1.0 million to the Company's statement of operations.

(8) CAPITAL TRANSACTIONS

  The Company was initially capitalized with the issuance of 20 shares of common stock for a capital contribution of $2,600. On April 6, 1996, PT-1's Board of Directors split the issued and outstanding common stock 4.35-for-one and on December 30, 1997 the Company declared a stock split of 700,000-for-one (collectively, the "Stock Split").

                        PT-1 COMMUNICATIONS, INC.

  Immediately following the 4.35-for-one stock split, two officers of the Company purchased 9,100,000 shares (adjusted for the 700,000-for-one stock split) of common stock of the Company for an aggregate price of $13.

  On March 26, 1997, the Company repurchased 25,052,632 shares of Common Stock from Thomas Hickey, a former director and executive officer of the Company (the "Redemption"), in exchange for (i) a cash payment of $5.0 million and
(ii) a promissory note in the principal amount of $10.0 million (the "Note"). The Note accrues interest at a rate of 8.0% per annum, compounded semi-annually. The Company repaid $5.0 million of the principal amount of the Note on March 25, 1998 and must repay the remaining outstanding principal and all accrued but unpaid interest on or prior to March 25, 1999. The Company is not obligated to pay interest on the Note until it matures or is prepaid. The Company pledged two-thirds of the shares of Common Stock it redeemed from Mr. Hickey as collateral for the Note. There is no penalty for prepaying the Note and the Company intends to prepay the Note with a portion of the proceeds of the Offering. In connection with the Redemption, Mr. Hickey entered into a one year non-competition agreement with the Company, and the Company granted Mr. Hickey certain piggyback registration rights with respect to the shares retained by Mr. Hickey. Subsequently, the Company and Mr. Hickey renegotiated the terms of the Redemption and non-competition agreement (See Note 10).

(9) TRANSACTION WITH THOMAS HICKEY

  On November 7, 1997, the Company and Messrs. Hickey (and his affiliates), Tawfik, Vita, the Company's Executive Vice President, Barley, the Company's Chief Financial Officer, Panullo, the Company's Chief Operating Officer, and Klusaritz, the Company's General Counsel, entered into certain agreements (the "Hickey Settlement") pursuant to which (i) Mr. Hickey reaffirmed the validity of the Redemption and agreed to extend the period of his non-competition agreement for an additional three years through March 26, 2001 and (ii) the Company issued an additional 483,980 shares of Common Stock to Mr. Hickey. In addition, as part of the Hickey Settlement, a comprehensive release was executed in which all parties released and discharged each other from any and all claims of every kind and nature whatsoever, including without limitation, claims relating to Mr. Hickey's (and his affiliates') equity interest in the Company, the Redemption and the proposed offering. The fair value of the shares issued in connection with the extension of the non-compete agreement has been recorded as an intangible asset and is being amortized by use of the straight line method over the remaining life of the agreement. Amortization expense of approximately $100,000 was recorded for the nine month period ended December 31, 1997.

(10) STOCK OPTIONS AND WARRANTS

  On May 12, 1997 and during June 1997, the Company granted incentive stock/stock option compensation awards in connection with three employment agreements. The incentive awards vest at specified future dates ranging from 18-36 months from the effective dates of the agreements, are not dependent upon performance targets and provide for a maximum value of $850,000 in the aggregate payable in stock or stock options of equivalent value. The Company has recorded compensation expense of $271,000 for the nine months ended December 31, 1997 in connection with such incentive awards.

  On May 26, 1997, the Company granted an option to purchase 1,916,600 shares of common stock in connection with an employment agreement. The option is exercisable for $3.57 million, the fair market value at the date of grant. On October 15, 1997, the optionee exercised the option and obtained a loan for the exercise price from the Company. The loan is with recourse to the optionee, non-interest bearing for a period of up to eighteen months, bears interest at a market rate thereafter and matures on the earlier of (i) two years from the date of the loan, (ii) one year after the closing of the Offering or (iii) upon a sale of control (as defined) of the Company.

  On June 29, 1997, the Company entered into a service agreement (see note 10(b)) with InterExchange, Inc. (InterExchange), a debit card service provider. In connection with the execution of the InterExchange Agreement, the Company granted warrants for the purchase of shares of Common Stock to certain principals of

                        PT-1 COMMUNICATIONS, INC.

InterExchange (collectively, the "InterExchange Warrants"). The InterExchange Warrants are exercisable for shares of Common Stock with an aggregate fair market value (as defined) equal to (i) $1,000,000, at a total exercise price of $.15 and (ii) $2.0 million, at an aggregate exercise price equal to $1,000,000 (collectively, the "Warrant Shares"). InterExchange Warrants with respect to one-third of the Warrant Shares vested and became exercisable on March 31, 1998. InterExchange Warrants with respect to the remaining two-thirds of the warrant shares vest and become exercisable upon each of (i) January 1, 1999 and (ii) December 1, 1999, in each case if and only if the InterExchange Agreement has not been terminated on or before such date (other than as a result of a breach by the Company). The InterExchange Warrants expire upon the fifth anniversary of their respective vesting dates. In the event of a change of control (as defined), any unvested InterExchange Warrants at such time shall immediately vest and become exercisable and the fair market value shall be fixed as of the date of such change of control. In connection with the warrants, the Company will record compensation expense of approximately $2.0 million, the difference between the exercise price and market value, over the vesting period applicable to each portion of the grant. The Company has recorded compensation expense of approximately $935,000 for the nine months ended December 31, 1997 in connection with such warrants.

  On September 30, 1997, the Board of Directors adopted, and the shareholders of the Company approved, the 1997 Stock Incentive Plan (the "Stock Incentive Plan"), which provides for the grant to officers, key employees and directors of the Company and its subsidiaries of both "incentive stock options" within the meaning of the Internal Revenue Code, and stock options that are non-qualified for federal income tax purposes. The total number of shares for which options may be granted pursuant to the Stock Incentive Plan and the maximum number of shares for which options may be granted to any person is 3,500,000 shares, subject to certain adjustments to reflect changes in the Company's capitalization. The Stock Incentive Plan is currently administered by the Company's Board of Directors. Upon the completion of the Offering, the Stock Incentive Plan will be administered by the Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock options, non-qualified stock options, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable, and, subject to certain conditions discussed below, the option price and duration of the options. Members of the Compensation Committee will not be eligible to receive discretionary options under the plan, but are entitled to receive options as directors.

  The exercise price of incentive stock options will be determined by the Compensation Committee, but may not be less than the fair market value of the Common Stock on the date of grant and the term of any such option may not exceed ten years from the date of grant. With respect to any participant in the Stock Incentive Plan who owns stock representing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or of its subsidiaries, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares on the date of grant and the term of such option may not exceed five years from the date of grant.

  The exercise price of non-qualified stock options will be determined by the Compensation Committee on the date of grant. In the case of non-qualified stock options granted on or before the earliest of (i) the expiration of the Plan; (ii) the material modification of the Plan; (iii) the issuance of all stock allocated under the Plan; or (iv) the first meeting of shareholders at which directors are elected occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs (the "Reliance Period"), the exercise price of such options may not be less than fifty percent (50%) of the fair market value of the Common Stock on the date of grant. In the case of non-qualified stock options granted after the Reliance Period, the exercise price of such options may not be less than the fair market value of the Common Stock on the date of grant. In either case, the term of such options may not exceed ten years from the date of grant.

  Payment of the option price may be made in cash or, with the approval of the Compensation Committee, in shares of Common Stock having a fair market value in the aggregate equal to the option price.

                        PT-1 COMMUNICATIONS, INC.

  The Compensation Committee has the right at any time and from time to time to amend or modify the Stock Incentive Plan, without the consent of the Company's shareholders or optionees; provided, that no such action may adversely affect options previously granted without the optionee's consent, and provided further that no such action, without the approval of a majority of the shareholders of the Company, may increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan, increase the total number of shares of Common Stock which may be purchased pursuant to options under the plan by any person, expand the class of persons eligible to receive grants of options under the plan, decrease the minimum option price, extend the maximum term of options granted under the plan, extend the term of the plan or change the performance criteria on which the granting of options is based. The expiration date of the Stock Incentive Plan after which no option may be granted thereunder, is September 30, 2007.

  As of December 31, 1997, options to purchase an aggregate of 620,500 shares of Common Stock were granted under the Stock Incentive Plan and a total of 2,879,500 shares of Common Stock remained available for future grants. The outstanding options were held by thirty individuals and were exercisable at a
weighted average exercise price of $   per share. The Company has recorded
compensation expense of $70,000 for the nine months ended December 31, 1997 in connection with such options. Shares subject to options granted under the plan that have lapsed or terminated may again be subject to options granted under the plan.

  The following table summarizes the transactions of the Company's Stock Incentive Plan for the nine month period ended December 31, 1997.

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                         OPTION
                                                              SHARES     PRICE
                                                            SUBJECT TO    PER
                                                              OPTION     SHARE
                                                            ----------- --------
   Balance at April 1, 1997................................         --     --
     Options granted.......................................   3,703,200
     Options exercised..................................... (2,965,200)   1.20
     Options cancelled.....................................   (117,500)
                                                            -----------
   Balance at December 31, 1997............................     620,500

  The Company did not grant any stock options for the period ended March 31, 1996 and the year ended March 31, 1997.

(11) COMMITMENTS AND CONTINGENCIES

 (a) LEASE

  At March 31, 1997, the Company was committed under a noncancelable operating lease for the rental of office space for which it is also obligated to pay a pro rata portion of increases in real property taxes as additional rent.

  The Company's future minimum operating lease payments are approximately as follows:

   YEAR ENDING MARCH 31
   1998.............................................................. $  754,000
   1999..............................................................  1,259,000
   2000..............................................................  1,256,000
   2001..............................................................  1,242,000
   2002..............................................................  1,210,000
   Thereafter........................................................  2,426,000
                                                                      ----------
                                                                      $8,147,000
                                                                      ==========

                        PT-1 COMMUNICATIONS, INC.

  Total rent expense for the period from April 21, 1995 (inception) to March 31, 1996 and for the year ended March 31, 1997 was approximately $11,000 and $76,000, respectively.

 (b) PURCHASE COMMITMENTS

  On July 3, 1997 PT-1 entered into a products purchase agreement for approximately $12.7 million of carrier network products which are expected to be received by March 31, 1998. As of December 31, 1997, approximately $11.3 million had been paid to Nortel pursuant to this agreement.

  During 1997, the Company entered into a service agreement with a vendor under which the Company is committed to paying a minimum monthly service charge of $500,000 through January 1, 2001, renewable for up to four consecutive six month periods, thereafter.

 (c) EMPLOYMENT CONTRACTS

  The Company has employment agreements with certain executive officers and key management personnel, the terms of which expire at various times through June 2000. Such agreements provide for minimum salary levels, as well as for incentive bonuses that are payable if specified management goals are attained. The aggregate commitment for future salaries at March 31, 1997 and December 31, 1997, excluding bonuses, was approximately $2,300,000 and $3,500,000, respectively. All agreements contain covenants not to compete.

 (d) LETTERS OF CREDIT

  At March 31, 1997 and December 31, 1997, certificates of deposit with carrying values of $1,472,000 and $2,353,000, respectively, collateralize standby letters of credit to the Company's major service providers. These letters of credit have been issued as security against services advanced.

 (e) REGULATORY

  The Company is subject to regulation by various government agencies and jurisdictions and believes it is in compliance with all applicable laws and regulations. However, implementation and interpretation of the Telecom Act of 1996 (the Act) is ongoing and subject to litigation by various Federal and state agencies and courts. As a result, the impact of the Act on the Company is not yet completely determinable and future interpretations and rulings may impact the financial position and results of operations of the Company.

 (f) LEGAL

  In July 1997, the Company was notified by the Federal Trade Commission (FTC) and the New York Attorney General Office (NYAG) that it was the subject of an investigation alleging deceptive advertising practices in connection with the sale of its prepaid telephone cards and that the FTC and NYAG were reviewing whether the Company properly decremented minutes from its prepaid telephone cards. The Company does not believe its advertising or other practices are deceptive or that it is improperly or inaccurately decrementing minutes from its prepaid telephone cards and is currently cooperating with the FTC and the NYAG to resolve their allegations and questions. The Company is presently unable to evaluate the likelihood that a claim will actually be filed, or, if so, the likelihood of a favorable or unfavorable outcome. In the event a complaint is filed, the Company will defend such complaint vigorously. Management does not believe that the outcome, if unfavorable, will have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurance that this will be the case.

(12) LOAN PAYABLE

  On October 8, 1997, the Company entered into a $5.0 million revolving credit facility and a $5.0 million letter of credit facility with Chase Manhattan Bank, N.A (the "Credit Facility"). Borrowings under the Credit Facility bear interest at a rate equal to either the adjusted London Interbank Offer Rate plus 2.25%, the prime

                        PT-1 COMMUNICATIONS, INC.

rate or a fixed rate to be determined pursuant to the Credit Facility. Borrowings under the Credit Facility are secured by the Company's equipment and accounts receivable. The Company may borrow up to 75% of eligible equipment and accounts receivable. The Credit Agreement expires on September 30, 1998. The amount borrowed on the line of credit was $2,760,000 at December 31, 1997.

(13) SUBSEQUENT EVENTS

 (a) EMPLOYMENT CONTRACT

  During January 1998, the Company entered into a three-year employment agreement with three employees for an aggregate base compensation of approximately $450,000 and an annual discretionary bonus.

                                                                        ANNEX A

                                   GLOSSARY

  Access--1) Point at which entry is gained into a circuit or a network interconnection may be switched or dedicated. 2) Ability to obtain data from a storage device or peripheral. 3) Type of connection between customer premises equipment and an interexchange carrier's network.

  Access Charge--When the local facilities of the local exchange carrier are used for the origination or termination of long distance calls, the access charge is the fee paid by the long distance carrier to the local telephone companies for the use of local facilities to gain access to, or make connection with, the originating and terminating telephone subscribers.

  Access Line--1) Circuit between a subscriber and a switching center. 2) Private lines feeding a common control switching arrangement or enhanced private switched communications service switch from a PBX.

  Accounting or Settlement Rate--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

  CAP (Competitive Access Provider)--A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services.

  CIC Code--A carrier identification code, sometimes referred to as a "101XXXX" Code. This seven digit code, beginning with 101 and followed by four other numbers, is used by callers and local carriers to identify the long distance carrier responsible for transporting a call.

  CLEC (Competitive Local Exchange Carrier)--A CAP that also provides switched local services, such as local dial tone and Centrex, in competition with the incumbent local exchange carrier.

  Dial Around--A method of long distance calling by which a caller uses the long distance network of a carrier other than the caller's presubscribed long distance carrier. The caller uses the alternate carrier's network by dialing its CIC Code before dialing the long distance number the caller wishes to reach.

  Facilities-Based Carrier--A company that owns, obtains an IRU in or, under some circumstances, leases its international network facilities (including undersea fiber optic cables and switching facilities) rather than reselling private lines or minutes of tele-communications service provided by another facilities-based carrier.

  FCC--Federal Communications Commission.

  Hubs--Collection centers located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution.

  ILECs (Incumbent Local Exchange Carrier)--The local phone companies either a BOC or an independent (such as GTE), which provides local exchange services.

  IRU (Indefeasible Rights of Use)--The rights to use a telecommunications system, usually an undersea fiber optic cable, with most of the rights and duties of ownership, but without the right to control or manage the facility and, depending upon the particular agreement, without any right to salvage or duty to dispose of the cable at the end of its useful life.

  ISR (International Simple Resale)--The use of international leased lines interconnected to the PSTN at both ends for the provision of switched voice services to the public, by-passing the current system of accounting rates. In the United States, however, ISR may involve the interconnection of an international leased private line to the PSTN at only one end.

  ISVR (International Simple Voice Resale)--Telecommunications services consisting of the conveyance of messages which include two-way live speech which have been or are to be conveyed by means of a (i) PSTN, (ii) an international private leased circuit and (iii) the equivalent of a PSTN in another country or territory.

  LATAs (Local Access and Transport Areas)--The geographically defined areas in which LECs are authorized to provide local switched services.

  LEC (Local Exchange Carrier)--A company providing local telephone services, also referred to in the industry as a "local exchange telephone company." These include the BOCs, GTE and more than 1,000 other independents. The term includes ILECs and CLECs, that is, Incumbent and Competitive Local Exchange Carriers.

  Operating Agreement--An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

  Points of Presence (POPs)--Physical locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier and connects with the lines of the local telephone company serving the LATA within which the POP is located.

  PSTN (Public Switched Telephone Network)--A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

  PTT (Postal, Telephone and Telegraph Company)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected.

  Private Line--A private, dedicated telecommunications line connecting different end user locations.

  RBOC (Regional Bell Operating Company)--The seven telephone companies established by the 1982 agreement between AT&T and the Department of Justice.

  Resale--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

  Switch--A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

  Traffic--A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

  Undersea Fiber Optic Cable--Fiber optic cable is the medium of choice for the telecommunications industry. Fiber is immune to electrical interference and environment factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has to have more bandwidth capacity that a copper wire the size of a telephone pole. For international service, the fiber optic cable is placed at the bottom of the oceans in order to connect the various continents.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial and Other Data........................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  28
Management...............................................................  41
Certain Transactions.....................................................  48
Principal and Selling Shareholders.......................................  51
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  58
Experts..................................................................  58
Additional Information...................................................  59
Index to Financial Statements............................................ F-1
Annex A: Glossary........................................................ A-1

                                 ------------

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    Shares

                                    [LOGO]

                                 Common Stock


                                ---------------

                                  PROSPECTUS

                                ---------------

                                BT Alex. Brown

                               Hambrecht & Quist

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The table below sets forth the expenses to be incurred by the Company in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities Act registration fee and the NASD filing fee.

      Registration fee under the Securities Act of 1933............ $    25,665
      NASD filing fee..............................................       9,200
      Nasdaq National Market fee...................................      31,875
      Printing expenses............................................           *
      Registrar and Transfer Agent's fees and expenses.............           *
      Accountants' fees and expenses...............................           *
      Legal fees and expenses (not including Blue Sky).............           *
      Miscellaneous................................................           *
                                                                    -----------
          Total.................................................... $ 1,000,000
                                                                    ===========

     ---------------------
     *To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 722 of the New York Business Corporation Law allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit, or proceeding by reason of the fact that he or she is, or was, a director, officer, employee, or agent of such corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his conduct was unlawful.

  Under the Company's Restated Certificate of Incorporation, the Company has agreed to indemnify and advance expenses to each person who is or was a director or officer of the Corporation, to the fullest extent permitted by the New York Business Corporation Law against actions that may arise against them in such capacities. In addition, at the Company's option, it may indemnify any other person (his testator or intestate) who is or was serving at the request of the Company as a director or officer of any another corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the New York Business Corporation Law against actions that may arise against them in such capacities.

  The Company intends to obtain directors' and officers' insurance which will provide for indemnification of certain directors and officers of the Company.

  In the Underwriting Agreement, the proposed form of which has been filed as
Exhibit 1.1, the Underwriters will agree to indemnify, under certain conditions, the Company's officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following paragraphs of this Item 15 describe all offers and sales of securities by the Company within the last three years which were not registered under the Securities Act of 1933, other than securities issued in connection with stock reclassifications, stock dividends or stock splits:

  On April 21, 1995, the Company sold 30,450,000 shares of Common Stock to each of Mr. Samer Tawfik and Mr. Thomas Hickey in connection with the formation of the Company, for an aggregate purchase price of $2,600.

  On April 6, 1996, the Company issued 6,503,000 and 2,597,000 shares of Common Stock to Mr. Peter Vita and Mr. Douglas Barley, respectively, for an aggregate purchase price of $13.00.

  On March 26, 1997, the Company repurchased 25,052,632 shares of Common Stock from Mr. Hickey for an aggregate purchase price of $15.0 million, of which $5.0 million was payable in cash and $10.0 million was payable in the form of a promissory note.

  On May 9, 1997, in connection with Mr. Joseph Pannullo's employment agreement, the Company granted an option to Mr. Pannullo to acquire 1,048,600 shares of Common Stock for an aggregate exercise price of $0.015. Mr. Pannullo exercised his option on May 20, 1997.

  On May 26, 1997, in connection with Mr. Klusaritz's employment agreement, the Company granted Mr. Klusaritz an option to acquire 1,916,600 shares of Common Stock at an aggregate exercise price of $3.57 million. Mr. Klusaritz exercised his option on October 15, 1997.

  On June 29, 1997, the Company granted warrants to employees of InterExchange, Inc. to acquire shares of Common Stock with an aggregate "fair market value" equal to (i) $1,000,000, for an aggregate exercise price of $0.15 and (ii) $2.0 million, at an aggregate exercise price equal to $1,000,000.

  During October 1997, the Company has also granted options under the Stock Incentive Plan to acquire 738,000 shares of the Company's Common Stock, at a
weighted average exercise price of $   per share.

  On November 7, 1997, the Company issued 483,980 shares of Common Stock to Mr. Hickey in consideration for the extension of Mr. Hickey's non-competition agreement with the Company and the settlement of certain claims.

  Each issuance of securities described above was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16(A). EXHIBITS.

 EXHIBIT                                                          SEQUENTIALLY
  NUMBER                       DESCRIPTION                        NUMBERED PAGE
   *1.1   Form of Underwriting Agreement
  **2.1   Share Purchase Agreement, dated as of March 26, 1997,
          between the Company, Mr. Thomas Hickey, et al.
  **3.1   Amended and Restated Certificate of Incorporation of
          PT-1 Communications, Inc.
  **3.2   Amended and Restated Bylaws of the Company
   *4.1   Form of Common Stock Certificate of the Company
  **4.2   Reference is made to Exhibits 3.1 and 3.2
  **4.3   Warrants for the purchase of shares of Common Stock
          of the Company, dated June 29, 1997, issued to David
          L. Turock
  **4.4   Warrants for the purchase of shares of Common Stock
          of the Company, dated June 29, 1997, issued to Eric
          L. Hecht
  **4.5   Warrants for the purchase of shares of Common Stock
          of the Company, dated June 29, 1997, issued to
          Richard A. Robbins
  **4.6   Warrants for the purchase of shares of Common Stock
          of the Company, dated June 29, 1997, issued to
          Bradley D. Turock
  **4.7   Warrants for the purchase of shares of Common Stock
          of the Company, dated June 29, 1997, held in escrow
  **4.8   Escrow Agreement dated June 29, 1997 between John J.
          Klusaritz as Escrow Agent on behalf of the Company
          and InterExchange, Inc. and
   *5.1   Opinion of Swidler & Berlin, Chartered
 **10.1   PT-1 Communications, Inc. 1997 Stock Incentive Plan
 **10.2   Share Purchase Agreement dated as of April 6, 1996,
          by and among Thomas Hickey, Samer Tawfik, Peter Vita
          and Douglas Barley
 **10.3   Phonetime, Inc. Share Purchase Agreement, dated as of
          March 26, 1997, by and among Phonetime, Inc., Thomas
          Hickey, Samer Tawfik, Peter Vita and Douglas Barley
 **10.4   Agreement dated as of November 7, 1997, by and among
          the Company, Thomas Hickey, Thomas Hickey Trust U/A
          dated September 9, 1997, Samer Tawfik, Peter Vita,
          Douglas Barley, Joseph Pannullo and John Klusaritz
 **10.5   Option Agreement dated May 9, 1997, between the
          Company and Joseph Pannullo
 **10.6   Option Agreement dated May 26, 1997, as amended,
          between the Company and John J. Klusaritz
  *10.7   Form of Registration Rights Agreement between the
          Company and Certain Shareholders
 **10.8   Employment Agreement, dated as of October 1, 1997,
          between the Company and Samer Tawfik
 **10.9   Employment Agreement, dated as of April 6, 1996,
          between the Company and Peter M. Vita
 **10.10  Employment Agreement, dated as of April 6, 1996,
          between the Company and Douglas Barley
 **10.11  Employment Agreement, dated as of May 9, 1997,
          between the Company and Joseph Pannullo
 **10.12  Employment Agreement, dated as of May 26, 1997,
          between the Company and John J. Klusaritz
 **10.13  Agreement, dated June 29, 1997, between Phonetime,
          Inc. and InterExchange, Inc.

ITEM 16(A). EXHIBITS.

 EXHIBIT                                                          SEQUENTIALLY
  NUMBER                       DESCRIPTION                        NUMBERED PAGE
  **10.14 Software License Agreement, dated May 9, 1997,
          between GodotSoft, L.L.C. and Phonetime, Inc.
  **10.15 Settlement Agreement dated as of April 3, 1996
          between Samer Tawfik, Thomas J. Hickey, The
          Interactive Telephone Company and Joseph Pannullo
  **10.16 Agreement of Lease between Golden Union, LLL, as
          Landlord and Phonetime, Inc., as Tenant, dated April
          18, 1997, as modified
 +**10.17 Network Products Purchase Agreement by and between
          Northern Telecom, Inc. and Phonetime, Inc. with
          related Product Attachment and Services Agreement
  **10.18 General Loan and Collateral Agreement by and between the Company and the Chase Manhatten Bank, dated
          October 8, 1997
  **10.19 Security Agreements between the Company and the Chase
          Manhatten Bank, dated October 8, 1997
  **10.20 Promissory Note from the Company in favor of the
          Chase Manhatten Bank, dated October 8, 1997
  *11.1   Statement Regarding Computation of Per Share Earnings
 **21.1   Subsidiaries of PT-1 Communications, Inc.
   23.1   Consent of KPMG Peat Marwick LLP
  *23.2   Consent of Swidler & Berlin, Chartered (to be
          included in Exhibit 5.1 to this Registration
          Statement)
 **24.1   Power of Attorney (included on signature page)
  *27.1   Financial Data Schedule

---------------------
*To be filed by amendment.

**Previously filed.

+ Confidential treatment is being requested for portions of this document. The redacted material is being filed separately with the Commission.

ITEM 16(B). FINANCIAL STATEMENT SCHEDULES.

  None.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON MAY 11, 1998.

                                          PT-1 COMMUNICATIONS, INC.

                                          By:      /s/ Samer Tawfik
                                             ----------------------------------
                                                        SAMER TAWFIK
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                     EXECUTIVE OFFICER


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MAY 11, 1998.

              SIGNATURE                                TITLE

               *                       Chief Executive Officer, Chairman of
-------------------------------------   the Board and Director (Principal
            SAMER TAWFIK                Executive Officer)

                                       Chief Financial Officer, Secretary,
               *                        Treasurer and Director (Principal
-------------------------------------   Financial Officer and Principal
           DOUGLAS BARLEY               Accounting Officer)

               *                       Executive Vice President and
-------------------------------------   Director

           PETER VITA

                                       Chief Operating Officer and Director
               *
-------------------------------------
           JOSEPH PANNULLO

     /s/ John J. Klusaritz             Executive Vice President, General
-------------------------------------   Counsel, Director of Investor
          JOHN J. KLUSARITZ             Relations and Director


* John J. Klusaritz, by signing his name hereto, signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                               DESCRIPTION
    *1.1  Form of Underwriting Agreement
   **2.1  Share Purchase Agreement, dated as of March 26, 1997, between the
          Company, Mr. Thomas Hickey, et al.
   **3.1  Amended and Restated Certificate of Incorporation of PT-1
          Communications, Inc.
   **3.2  Amended and Restated Bylaws of the Company
    *4.1  Form of Common Stock Certificate of the Company
   **4.2  Reference is made to Exhibits 3.1 and 3.2
   **4.3  Warrants for the purchase of shares of Common Stock of the Company, dated June 29, 1997, issued to David L. Turock
   **4.4  Warrants for the purchase of shares of Common Stock of the Company, dated June 29, 1997, issued to Eric L. Hecht
   **4.5  Warrants for the purchase of shares of Common Stock of the Company, dated June 29, 1997, issued to Richard A. Robbins
   **4.6  Warrants for the purchase of shares of Common Stock of the Company, dated June 29, 1997, issued to Bradley D. Turock
   **4.7  Warrants for the purchase of shares of Common Stock of the Company, dated June 29, 1997, held in escrow
   **4.8  Escrow Agreement dated June 29, 1997 between John J. Klusaritz as
          Escrow Agent on behalf of the Company and InterExchange, Inc. and
    *5.1  Opinion of Swidler & Berlin, Chartered
  **10.1  PT-1 Communications, Inc. 1997 Stock Incentive Plan
  **10.2  Share Purchase Agreement dated as of April 6, 1996, by and among
          Thomas Hickey, Samer Tawfik, Peter Vita and Douglas Barley
  **10.3  Phonetime, Inc. Share Purchase Agreement, dated as of March 26, 1997, by and among Phonetime, Inc., Thomas Hickey, Samer Tawfik, Peter Vita
          and Douglas Barley
  **10.4  Agreement dated as of November 7, 1997, by and among the Company,
          Thomas Hickey, Thomas Hickey Trust U/A dated September 9, 1997, Samer
          Tawfik, Peter Vita, Douglas Barley, Joseph Pannullo and John
          Klusaritz
  **10.5  Option Agreement dated May 9, 1997, between the Company and Joseph
          Pannullo
  **10.6  Option Agreement dated May 26, 1997, as amended, between the Company and John J. Klusaritz
   *10.7  Form of Registration Rights Agreement between the Company and Certain
          Shareholders
  **10.8  Employment Agreement, dated as of October 1, 1997, between the
          Company and Samer Tawfik
  **10.9  Employment Agreement, dated as of April 6, 1996, between the Company and Peter M. Vita
  **10.10 Employment Agreement, dated as of April 6, 1996, between the Company and Douglas Barley
  **10.11 Employment Agreement, dated as of May 9, 1997, between the Company and Joseph Pannullo
  **10.12 Employment Agreement, dated as of May 26, 1997, between the Company and John J. Klusaritz
 +**10.13 Agreement, dated June 29, 1997, between Phonetime, Inc. and
          InterExchange, Inc.
  **10.14 Software License Agreement, dated May 9, 1997, between GodotSoft,
          L.L.C. and Phonetime, Inc.
  **10.15 Settlement Agreement dated as of April 3, 1996 between Samer Tawfik,
          Thomas J. Hickey, The Interactive Telephone Company and Joseph
          Pannullo
  **10.16 Agreement of Lease between Golden Union, LLL, as Landlord and
          Phonetime, Inc., as Tenant, dated April 18, 1997, as modified

 EXHIBIT
  NUMBER                               DESCRIPTION
 +**10.17 Network Products Purchase Agreement by and between Northern Telecom,
          Inc. and Phonetime, Inc. with related Product Attachment and Services
          Agreement
  **10.18 General Loan and Collateral Agreement by and between the Company and the Chase Manhatten Bank, dated October 8, 1997
  **10.19 Security Agreements between the Company and the Chase Manhatten Bank, dated October 8, 1997
  **10.20 Promissory Note from the Company in favor of the Chase Manhatten
          Bank, dated October 8, 1997
   *11.1  Statement Regarding Computation of Per Share Earnings
  **21.1  Subsidiaries of PT-1 Communications, Inc.
    23.1  Consent of KPMG Peat Marwick LLP
   *23.2  Consent of Swidler & Berlin, Chartered (to be included in Exhibit 5.1 to this Registration Statement)
  **24.1  Power of Attorney (included on signature page)
   *27.1  Financial Data Schedule

---------------------

*To be filed by amendment.

**Previously filed.

+ Confidential treatment is being requested for portions of this document. The redacted material is being filed separately with the Commission.


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